FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Index

Identification
Capital Stock Breakdown	1
Cash Earnings
Individual Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01.01.12 to 09.30.12	8
Statement of Changes in Shareholders' Equity - from 01.01.11 to 09.30.11	9
Statement of Added Value	10
Consolidated Financial Statements
Balance Sheet Assets	11
Balance Sheet Liabilities	12
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01.01.12 to 09.30.12	17
Statement of Changes in Shareholders' Equity - from 01.01.11 to 09.30.11	18
Statement of Added Value	19
Management Report	20
Explanatory Notes	46
Other Relevant Information Considered by the Company - Breakdown of the Capital by Owner	141
Declarations and Opinion
Independent Auditors' Report on the Quarterly Information	142
Opinion from Fiscal Council	145
Opinion from Executive Board on the Quarterly Information	146
Opinion from Executive Board on the Independent Auditors' Report on the Quarterly Information	146

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Identification / Capital Stock Breakdown

Number of shares	Current Quarter
(Units)	09.30.12
Paid-in Capital
Common	872,473,246
Preferred	-
Total	872,473,246
Treasury shares
Common	2,987,509
Preferred	-
Total	2,987,509

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Balance Sheet Assets
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09.30.12	12.31.11
1	Total Assets	24,342,972	22,055,908
1.01	Current Assets	5,517,640	4,733,378
1.01.01	Cash and Cash Equivalents	394,259	68,755
1.01.02	Marketable Securities	215,282	763,535
1.01.02.01	Financial Investments Evaluated at Fair Value	215,282	763,535
1.01.02.01.01	Held for Trading	214,138	761,850
1.01.02.01.02	Available for Sale	1,144	1,685
1.01.03	Trade Accounts Receivable and Other Receivables	1,626,616	1,452,610
1.01.03.01	Trade Accounts Receivable	1,595,658	1,427,374
1.01.03.02	Notes Receivable	30,958	25,236
1.01.04	Inventories	1,408,900	1,166,150
1.01.05	Biological Assets	730,544	554,483
1.01.06	Recoverable Taxes	811,460	572,720
1.01.06.01	Current Taxes Recoverable	811,460	572,720
1.01.08	Other Current Assets	330,579	155,125
1.01.08.01	Non-current Assets Held for Sale	13,529	5,980
1.01.08.03	Other	317,050	149,145
1.01.08.03.01	Interest on Shareholders' Equity Receivable	5	5
1.01.08.03.02	Derivatives	16,518	22,944
1.01.08.03.04	Accounts Receivable from Disposal of Equity Interest	107,384	-
1.01.08.03.05	Other	193,143	126,196
1.02	Non-current Assets	18,825,332	17,322,530
1.02.01	Non-current Assets	2,500,293	1,968,312
1.02.01.03	Trade Accounts Receivable and Other Receivables	90,575	77,966
1.02.01.03.01	Trade Accounts Receivable	12,029	2,419
1.02.01.03.02	Notes Receivable	78,546	75,547
1.02.01.05	Biological Assets	176,648	179,188
1.02.01.06	Deferred Taxes	1,163,185	935,607
1.02.01.06.01	Income Tax and Social Contribution	1,163,185	935,607
1.02.01.08	Receivables from Related Parties	12,001	5,138
1.02.01.08.04	Receivables from Related Parties	12,001	5,138
1.02.01.09	Other Non-current Assets	1,057,884	770,413
1.02.01.09.03	Judicial Deposits	176,872	110,582
1.02.01.09.04	Recoverable Taxes	354,051	449,376
1.02.01.09.06	Accounts Receivable from Disposal of Equity Interest	239,762	-
1.02.01.09.08	Other	287,199	210,455
1.02.02	Investments	10,875,938	10,159,588
1.02.02.01	Investments	10,875,938	10,159,588
1.02.02.01.01	Equity in Affiliates	15,064	8,987
1.02.02.01.02	Interest on Wholly-owned Subsidiaries	10,418,228	9,719,955
1.02.02.01.04	Other	442,646	430,646
1.02.03	Property, Plant and Equipment, Net	3,795,970	3,562,727
1.02.03.01	Property, Plant and Equipment in Operation	3,346,314	3,292,498
1.02.03.02	Property, Plant and Equipment Leased	66,982	39,007
1.02.03.03	Property, Plant and Equipment in Progress	382,674	231,222
1.02.04	Intangible	1,653,131	1,631,903
1.02.04.01	Intangible	1,653,131	1,631,903
1.02.04.01.02	Software	105,515	105,023
1.02.04.01.04	Other	8,371	6,392
1.02.04.01.05	Goodwill	1,520,488	1,520,488
1.02.04.01.06	Software Leased	18,757	-

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09.30.12	12.31.11
2	Total Liabilities	24,342,972	22,055,908
2.01	Current Liabilities	5,552,993	5,064,892
2.01.01	Social and Labor Obligations	57,700	59,348
2.01.01.01	Social Obligations	12,063	8,583
2.01.01.02	Labor Obligations	45,637	50,765
2.01.02	Trade Accounts Payable	1,532,714	1,270,696
2.01.02.01	Domestic Suppliers	1,468,011	1,214,936
2.01.02.02	Foreign Suppliers	64,703	55,760
2.01.03	Tax Obligations	62,137	91,838
2.01.03.01	Federal Tax Obligations	15,138	47,055
2.01.03.01.02	Other Federal	15,138	47,055
2.01.03.02	State Tax Obligations	46,005	44,261
2.01.03.03	Municipal Tax Obligations	994	522
2.01.04	Short Term Debts	1,044,039	1,445,779
2.01.04.01	Short Term Debts	1,044,039	1,445,779
2.01.04.01.01	Local Currency	681,805	956,077
2.01.04.01.02	Foreign Currency	362,234	489,702
2.01.05	Other Obligations	2,555,339	1,979,796
2.01.05.01	Liabilities with Related Parties	2,187,016	1,200,679
2.01.05.01.04	Other Liabilities with Related Parties	2,187,016	1,200,679
2.01.05.02	Other	368,323	779,117
2.01.05.02.01	Dividends and Interest on Shareholders' Equity Payable	944	312,624
2.01.05.02.04	Derivatives	265,737	227,891
2.01.05.02.05	Management and Employees Profit Sharing	18,423	173,402
2.01.05.02.07	Other Obligations	83,219	65,200
2.01.06	Provisions	301,064	217,435
2.01.06.01	Tax, Social Security, Labor and Civil Risks Provisions	67,564	68,550
2.01.06.01.01	Tax Provisions	9,342	13,958
2.01.06.01.02	Social Security and Labor Provisions	50,405	46,757
2.01.06.01.04	Civil Risk Provisions	7,817	7,835
2.01.06.02	Other Provisons	233,500	148,885
2.01.06.02.04	Vacations & Christmas Bonuses Provisions	233,500	148,885
2.02	Non-current Liabilities	4,630,667	2,920,676
2.02.01	Long-term Debt	3,086,952	1,597,342
2.02.01.01	Long-term Debt	3,086,952	1,597,342
2.02.01.01.01	Local Currency	741,893	818,214
2.02.01.01.02	Foreign Currency	2,345,059	779,128
2.02.02	Other Obligations	848,209	730,122
2.02.02.01	Liabilities with Related Parties	617,270	562,740
2.02.02.01.04	Other Liabilities with Related Parties	617,270	562,740
2.02.02.02	Other	230,939	167,382
2.02.02.02.06	Other Obligations	230,939	167,382
2.02.03	Deferred Taxes	449,339	340,606
2.02.03.01	Income Tax and Social Contribution	449,339	340,606
2.02.04	Provisions	246,167	252,606
2.02.04.01	Tax, Social Security, Labor and Civil Risks Provisions	124,851	139,890
2.02.04.01.01	Tax Provisions	102,530	114,555
2.02.04.01.02	Social Security and Labor Provisions	1,904	6,798
2.02.04.01.04	Civil Risk Provision	20,417	18,537
2.02.04.02	Other Provisons	121,316	112,716
2.02.04.02.04	Employee Benefits Provisions	121,316	112,716
2.03	Shareholders' Equity	14,159,312	14,070,340
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	28,361	10,939
2.03.02.01	Goodwill on the Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	39,025	22,430
2.03.02.05	Treasury Shares	(64,629)	(65,320)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

2.03.02.07	Results on Disposal of Shares	3,422	3,286
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	(12,224)	(12,224)
2.03.04	Profit Reserves	1,809,635	1,760,446
2.03.04.01	Legal Reserves	179,585	179,585
2.03.04.02	Statutory Reserves	1,524,319	1,524,319
2.03.04.07	Tax Incentives Reserve	105,731	56,542
2.03.05	Accumulated Earnings	101,269	-
2.03.08	Other Comprehensive Income	(240,424)	(161,516)
2.03.08.01	Derivative Financial Intruments	(229,696)	(167,293)
2.03.08.02	Financial Instrument (Available for Sale)	16,590	5,051
2.03.08.03	Cumulative Translation Adjustments of Foreign Currency	9,219	12,584
2.03.08.04	Actuarial Losses	(36,537)	(11,858)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Statement of Income
(in thousands of Brazilian Reais)

			Accumulated		Accumulated
		Current Quarter	Current Quarter	Previous Quarter	Previous Quarter
Account		07.01.12 to	01.01.12 to	07.01.11 to	01.01.11 to
Code	Account Description	09.30.12	09.30.12	09.30.11	09.30.11
3.01	Net Sales	3,537,035	10,239,279	3,192,543	9,219,175
3.02	Cost of Goods Sold	(3,058,688)	(8,694,674)	(2,541,214)	(7,401,192)
3.03	Gross Profit	478,347	1,544,605	651,329	1,817,983
3.04	Operating (Expenses) Income	(361,824)	(1,040,487)	(95,263)	(364,760)
3.04.01	Selling	(436,421)	(1,238,666)	(423,313)	(1,129,550)
3.04.02	General and Administrative	(66,915)	(168,777)	(63,959)	(176,632)
3.04.04	Other Operating Income	(11,902)	119,328	6,320	26,242
3.04.05	Other Operating Expenses	(45,613)	(244,385)	(161,481)	(332,138)
3.04.06	Equity Pick up	199,027	492,013	547,170	1,247,318
3.05	Profit before Financial and Tax Results	116,523	504,118	556,066	1,453,223
3.06	Financial Results	(83,350)	(347,391)	(291,420)	(306,279)
3.06.01	Financial Income	1,999	166,765	(1,000)	148,015
3.06.02	Financial Expenses	(85,349)	(514,156)	(290,420)	(454,294)
3.07	Income before Taxes	33,173	156,727	264,646	1,146,944
3.08	Income and Social Contribution	57,699	93,731	100,368	99,456
3.08.01	Current	(716)	(716)	-	-
3.08.02	Deferred	58,415	94,447	100,368	99,456
3.09	Net Income from Continued Operations	90,872	250,458	365,014	1,246,400
3.11	Net Income	90,872	250,458	365,014	1,246,400
3.99	Profit per Share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - Basic
3.99.01.01	ON	0.10451	0.28806	0.41913	1.43119
3.99.02	Earning per Share - Diluted
3.99.02.01	ON	0.10449	0.28799	0.41913	1.43119

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Statement of Comprehensive Income
(in thousands of Brazilian Reais)
			Accumulated		Accumulated
		Current Quarter	Current Quarter	Previous Quarter	Previous Quarter
Account		07.01.12 to	01.01.12 to	07.01.11 to	01.01.11 to
Code	Account Description	09.30.12	09.30.12	09.30.11	09.30.11
4.01	Net Income	90,872	250,458	365,014	1,246,400
4.02	Other Comprehensive Income	41,593	(78,908)	(362,240)	(342,573)
4.02.01	Loss in Foreign Currency Translation Adjustments	(3,788)	(3,365)	(95)	(701)
4.02.02	Unrealized Gain (Loss) in Available for Sale Marketable Securities,
	Net of Income Taxes	4,948	11,539	(6,364)	(5,763)
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge, Net of Income Taxes	48,661	(62,403)	(347,225)	(310,441)
4.02.04	Actuarial Losses, Net of Income Taxes	(8,228)	(24,679)	(8,556)	(25,668)
4.03	Comprehensive Income	132,465	171,550	2,774	903,827

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Statement of Cash Flows – Indirect Method
(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Quarter	Previous Quarter
Account		01.01.12 to	01.01.11 to
Code	Account Description	09.30.12	09.30.11
6.01	Net Cash Provided by Operating Activities	663.716	605.753
6.01.01	Cash from Operations	432.066	576.607
6.01.01.01	Net Income	250.458	1.246.400
6.01.01.03	Depreciation and Amortization	353.595	286.469
6.01.01.04	Gain on Disposals of Property, Plant and Equipments	(38.569)	7.218
6.01.01.05	Deferred Income Tax	(94.447)	(99.456)
6.01.01.06	Provision/(Reversal) for Tax, Civil and Labor Risks	47.969	133.694
6.01.01.07	Other Provisions	(34.930)	13.447
6.01.01.08	Interest and Exchange Rate Variations	339.681	236.153
6.01.01.09	Equity Pick up	(492.013)	(1.247.318)
6.01.01.10	Gain on Disposals of Property, Plant and Equipments - TCD	100.322	-
6.01.02	Changes in Operating Assets and Liabilities	231.650	29.146
6.01.02.01	Trade Accounts Receivable	(232.669)	(174.328)
6.01.02.02	Inventories	(315.889)	(289.275)
6.01.02.03	Trade Accounts Payable	276.352	(25.440)
6.01.02.04	Payable of Tax, Civil and Labor Risks Provisions	(76.011)	(50.082)
6.01.02.05	Payroll and Related Charges	157.641	924.897
6.01.02.06	Investment in Held for Trading Securities	(1.250.140)	(2.606.709)
6.01.02.07	Redemption of Held for Trading Securities	1.821.047	2.442.062
6.01.02.10	Other Financial Assets and Liabilities	(27.486)	(75.733)
6.01.02.11	Interest Paid	(130.184)	(121.847)
6.01.02.13	Interest on Shareholders' Equity Received	8.989	5.601
6.02	Net Cash Provided by Investing Activities	(826.151)	(560.106)
6.02.02	Redemptions of Financial Investments	-	27
6.02.04	Additions to Property, Plant and Equipment	(655.407)	(368.797)
6.02.05	Proceeds from Disposals of Property, Plant and Equipment	8.819	1.919
6.02.07	Additions to Intangible	(3.331)	(42.380)
6.02.08	Additions to Biological Assets	(165.623)	(150.875)
6.02.12	Business Combination	(10.609)	-
6.03	Net Cash Provided by Financing Activities	479.875	(165.105)
6.03.01	Proceeds from Debt Issuance	2.475.956	1.184.570
6.03.02	Payment of Debt	(1.544.291)	(776.075)
6.03.03	Dividends and Interest on Shareholders' Equity Paid	(439.790)	(501.644)
6.03.05	Advance for Future Capital Increase	(12.000)	-
6.03.06	Treasury Shares Acquisition	-	(71.956)
6.04	Exchange Rate Variation on Cash and Cash Equivalents	8.064	2.305
6.05	Net (Decrease) Increase in Cash	325.504	(117.153)
6.05.01	At the Beginning Balance	68.755	211.159
6.05.02	At the Ending Balance	394.259	94.006

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Statement of Changes in Shareholders' Equity for the Period from 01.01.12 to 09.30.12 (in thousands of Brazilian Reais)

			Capital
			Reserves,
			Granted Options			Other
Account			and Treasury	Profit	Retained	Comprehensive	Shareholders'
Code	Account Description	Capital Stock	Shares	Reserves	earnings (losses)	Income	Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.04	Share-based Payments	-	17,422	-	(100,000)	-	(82,578)
5.04.03	Options Granted	-	16,595	-	-	-	16,595
5.04.05	Treasury Shares Sold	-	691	-	-	-	691
5.04.07	Interest on Shareholders' Equity	-	-	-	(100,000)	-	(100,000)
5.04.08	Results on Disposal of Shares	-	136	-	-	-	136
5.04.10	Participation of Non-controlling Shareholders'	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	250,458	(78,908)	171,550
5.05.01	Net Income for the Period	-	-	-	250,458	-	250,458
5.05.02	Other Comprehensive Income	-	-	-	-	(78,908)	(78,908)
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(86,800)	(86,800)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	24,397	24,397
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for Sale	-	-	-	-	11,539	11,539
5.05.02.07	Actuarial Loss	-	-	-	-	(24,679)	(24,679)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(3,365)	(3,365)
5.06	Statements of Changes in Shareholders' Equity	-	-	49,189	(49,189)	-	-
5.06.08	Tax Incentives Reserve	-	-	49,189	(49,189)	-	-
5.07	Balance at September 30, 2012	12,460,471	28,361	1,809,635	101,269	(240,424)	14,159,312

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Statement of Changes in Shareholders' Equity for the Period
from 01.01.12 to 09.30.12
(in thousands of Brazilian Reais)

			Capital
			Reserves,
			Granted Options			Other
Account			and Treasury	Profit	Retained	Comprehensive	Shareholders'
Code	Account Description	Capital Stock	Shares	Reserves	earnings (losses)	Income	Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.04	Share-based Payments	-	17,422	-	(100,000)	-	(82,578)
5.04.03	Options Granted	-	16,595	-	-	-	16,595
5.04.05	Treasury Shares Sold	-	691	-	-	-	691
5.04.07	Interest on Shareholders' Equity	-	-	-	(100,000)	-	(100,000)
5.04.08	Results on Disposal of Shares	-	136	-	-	-	136
5.04.10	Participation of Non-controlling Shareholders'	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	250,458	(78,908)	171,550
5.05.01	Net Income for the Period	-	-	-	250,458	-	250,458
5.05.02	Other Comprehensive Income	-	-	-	-	(78,908)	(78,908)
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(86,800)	(86,800)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	24,397	24,397
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for Sale	-	-	-	-	11,539	11,539
5.05.02.07	Actuarial Loss	-	-	-	-	(24,679)	(24,679)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(3,365)	(3,365)
5.06	Statements of Changes in Shareholders' Equity	-	-	49,189	(49,189)	-	-
5.06.08	Tax Incentives Reserve	-	-	49,189	(49,189)	-	-
5.07	Balance at September 30, 2012	12,460,471	28,361	1,809,635	101,269	(240,424)	14,159,312

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Individual Financial Statements / Statement of Value Added
(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Quarter	Previous Quarter
Account		01.01.12 to	01.01.11 to
Code	Account Description	09.30.12	09.30.11
7.01	Revenues	11,499,776	10,305,493
7.01.01	Sales of Goods, Products and Services	11,164,908	10,210,220
7.01.02	Other Income	(229,625)	(201,923)
7.01.03	Revenue Related to Construction of own Assets	556,490	322,305
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	8,003	(25,109)
7.02	Raw Material Acquired from Third Parties	(8,563,861)	(7,216,221)
7.02.01	Costs of Products and Goods Sold	(7,160,222)	(6,047,332)
7.02.02	Materials, Energy, Third Parties Services and Other	(1,409,708)	(1,169,721)
7.02.03	Recovery of Assets Values	6,069	832
7.03	Gross Value Added	2,935,915	3,089,272
7.04	Retentions	(353,595)	(286,469)
7.04.01	Depreciation, Amortization and Exhaustion	(353,595)	(286,469)
7.05	Net Value Added	2,582,320	2,802,803
7.06	Received from Third Parties	747,387	1,395,669
7.06.01	Equity Pick up	492,013	1,247,318
7.06.02	Financial Income	166,765	148,015
7.06.03	Other	88,609	336
7.07	Value Added to be Distributed	3,329,707	4,198,472
7.08	Distribution of Value Added	3,329,707	4,198,472
7.08.01	Payroll	1,351,351	1,279,866
7.08.01.01	Salaries	1,033,657	1,003,569
7.08.01.02	Benefits	241,232	208,199
7.08.01.03	Government Severance Indemnity Fund for Employees
	Guarantee Fund for Length of Service - FGTS	76,462	68,098
7.08.02	Taxes, Fees and Contribution	1,124,356	1,146,504
7.08.02.01	Federal	516,558	598,194
7.08.02.02	State	595,272	538,617
7.08.02.03	Municipal	12,526	9,693
7.08.03	Capital Remuneration from Third Parties	603,542	525,702
7.08.03.01	Interests	527,842	458,084
7.08.03.02	Rents	75,700	67,618
7.08.04	Interest on Own Capital	250,458	1,246,400
7.08.04.01	Interest on Shareholders' Equity	100,000	292,344
7.08.04.03	Retained Earnings	150,458	954,056

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Balance Sheet Assets
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09.30.12	12.31.11
1	Total Assets	31,602,302	29,983,456
1.01	Current Assets	11,362,937	11,123,751
1.01.01	Cash and Cash Equivalents	1,506,757	1,366,843
1.01.02	Marketable Securities	609,290	1,372,671
1.01.02.01	Financial Investments Evaluated at Fair Value	541,556	1,289,255
1.01.02.01.01	Held for Trading	280,813	1,054,105
1.01.02.01.02	Available for Sale	260,743	235,150
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	67,734	83,416
1.01.02.02.01	Held to Maturity	67,734	83,416
1.01.03	Trade Accounts Receivable and Other Receivables	2,723,074	3,264,748
1.01.03.01	Trade Accounts Receivable	2,659,251	3,207,813
1.01.03.02	Notes Receivable	63,823	56,935
1.01.04	Inventories	3,435,568	2,679,211
1.01.05	Biological Assets	1,387,351	1,156,081
1.01.06	Recoverable Taxes	1,185,142	907,929
1.01.06.01	Current Taxes Recoverable	1,185,142	907,929
1.01.08	Other Current Assets	515,755	376,268
1.01.08.01	Non-current Assets Held for Sale	27,157	19,007
1.01.08.01.01	Non-current Assets for Sale	27,157	19,007
1.01.08.03	Other	488,598	357,261
1.01.08.03.02	Derivatives	16,518	23,459
1.01.08.03.04	Accounts Receivable from Disposal of Equity Interest	107,384	-
1.01.08.03.05	Other	364,696	333,802
1.02	Non-current Assets	20,239,365	18,859,705
1.02.01	Non-current Assets	5,332,077	4,654,837
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	96,000	83,368
1.02.01.02.01	Held to Maturity	96,000	83,368
1.02.01.03	Trade Accounts Receivable and Other Receivables	174,092	149,741
1.02.01.03.01	Trade Accounts Receivable	12,055	2,419
1.02.01.03.02	Notes Receivable	162,037	147,322
1.02.01.05	Biological Assets	400,546	387,383
1.02.01.06	Deferred Taxes	2,821,446	2,628,750
1.02.01.06.01	Income Tax and Social Contribution	2,821,446	2,628,750
1.02.01.09	Other Non-current Assets	1,839,993	1,405,595
1.02.01.09.03	Judicial Deposits	324,567	228,261
1.02.01.09.04	Recoverable Taxes	733,895	744,612
1.02.01.09.06	Accounts Receivable from Disposal of Equity Interest	239,762	-
1.02.01.09.07	Restricted Cash	89,583	70,020
1.02.01.09.08	Other	452,186	362,702
1.02.02	Investments	28,769	20,399
1.02.02.01	Investments	28,769	20,399
1.02.02.01.01	Equity in Affiliates	26,820	19,505
1.02.02.01.04	Other	1,949	894
1.02.03	Property, Plant and Equipment, Net	10,214,297	9,798,370
1.02.03.01	Property, Plant and Equipment in Operation	9,246,106	9,119,750
1.02.03.02	Property, Plant and Equipment Leased	109,344	58,411
1.02.03.03	Property, Plant and Equipment in Progress	858,847	620,209
1.02.04	Intangible	4,664,222	4,386,099
1.02.04.01	Intangible	4,664,222	4,386,099
1.02.04.01.02	Software	134,460	138,236
1.02.04.01.03	Trademarks	1,192,736	1,256,000
1.02.04.01.04	Other	41,545	18,048
1.02.04.01.05	Goodwill	3,276,724	2,973,815
1.02.04.01.06	Software Leased	18,757	-

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

Account		Current Quarter	Previous Year
Code	Account Description	09.30.12	12.31.11
2	Total Liabilities	31.602.302	29.983.456
2.01	Current Liabilities	7.447.663	7.987.829
2.01.01	Social and Labor Obligations	121.568	116.558
2.01.01.01	Social Obligations	23.541	14.923
2.01.01.02	Labor Obligations	98.027	101.635
2.01.02	Trade Accounts Payable	3.267.264	2.681.343
2.01.02.01	Domestic Suppliers	2.817.293	2.341.043
2.01.02.02	Foreign Suppliers	449.971	340.300
2.01.03	Tax Obligations	233.152	224.761
2.01.03.01	Federal Tax Obligations	118.655	137.779
2.01.03.01.01	Income Tax and Social Contribution Expense Payable	53.708	5.590
2.01.03.01.02	Other Federal	64.947	132.189
2.01.03.02	State Tax Obligations	111.525	86.460
2.01.03.03	Municipal Tax Obligations	2.972	522
2.01.04	Short Term Debts	2.653.569	3.452.477
2.01.04.01	Short Term Debts	2.653.569	3.452.477
2.01.04.01.01	Local Currency	1.378.265	1.814.220
2.01.04.01.02	Foreign Currency	1.275.304	1.638.257
2.01.05	Other Obligations	575.719	1.076.533
2.01.05.02	Other	575.719	1.076.533
2.01.05.02.01	Dividends and Interest on Shareholders' Equity Payable	1.075	312.624
2.01.05.02.04	Derivatives	321.215	270.693
2.01.05.02.05	Management and Employees Profit Sharing	18.423	224.480
2.01.05.02.07	Other Obligations	235.006	268.736
2.01.06	Provisions	596.391	436.157
2.01.06.01	Tax, Social Security, Labor and Civil Risks Provisions	121.529	118.466
2.01.06.01.01	Tax Provisions	17.203	17.446
2.01.06.01.02	Social Security and Labor Provisions	82.894	74.727
2.01.06.01.04	Civil Risk Provisions	21.432	26.293
2.01.06.02	Other Provisons	474.862	317.691
2.01.06.02.04	Vacations and Christmas Bonuses Provisions	474.862	317.691
2.02	Non-current Liabilities	9.950.735	7.885.710
2.02.01	Long-term Debt	6.468.017	4.601.053
2.02.01.01	Long-term Debt	6.468.017	4.601.053
2.02.01.01.01	Local Currency	1.613.952	1.515.486
2.02.01.01.02	Foreign Currency	4.854.065	3.085.567
2.02.02	Other Obligations	428.531	391.481
2.02.02.02	Other	428.531	391.481
2.02.02.02.06	Other Obligations	428.531	391.481
2.02.03	Deferred Taxes	1.942.430	1.791.897
2.02.03.01	Income Tax and Social Contribution	1.942.430	1.791.897
2.02.04	Provisions	1.111.757	1.101.279
2.02.04.01	Tax, Social Security, Labor and Civil Risks Provisions	826.323	835.234
2.02.04.01.01	Tax Provisions	186.269	214.177
2.02.04.01.02	Social Security and Labor Provisions	40.884	30.435
2.02.04.01.04	Civil Risk Provision	27.448	18.881
2.02.04.01.05	Contingent Liabilities	571.722	571.741
2.02.04.02	Other Provisons	285.434	266.045
2.02.04.02.04	Employee Benefits Provisions	285.434	266.045
2.03	Consolidated Shareholders' Equity	14.203.904	14.109.917
2.03.01	Paid-in Capital	12.460.471	12.460.471
2.03.02	Capital Reserves	28.361	10.939
2.03.02.01	Goodwill on the Shares Issuance	62.767	62.767
2.03.02.04	Granted Options	39.025	22.430
2.03.02.05	Treasury Shares	(64.629)	(65.320)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Balance Sheet Liabilities
(in thousands of Brazilian Reais)

2.03.02.07	Results on Disposal of Shares	3.422	3.286
2.03.02.08	Goodwill on Acquisition of Non-controlling Entities	(12.224)	(12.224)
2.03.04	Profit Reserves	1.809.635	1.760.446
2.03.04.01	Legal Reserves	179.585	179.585
2.03.04.02	Statutory Reserves	1.524.319	1.524.319
2.03.04.07	Tax Incentives Reserve	105.731	56.542
2.03.05	Accumulated Earnings / Loss	101.269	-
2.03.08	Other Comprehensive Income	(240.424)	(161.516)
2.03.08.01	Derivative Financial Instruments	(229.696)	(167.293)
2.03.08.02	Financial Instrument (Available for sale)	16.590	5.051
2.03.08.03	Cumulative Translation Adjustments of Foreign Currency	9.219	12.584
2.03.08.04	Actuarial Losses	(36.537)	(11.858)
2.03.09	Non-controlling Shareholders' Equity	44.592	39.577

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Statement of Income
(in thousands of Brazilian Reais)

			Accumulated		Accumulated
		Current Quarter	Current Quarter	Previous Quarter	Previous Quarter
Account		07.01.12 to	01.01.12 to	07.01.11 to	01.01.11 to
Code	Account Description	09.30.12	09.30.12	09.30.11	09.30.11
3.01	Net Sales	7,192,488	20,371,737	6,292,366	18,607,208
3.02	Cost of Goods Sold	(5,666,573)	(16,013,183)	(4,686,528)	(13,894,972)
3.03	Gross Profit	1,525,915	4,358,554	1,605,838	4,712,236
3.04	Operating (Expenses) Income	(1,293,820)	(3,577,841)	(1,150,871)	(3,219,364)
3.04.01	Selling	(1,101,517)	(3,115,936)	(971,047)	(2,715,325)
3.04.02	General and Administrative	(95,115)	(275,340)	(120,208)	(306,338)
3.04.04	Other Operating Income	8,695	158,242	141,085	305,019
3.04.05	Other Operating Expenses	(110,072)	(359,799)	(203,773)	(507,317)
3.04.06	Equity Pick up	4,189	14,992	3,072	4,597
3.05	Profit before Financial and Tax Results	232,095	780,713	454,967	1,492,872
3.06	Financial Results	(117,210)	(479,650)	(186,554)	(294,013)
3.06.01	Financial Income	106,915	765,683	339,550	669,976
3.06.02	Financial Expenses	(224,125)	(1,245,333)	(526,104)	(963,989)
3.07	Income Before Taxes	114,885	301,063	268,413	1,198,859
3.08	Income and Social Contribution	(26,137)	(48,232)	87,734	43,419
3.08.01	Current	(53,923)	(97,200)	1,656	(10,218)
3.08.02	Deferred	27,786	48,968	86,078	53,637
3.09	Net Income from Continued Operations	88,748	252,831	356,147	1,242,278
3.11	Net Income	88,748	252,831	356,147	1,242,278
3.11.01	Attributable to: BRF Shareholders	90,872	250,458	365,014	1,246,400
3.11.02	Attributable to: Non-controlling Shareholders	(2,124)	2,373	(8,867)	(4,122)
3.99	Profit per share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - Basic
3.99.01.01	ON	0.10451	0.28806	0.41913	1.43119
3.99.02	Earning per Share - Diluted
3.99.02.01	ON	0.10449	0.28799	0.41913	1.43119

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Statement of Comprehensive Income
(in thousands of Brazilian Reais)
			Accumulated		Accumulated
		Current Quarter	Current Quarter	Previous Quarter	Previous Quarter
Account		07.01.12 to	01.01.12 to	07.01.11 to	01.01.11 to
Code	Account Description	09.30.12	09.30.12	09.30.11	09.30.11
4.01	Net Income	88,748	252,831	356,147	1,242,278
4.02	Other Comprehensive Income	41,593	(78,908)	(362,240)	(342,573)
4.02.01	Loss in Foreign Currency Translation Adjustments	(3,788)	(3,365)	(95)	(701)
4.02.02	Unrealized Gain (Loss) in Available for Sale Marketable Securities,
	Net of Income Taxes	4,948	11,539	(6,364)	(5,763)
4.02.03	Unrealized Gains (Loss) in Cash Flow Hedge, Net of Income Taxes	48,661	(62,403)	(347,225)	(310,441)
4.02.04	Actuarial Losses, Net of Income Taxes	(8,228)	(24,679)	(8,556)	(25,668)
4.03	Consolidated Comprehensive Income	130,341	173,923	(6,093)	899,705
4.03.01	Attributable to: BRF Shareholders	132,465	171,550	2,774	903,827
4.03.02	Attributable to: Non-controlling Shareholders	(2,124)	2,373	(8,867)	(4,122)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Quarter	Previous Quarter
Account		01.01.12 to	01.01.11 to
Code	Account Description	09.30.12	09.30.11
6.01	Net Cash Provided by Operating Activities	1,660,555	561,629
6.01.01	Cash from Operations	1,823,795	2,583,606
6.01.01.01	Net Income for the Period	250,458	1,246,400
6.01.01.02	Non-controlling Shareholders	2,373	(4,122)
6.01.01.03	Depreciation and Amortization	719,341	661,969
6.01.01.04	Gain on Disposals of Property, Plant and Equipments	(25,257)	34,873
6.01.01.05	Deferred Income Tax	(48,968)	(53,637)
6.01.01.06	Provision/(Reversal) for Tax, Civil and Labor Risks	93,188	145,106
6.01.01.07	Other Provisions	20,595	8,943
6.01.01.08	Interest and Exchange Rate Variations	722,697	548,671
6.01.01.09	Equity Pick-Up	(14,992)	(4,597)
6.01.01.10	Gain on Disposals of Property, Plant and Equipments - TCD	104,360	-
6.01.02	Changes in Operating Assets and Liabilities	(163,240)	(2,021,977)
6.01.02.01	Trade Accounts Receivable	544,493	130,003
6.01.02.02	Inventories	(783,292)	(739,910)
6.01.02.03	Trade Accounts Payable	529,580	180,693
6.01.02.04	Payable of Tax, Civil and Labor Risks Provisions	(134,520)	(180,689)
6.01.02.05	Payroll and Related Charges	(725,568)	(626,503)
6.01.02.06	Investment in Held for Trading Securities	(2,528,809)	(2,766,840)
6.01.02.07	Redemption of Held for Trading Securities	3,339,931	2,607,342
6.01.02.08	Investment in Available for Sale Securities	(1,595)	(1,703,487)
6.01.02.09	Redemptions of Available for Sale Securities	10,596	1,497,240
6.01.02.10	Other Financial Assets and Liabilities	(17,863)	(29,445)
6.01.02.11	Interest Paid	(373,341)	(369,931)
6.01.02.12	Income Tax and Social Contribution Paid	(31,841)	(26,051)
6.01.02.13	Interest on Shareholders' Equity Received	8,989	5,601
6.02	Net Cash Provided by Investing Activities	(1,697,686)	(1,030,510)
6.02.01	Marketable Securities	(48,619)	-
6.02.02	Redemptions in Marketable Securities	70,078	6,147
6.02.03	Restricted Cash	(10,739)	(7,309)
6.02.04	Additions to Property, Plant and Equipment	(1,350,776)	(598,136)
6.02.05	Receivable from Disposals of Property, Plant and Equipment	20,809	1,872
6.02.07	Additions to Intangible	(6,239)	(47,026)
6.02.08	Additions to Biological Assets	(359,296)	(381,372)
6.02.09	Other Investiments, Net	(2,295)	(4,686)
6.02.12	Business Combination	(10,609)	-
6.03	Net Cash Provided by Financing Activities	147,568	(135,939)
6.03.01	Proceeds from Debt Issuance	3,882,268	2,273,272
6.03.02	Payment of Debt	(3,294,910)	(1,823,387)
6.03.03	Dividends and Interest on Shareholders' Equity Paid	(439,790)	(501,644)
6.03.06	Treasury Shares Acquisition	-	(71,956)
6.03.07	Goodwill in the Acquisition of Non-controlling Entities	-	(12,224)
6.04	Exchange Rate Variation on Cash and Cash Equivalents	29,477	142,869
6.05	Net (Decrease) Increase in Cash	139,914	(461,951)
6.05.01	At the Beginning of the Period	1,366,843	2,310,643
6.05.02	At the End of the Period	1,506,757	1,848,692

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Statement of Changes in Shareholders' Equity for the
Period from 01.01.12 to 09.30.12
(in thousands of Brazilian Reais)

			Capital
			Reserves,
			Granted Options			Other		Participation of	Total
Account			and Treasury	Profit	Retained	Comprehensive	Shareholders'	Non-controlling	Shareholders'
Code	Account Description	Capital Stock	Shares	Reserves	earnings (losses)	Income	Equity	shareholders	Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340	39,577	14,109,917
5.03	Opening Balance Adjustment	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340	39,577	14,109,917
5.04	Share-based Payments	-	17,422	-	(100,000)	-	(82,578)	2,642	(79,936)
5.04.03	Options Granted	-	16,595	-	-	-	16,595	-	16,595
5.04.05	Treasury Shares Sold	-	691	-	-	-	691	-	691
5.04.07	Interest on Shareholders' Equity	-	-	-	(100,000)	-	(100,000)	-	(100,000)
5.04.08	Results on Disposal of Shares	-	136	-	-	-	136	-	136
5.04.10	Participation of Non-controlling Shareholders'	-	-	-	-	-	-	2,642	2,642
5.05	Total Comprehensive Income	-	-	-	250,458	(78,908)	171,550	2,373	173,923
5.05.01	Net Income for the Period	-	-	-	250,458	-	250,458	2,373	252,831
5.05.02	Other Comprehensive Income	-	-	-	-	(78,908)	(78,908)	-	(78,908)
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(86,800)	(86,800)	-	(86,800)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	24,397	24,397	-	24,397
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for Sale	-	-	-	-	11,539	11,539	-	11,539
5.05.02.07	Actuarial Loss	-	-	-	-	(24,679)	(24,679)	-	(24,679)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(3,365)	(3,365)	-	(3,365)
5.06	Statements of Changes in Shareholders' Equity	-	-	49,189	(49,189)	-	-	-	-
5.06.08	Tax Incentives Reserve	-	-	49,189	(49,189)	-	-	-	-
5.07	Balance at September 30, 2012	12,460,471	28,361	1,809,635	101,269	(240,424)	14,159,312	44,592	14,203,904

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Statement of Changes in Shareholders' Equity for the
Period from 01.01.11 to 09.30.11
(in thousands of Brazilian Reais)

			Capital
			Reserves,
			Granted Options			Other		Participation of	Total
Account			and Treasury	Profit	Retained	Comprehensive	Shareholders' Non-controlling		Shareholders'
Code	Account Description	Capital Stock	Shares	Reserves	earnings (losses)	Income	Equity	shareholders	Equity
5.01	Balance at January 1, 2011	12,460,471	68,614	1,064,688	-	35,194	13,628,967	7,551	13,636,518
5.03	Opening Balance Adjustment	12,460,471	68,614	1,064,688	-	35,194	13,628,967	7,551	13,636,518
5.04	Share-based Payments	-	(66,245)	-	(292,344)	-	(358,589)	-	(358,589)
5.04.03	Options Granted	-	10,334	-	-	-	10,334	-	10,334
5.04.04	Treasury Shares Acquired	-	(71,957)	-	-	-	(71,957)	-	(71,957)
5.04.05	Treasury Shares Sold	-	4,779	-	-	-	4,779	-	4,779
5.04.07	Interest on Shareholders' Equity	-	-	-	(292,344)	-	(292,344)	-	(292,344)
5.04.08	Results on Disposal of Shares	-	2,823	-	-	-	2,823	-	2,823
5.04.09	Goodwill on Acquisition of Non-controlling Entities	-	(12,224)	-	-	-	(12,224)	-	(12,224)
5.05	Total Comprehensive Income	-	-	-	1,246,400	(342,573)	903,827	(8,924)	894,903
5.05.01	Net Income for the Period	-	-	-	1,246,400	-	1,246,400	(8,808)	1,237,592
5.05.02	Other Comprehensive Income	-	-	-	-	(342,573)	(342,573)	(116)	(342,689)
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	(450,680)	(450,680)	-	(450,680)
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	140,239	140,239	-	140,239
5.05.02.06	Unrealized Gain (Loss) on Marketable Securities in Available for Sale	-	-	-	-	(5,763)	(5,763)	-	(5,763)
5.05.02.07	Actuarial Loss	-	-	-	-	(25,668)	(25,668)	-	(25,668)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(701)	(701)	(116)	(817)
5.07	Balance at September 30, 2011	12,460,471	2,369	1,064,688	954,056	(307,379)	14,174,205	(1,373)	14,172,832

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Consolidated Financial Statements / Statement of Value Added
(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Quarter	Previous Quarter
Account		01.01.12 to	01.01.11 to
Code	Account Description	09.30.12	09.30.11
7.01	Revenues	23,118,300	21,148,305
7.01.01	Sales of Goods, Products and Services	22,321,785	20,761,109
7.01.02	Other Income	(247,698)	(26,046)
7.01.03	Revenue Related to Construction of own Assets	1,091,342	447,578
7.01.04	Allowance for Doubtful Accounts Reversal (Provisions)	(47,129)	(34,336)
7.02	Raw Material Acquired from Third Parties	(16,072,566)	(13,415,845)
7.02.01	Costs of Products and Goods Sold	(12,864,170)	(10,571,895)
7.02.02	Materials, Energy, Third Parties Services and Other	(3,222,955)	(2,827,735)
7.02.03	Recovery of Assets Values	14,559	(16,215)
7.03	Gross Value Added	7,045,734	7,732,460
7.04	Retentions	(719,341)	(661,969)
7.04.01	Depreciation, Amortization and Exhaustion	(719,341)	(661,969)
7.05	Net Value Added	6,326,393	7,070,491
7.06	Received from Third Parties	869,306	674,913
7.06.01	Equity Pick up	14,992	4,597
7.06.02	Financial Income	765,683	669,976
7.07	Value Added to be Distributed	7,195,699	7,745,404
7.08	Distribution of Value Added	7,195,699	7,745,404
7.08.01	Payroll	2,904,210	2,733,731
7.08.01.01	Salaries	2,242,103	2,150,989
7.08.01.02	Benefits	511,294	455,301
7.08.01.03	Government Severance Indemnity Fund for Employees
	Guarantee Fund for Length of Service - FGTS	150,813	127,441
7.08.02	Taxes, Fees and Contribution	2,575,731	2,587,307
7.08.02.01	Federal	1,493,134	1,581,946
7.08.02.02	State	1,058,789	995,290
7.08.02.03	Municipal	23,808	10,071
7.08.03	Capital Remuneration from Third Parties	1,462,927	1,182,088
7.08.03.01	Interests	1,284,659	967,779
7.08.03.02	Rents	178,268	214,309
7.08.04	Interest on Own Capital	252,831	1,242,278
7.08.04.01	Interest on Shareholders' Equity	100,000	292,344
7.08.04.03	Retained Earnings	150,458	954,056
7.08.04.04	Non-controlling Interest	2,373	(4,122)

Results 3Q12

Dear Shareholders

In the third quarter of 2012, we concluded one of the most relevant stages of the merger, initiated by BRF in May 2009, with the fulfillment of the agreement signed with the Brazilian anti-trust authorities (CADE) in June 2011.

As expected the Management, the impact of an adverse sectoral scenario combined with the merger transition process were factors that reflected in higher transitory costs, causing a temporary shortfall in efficiency at our operations and consequently, negatively impacting our result for the period.

Notwithstanding this environment, we should emphasize the good results reported for revenues which rose 14.3% compared with 3Q11, reaching R$ 7.2 billion in the quarter, a growth of 5.1% when compared with 2Q12. This achievement can be attributed to the Company strategy focused on innovation through portfolio expansion, new product lines, repositioning of the Sadia brand and the expansion in brand mix: Perdigão, Batavo, Elegê, Qualy, among others. A total of 115 products was launched in the quarter to support this strategy, representing 283 new choices for the consumer for the year to date.

The net income for the quarter has already seen an important gain in relation to 2Q12 of R$ 84.5 million reaching R$ 90.9 million of net income, equivalent to 1.3% of net margin. The EBITDA result reached R$ 565 million, representing 7.9% of net sales.

In our business segments, we have seen good domestic market growth with a 7.4% increase in sales revenue despite the transfer of assets and the discontinuation of certain brands in specific categories that could have resulted in significant reductions in volume during the quarter. This potential impact was compensated by the successful execution of the Company’s chosen strategy for recovery of revenue.

Meanwhile, the international operations reported growth of 26% in exports with the improvement in performance in business with the Middle East and the incorporation of the Quickfood businesses in Argentina, absorbed following the asset swap in the domestic market. The dairy segment registered an increase of 4.8%, especially driven by an increase sales of refrigerated products while the food service segment rose 8%, reflecting better demand and higher in-natura sales.

In October, Management announced the signature of a binding offer to acquire Federal Foods Limited, with head offices in  Abu Dhabi, United Arab Emirates (UAE), through BRF’s subsidiary in Austria. The acquired company holds the leadership in food distribution in the region catering to a full spectrum of retail, food service and wholesale clients. The investment for the acquisition is worth US$ 36 million and will give the Company a 49% stake in Federal Foods.

The challenging environment which we have experienced this year is fading away and we see opportunities for improving our margins as from the final quarter of 2012. During the course of 3Q12, we initiated price adjustments to recover margins which had been squeezed by rising sector costs. We also expect a good demand for traditional year-end products.

With the complete implementation of the agreement signed with CADE (the Performance Commitment Agreement – TCD process), BRF is to embark on a new phase in its business. At this point, we could not fail to extend a special vote of thanks to all our shareholders, investors, suppliers, clients and other stakeholders for their support and the confidence entrusted in us during this challenging period involving the various stages of the merger process. More especially we would like to place on record our thanks to our executives and staff who were tireless in successfully conducting the entire process. This capacity to overcome adversity and to seek out new opportunities is at the core of our corporate culture and is what will continue making BRF a very unique company.

São Paulo, November 2012

Nildemar Secches                                                                                                                                                José Antonio do Prado Fay

Chairman of the Board                                                                                                                                         CEO

3rd QUARTER 2012 – 3Q12

      Net sales totaled R$ 7.2 billion, a growth of 14.3% in relation to 3Q11, revenues being generated from the following business segments: domestic market (7.4%); exports (26.0%); dairy products (4.8%) and food service (8.0%), these results reflecting the efforts taken to offset the impact of the TCD process.

      The businesses involving meats, dairy products, other processed products and remaining sales represented 1.6 million tons, a 4.3% increase, this despite sales of assets and the discontinuation of certain categories in line with the agreement with CADE.

      Gross profit totaled R$ 1.5 billion, a 5.0% decrease due to the pressure of recurring costs during the quarter.

      EBITDA reached R$ 565.1 million, 21.8% less than 3Q11 due to the squeeze on margins still being experienced in the markets, the result of a combination of spiking costs, a gradual improvement in export business and the impact of asset transfers and discontinuation of certain product categories.

      Net income was R$ 90.8 million against R$ 365.0 million recorded in 3Q11 but already indicating a positive evolution of R$ 84.5 million in relation to 2Q12.

      Financial trading volume in BRF’s shares reported an average of US$ 75.5 million/day in the quarter, 15.9% more than 3Q11.

Highlights (R$ Million)	3Q12	3Q11	% Ch.

Net Sales	7,192	6,292	14
Domestic Market	4,087	3,824	7
Exports	3,106	2,468	26
Gross Profit	1,526	1,606	(5)
Gross Margin	21.2%	25.5%	(4.3 p.p.)
EBIT	232	455	(49)
Net Income	91	365	(75)
Net Margin	1.3%	5.8%	(4.5 p.p.)
EBITDA	565	723	(22)
EBITDA Margin	7.9%	11.5%	(3.6 p.p.)
Earnings per share(1)	0.10	0.42	(75)
1-Consolidated earnings per share (in R$), excluding treasury shares.

Accumulated 2012 – 9M12 (January to September)

      Net sales amounted to R$ 20.4 billion, a growth of 9.5%, reflecting good performance in sales for BRF’s chosen business segments.

      The meats, dairy products and other products businesses and other sales recorded volumes of 4.7 million tons, a 3.8% increase.

      Gross profits totaled R$ 4.4 billion, 7.5% lower due to the pressure on raw material costs and the CADE process-related costs - not fully covered by higher sales revenue. However, price adjustments have been made in order to recovery margins to be effective as from the fourth quarter 2012.

      EBITDA reached R$ 1.7 billion, 28.5% less than the for 9M11, representing an EBITDA margin of 8.2%.

      Net income was R$ 250.5 million against a net income of R$ 1,246.4 million for 9M11– a 79.9% reduction with a net margin of 1.2% against 6.7% by virtue of the pressures resulting from operating performance and accumulated financial expenses.

      Financial trading volume in BRF’s shares reached an average of US$ 76 million/day for the year, 16% lower than 3Q11.

Highlights (R$ Million)	YTD12	YTD11	% Ch.

Net Sales	20,372	18,607	9
Domestic Market	11,973	11,116	8
Exports	8,399	7,491	12
Gross Profit	4,359	4,712	(8)
Gross Margin	21.4%	25.3%	(3.9 p.p.)
EBIT	781	1,493	(48)
Net Income	250	1,246	(80)
Net Margin	1.2%	6.7%	(5.5 p.p.)
EBITDA	1,662	2,325	(28)
EBITDA Margin	8.2%	12.5%	(4.3 p.p.)
Earnings per share(1)	0.28	1.43	(80)
1-Consolidated earnings per share (in R$), excluding treasury shares.

 (The changes commented in this report are comparisons with the 3rd  quarter of 2012 compared with the 3rd  quarter in 2011, or with the  accumulated January to September 2012 period compared with the accumulated January to September  2011 period unless specified on another comparative basis).

Brazilian Exports

Beef and pork export volumes recorded a significant recovery in 3Q12 versus 2Q12 and 3Q11. The increase in revenues (measured in US$) in the compared periods was also notable with the exception of a decline in revenues from beef exports in 3Q12 versus 2Q12. However, chicken meat shipments in volume and revenue terms in 3Q12 (measured in US$) posted a decrease in 3Q12 versus 2Q12 and 3Q11.

Chicken meat exports reached 935 thousand tons in 3Q12, 7.7% below 2Q12 and 3.5% lower than 3Q11. Quarterly revenue (measured in US$) was 7.0% down on 2Q12 and 1.7% less than 3Q11. Volumes to Africa continue to report the fastest growth for the accumulated period for the year (+34.0% Jan-Sep/12 vs Jan-Sep/11), in addition to some Asian countries such as China (+25.0% on the same comparative basis). On the other hand, shipments to the Middle East registered a decline for the year to date of 4.8% (Jan-Sep/12 vs Jan-Sep/11), as did Saudi Arabia (-3.4% on the same comparative basis). The decline in export volume to Venezuela and Argentina during the year also negatively impacted chicken meat shipments to the Americas for the accumulated nine month period 2012 (-24.3% in Jan-Sep/12 vs Jan-Sep/11).

Pork shipment volumes reached 159 thousand tons in 3Q12, a 9.9% increase over 2Q12 and 29.2% more than 3Q11. Revenue (measured in US$) for the quarter represented an increase of 7.6% compared with 2Q12 and 21.4% versus 3Q11. The Ukraine continues to be the leading importer for the year, replacing Russia, which still reports a decrease of 16.3% for the accumulated total Jan-Sep/12 vs Jan-Sep/11. Volumes for this year to Angola and Singapore continue to exceed 2011 levels while it still remains for Argentina to show signs of a recovery (fall of 43.3% for the accumulated period Jan-Sep/12 vs Jan-Sep/11).

Overseas beef sales continue to turn in good results in terms of export volume, reaching 339 thousand tons in 3Q12, 1.1% more than 2Q12 and 24.1% above 3Q11. However, quarterly revenue (as measured in US$) fell by 5.4% versus 2Q12, in spite of a 10.7% increase compared with 3Q11. Greater export volume during the quarter was principally due to the recovery in such markets as Iran (from 5.4 thousand tons in 2Q12 to 37.8 thousand tons in 3Q12) and Egypt (from 28.4 thousand tons in 2Q12 to 46.6 thousand tons in 3Q12).

Raw Material

US corn prices rose in 3Q12 by 26.3% in relation to 2Q12 and were a further 12.4% higher than 3Q11 set against a scenario of the worst drought in the United States for the last 15 years – representing a loss of nearly 100 million tons of production in relation to the preceding year (-13.4%). Since in the past few years, the United States has accounted for about 65% of world corn exports, importing countries were obliged to seek alternative sources to guarantee supplies, importing corn from Brazil, the Ukraine and Argentina. As a result, in line with trends in international markets, in 3Q12 Brazilian corn prices were 26.5% on average higher than in 2Q12  and 12.1% up on 3Q11. Corn exports should amount to 17.5 million tons in 2012 (a record). In these circumstances, BRF took the initiative to anticipate purchases and optimize inventory management to ensure competitively priced supplies.

In the case of soybeans, the impact of the drought in the US has been less dramatic given that the development cycle of the crop is different from corn. In the USA, soybean meal prices in 3Q12 were 24.3% higher than 2Q12 and 45.6% higher than 3Q11, since the production of soybeans in the United States reported a decline compared with 2011 (-7.5%) at a time when inventory remains low in Brazil and Argentina (in the middle of offseason period). In spite of lower growth than previous years, Chinese demand for soybeans remains strong, thus giving support to current price levels in the international market. In Brazil, soybean meal prices in 3Q12 rose 38.0% as compared with 2Q12 and 104.1% in relation to 3Q11, reflecting the fragile supply situation for soybeans in the country where output fell 11.9% but exports declined only 5.3% in relation to 2011. BRF has been proactive in these circumstances by signing long-term agreements with suppliers, thus attenuating the negative impact of the price hike of the commodity on the meats production chain.

Investments

Investments in Capex during the quarter amounted to R$ 419 million, a 83.7% increase over the same quarter for 2011 and allocated to projects involving growth (188% higher), efficiency (31% down) and support (125% increase), besides R$ 121.2 million directed to biological assets (28% less than in 2011). Additionally, we incorporated the acquisition of Quickfoods in Argentina, an asset arising out of a swap for assets in the domestic market (TCD process).

For the nine-month period, investments totaled R$ 1.7 billion, taking into account investment in maintenance, expansion and acquisitions, representing a growth of 82% in relation to the same period in 2011 when investments were constrained as the Company awaited the decision from CADE (Administrative Council for Economic Defense) in order to proceed with the implementation of the Long-Term Strategic Plan – BRF 15 based on organic growth and growth by acquisition.

Investments - R$ million

New Businesses – Federal Foods – On October 4, 2012, BRF announced that it had signed a binding offer to acquire a 49% stake in Federal Foods Limited,  with head offices in  Abu Dhabi, United Arab Emirates (UAE), through BRF’s subsidiary in Austria. The remaining shareholding stake in Federal Foods will be held by Al Nowais Investments, the current controlling company of Federal Foods. Established in 1991,  Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates 6 branches in the UAE and 1 in Qatar with over 1,350 employees and a logistics fleet of more than 260 trucks and vans for the delivery of chilled and frozen products.

In 2011, Federal Foods reported net sales of US$ 266 million and 92 thousand tons of commercialized products. The company has been a distributor of Sadia products in the UAE for more than 20 years. In addition, it distributes a range of chilled, frozen and dry products pertaining to other brands and suppliers. Currently, BRF products account for about 65% of Federal Foods’ net sales. BRF reiterates its intention to continue the partnerships built up over time between Federal Foods and current suppliers. BRF is to commercialize its portfolio of products in the UAE through Federal Foods, including the Sadia and Perdix brands as well as the portfolio of processed products to be produced by the plant which is to start operations in 2013.

This acquisition is in line with BRF’s strategic plan to internationalize the Company by accessing local markets, strengthening BRF’s brands and distribution and expanding its product portfolio in the Middle East. The investment in this acquisition will amount to US$ 36 million in exchange for a 49% equity stake in Federal Foods.  BRF will have management control as established in the shareholders’ agreement and will consolidate the acquired company’s financial statements. The conclusion of this transaction is contingent on the successful completion of the due diligence process.

JV Carbery – BRF and Group Carbery announced a formation of a 50/50 whey processing joint venture.  The $50 million investment will use Carbery’s innovative technology to process whey generated at BRF’s cheese manufacturing facilities. The venture is aligned with BRF´s strategic objective to be a leading player in the Brazilian cheese market.

The joint venture will house a state of the art manufacturing plant to produce added value nutritional ingredients sourced from whey, a byproduct from cheese manufacturing. These ingredients are utilized by leading consumer brands in baby food and sports nutrition, among others uses.  The construction of the processing facility is planned to commence immediately and it will be commissioned in 2014.

Production

A total of 1.4 million tons of food was produced in 3Q12, a volume 3.2% less than reported in 3Q11 due to the reduction of volumes transferred under the TCD process involving meats and other processed products and by the reduction in dry line (UHT milk) volumes. In the dairy product segment, BRF is focusing on growing the refrigerated products business.

Quickfoods production in Argentina was incorporated into total meat volume output in the quarter.

In 2012, 283 new products were launched with a focus on portfolio expansion, on brand and category repositioning and the creation of value. In the third quarter, we launched 115 new products, which: Food Service - 18; domestic market – 51; exports – 31; and 15 in the dairy product segment.

Production	3Q12	3Q11	% Ch.	YTD12	YTD11	% Ch.

Poultry Slaughter (million heads)	448	456	(2)	1,359	1,319	3
Hog/ Cattle Slaughter (thousand heads)	2,616	2,679	(2)	8,375	8,085	4
Production (thousand tons)
Meats	1,079	1,130	(5)	3,248	3,211	1
Dairy Products	254	274	(7)	771	830	(7)
Other Processed Products	133	112	19	394	331	19
Feed and Premix (thousand tons)	2,947	2,871	3	8,991	8,399	7

Domestic Market

Sales to the domestic market were R$ 3.1 billion, a 7.4% increase 1.2% but with lower volumes and average prices 8.7% higher. Average costs rose 13.2%, reflecting an operating profit of R$ 183.9 million in this segment, a 35.7% decline with operating margins oscillating from 9.9% to 6.0% in the quarter.

Operating results in the domestic market continued to be squeezed by the increase in costs in relation  to the preceding year (prices of the leading raw materials and grains) as well as other direct inputs, to some extent offset by the partial passing on of cost rises to prices during the quarter. There was also an increase in commercial costs and expenses – principally a reflection of the TCD process: 1) revision of lines and production transfers; 2) loss of volume transferred to Marfrig; 3) partial suspension of some categories; 4) increase in product mix; 5) increase in the transitional logistics network; 6) investments in product innovation.

For the accumulated nine months, sales revenue amounted to R$ 9.0 billion, a 8.3% increase. However, the increase in revenue was proportionally insufficient to entirely offset cost and expense pressures. Volumes practically remained unchanged in spite of the TCD process, implemented in the quarter and cutting output volume by 175 thousand tons. Average prices and costs were 8.7% and 16.3% higher, respectively, translating into a 22.1% lower operational result. As a result, the operational margin for the domestic market segment fell from 10.0% to 7.2%

To support the recovery of growth in this market following the full implementation of the TCD process, 51 new products were launched in the domestic market in the quarter: Sadia:  Mini-Pizza (Brotinho); Whole-wheat Lasagna; Smoked Chicken Sausage; Beef Cuts; Perdigão: re-launch of Claybon margarine; Rump Steak, Turkey and Soy hamburger, breaded chicken; diced chicken.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

In Natura	135	98	38	632	444	42
Poultry	98	66	48	384	255	50
Pork/Beef	37	32	16	248	189	31
Processed Foods	377	456	(17)	2,209	2,296	(4)
Others Sales	129	95	36	249	138	81
Total	641	649	(1)	3,090	2,878	7

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

In Natura	331	289	14	1,585	1,420	12
Poultry	228	193	18	914	856	7
Pork/Beef	102	96	7	671	564	19
Processed Foods	1,233	1,308	(6)	6,808	6,521	4
Others Sales	334	308	8	644	404	59
Total	1,897	1,906	0	9,037	8,345	8

Market Share – YTD12% - Value

*AC Nielsen basis had methodological change in 2010, hindering comparisons with historical data.
Source: AC Nielsen

Exports

In 2012, hog and poultry farming faced a challenging trading environment due to oversupply in some importing countries, aggravated by the high cost of grains together with  drought conditions in the USA, combined with less than favorable harvest conditions in South America, Russia and Australia, all of which impacted the food sector globally.

In spite of the complex scenario, the situation prompted an increase in international prices across the board to the benefit of overseas business in 3Q12. In the quarter, exports amounted to 628.3 thousand tons, 11.7% higher in volume terms in relation to 3Q11. Average prices have already seen a recovery, rising 12.8% and 10.7% when compared with 2Q12. This is not only due to result of increasing production costs and consequently the need to recuperate margins but also a reflection of the running down of inventories in the Middle East and Eurasia markets. The average cost was 21.3% higher – still at very high levels, once more at 0.8% squeezing operating margins resulting in a fall of 4.6 percentage points in operating margins compared with 3Q11. The operating result was R$ 24.5 million, a 81.5% reduction.

Thus, in spite of the innumerous difficulties during the year, the outlook is now  more promising. In some markets variations in seasonal demand favor price increases as is the case with China where preparations are already afoot for the Chinese New Year. In other regions such as Europe the approach of winter represents an historically more constrained period in terms of price adjustments, although the worldwide increase in production costs has tended to allow the re-composition of prices – a situation which has already begun in various countries.

EXPORTS	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

In Natura	516	469	10	2,385	1,950	22
Poultry	437	408	7	1,919	1,589	21
Pork/Beef	79	61	28	467	361	29
Processed Foods	112	85	32	671	466	44
Others Sales	0	8	(100)	0	10	(100)
Total	628	563	12	3,056	2,426	26

EXPORTS	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

In Natura	1,571	1,396	13	6,709	6,011	12
Poultry	1,349	1,199	13	5,382	4,863	11
Pork/Beef	222	197	13	1,326	1,148	16
Processed Foods	269	252	7	1,518	1,316	15
Other Sales	9	38	(77)	8	33	(77)
Total	1,849	1,686	10	8,234	7,360	12

The Company reported the following scenario for its principal markets during the quarter:

Middle East –  While volumes were 12.1% higher in 3Q11, export revenue recorded an increase of 46.5%. Indeed, the market has managed to recover from the aftermath of the Arab Spring. The good performance also reflects the strategy of increasing the penetration of the Sadia brand in the Middle East. The announcement of the acquisition of an equity stake of 49% in the capital stock of Federal Foods in Abu Dhabi, will bring fresh vigor to the Company’s distribution business in the UAE.

Far East  – Just as in the case of the preceding quarter, the decline in exports to Hong Kong continued to be mitigated by the increase in exports to China, reflecting a strategy of capturing better returns from the operation. Export volume was 15.5% higher than in 3Q11. Export revenues accompanied this trend in volume and rose by 10.7%. The prospects for business activity in the region are sustained by the approaching Chinese New Year celebrations – a period representing a seasonal peak in terms of both volume and also prices – as well as the liberation on the part of the Chinese authorities of new pork and poultry processing units for exports to the Chinese market. Locally held inventory in the Japanese market continues to place a drag on recovery in performance for this region.

Europe –The economic crisis in Europe brought difficulties to the market throughout the year, although the need for a global increase in prices has already impacted the region as well. While there was a higher of 5.4% in volume compared with 3Q11, revenues remained stable. Another factor contributing to the region’s performance is the focus on local production of higher value-added items (Plusfood).

Eurasia – Despite the Russian trade ban on the large majority of Brazilian plants, the market has been showing a good performance with a 100.6% growth in revenue, albeit against 86.3% higher volumes. The Company has been refocusing its presence to other consumer markets. The Ukraine has been reaching the levels of one of the largest pork importers.

South America  – The end of the trade barriers on pork exports to Argentina and the consequent recovery in shipments has brought very positive results  for the market. Additionally, business with Argentina has gained in relative importance in the region with the incorporation of the activities of Quickfoods, revenue having grown by 47.5% although volumes increased 32.4%.

Africa and other countries - In Africa, the Company reported good business with the growth in revenue despite a decline in export volume, the result of the strategy of enhancing the portfolio in the region. A highlight was the Libyan market in which the prices of whole chicken matched levels practiced in some regions of the Middle East. An expected highlight for this year-end is the recovery in chicken breast exports to South Africa. On the other hand, the Venezuelan market remained close. As a result total volumes for Africa and other countries declined 26.6% as did revenue by 17.6%.

Exports by Region

Dairy Products – Dairy product revenue totaled R$ 692.3 million, an increase of 4.8% with volumes up by 2.7% with average prices improving by 2.1% while average costs were 4.0 higher. Operating margins recovered year-on-year from a fall of 3.2%  to 0.5% compared with 3Q11  although operating results for the business remained negative at R$ 3.7 million, principally a reflection of dry line products – UHT milk.

For the accumulated period, revenue from dairy products reached R$ 2.0 billion – 5.6% over the preceding year, with volumes 1.0% up and average prices and costs higher by 4.6% and 4.5%, respectively.  Consequently, the operating result was a negative R$ 1.8 million against R$ 10.9 million in 9M11.

New product launches and enhancement of the refrigerated products mix continue to be a priority as a means of ramping up the segment’s results. The Company launched 15 new products in the quarter.

DAIRY	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

Dry Division	197	203	(3)	425	434	(2)
Fresh and Frozen Division	53	63	(15)	252	227	11
Other Sales	22	-	-	16	-	-
Total	273	266	3	693	661	5

DAIRY	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

Dry Division	598	640	(7)	1,246	1,302	(4)
Fresh and Frozen Division	165	179	(8)	752	629	19
Other Sales	64	-	-	42	-	-
Total	827	819	1	2,040	1,932	6

Food service – Revenues for this segment  reported R$ 354.0 million in the quarter – 8.0% higher, on 2.6% greater volume, an improvement of 5.3% in average prices against  10.5% higher average costs, thus reducing the operating margin from 17.7% to 7.7%, the operating result totaling R$ 27.4 million against R$ 57.9 million (52.7% down).

Accumulated nine-month revenue rose 9.2% to R$ 1.0 billion, on 5.7% higher volume, reaching an operating margin of 9.3% against 14.7% in 9M11 and an operating result of R$ 98.2 million – 31.2% down on 9M11.

Weaker operating results from food service continue to reflect the diversion of in-natura products from the export market, thus altering the sales mix, as well as one-off deceleration in the segment, the result of greater competition for Brazilian disposable household incomes.

The Company launched 18 products in the food service line:  Subway Salami; Breaded Products; Platform pork ribs; 9 special KFC cuts – Chile; Dobon Beef; Sweet Milk; KFC Canada and England filet steaks. Sadia and Perdigão Kits – Collections 2012 (3Q12).

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

Total	53	52	3	354	328	8

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

Total	166	157	6	1,060	970	9

Net Sales –  BRF reported net operating sales of R$ 7.2 billion in the quarter, an increase of 14.3%, the result of organic growth, the incorporation of Quickfood, Argentina and an expanded portfolio thanks to innovation with the launch of various products and categories designed to cushion the impact of asset transfers in the quarter in line with  the agreement with CADE (TCD).

For the first nine month of the year, revenues increased 9.5%, reaching R$ 20.4 billion, representing the production and commercial teams efforts to overcome the adversities, in addition to complex factors as: the adverse international scenario and a reduction in volume of assets (plants and distribution) transferred to third parties under the TCD process as well as the discontinuation of specific categories of the Perdigão and Batavo brands as announced in a material fact.

Breakdown of Net Sales 3Q12(%)

Cost of Sales – Cost of sales  rose 20.9% in relation to 3Q11, recording R$ 5.7 billion. The cost of sales reported an increase proportionally greater than sales revenue, squeezing margins during the quarter. The principal impacts on costs of products sold were: 1)  the significant increase in the cost of the principal raw materials – corn and soybeans due to failure of the American grain crop; 2)  industry-wide readjustments as a result of collective wage bargaining; 3)  an increase in items restated against the foreign exchange rate such as: packaging, freight, vitamins; 4)  temporary spike in  production costs due to the breakup of certain parts of the Company with the implementation of the TCD process.

For the first nine months of the year, selling costs were R$ 16.0 billion, registering an increase of 15.2%, reflecting the higher costs of the leading raw materials and other production costs. In addition to cost pressure on raw materials, we are incurring transitory costs (plants running below maximum capacity and lower productivity) from the implementation of the TCD.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 1.5 billion, a 5.0% reduction in the quarter with a gross margin 4.3 percentage points lower than reported for 3Q11,  declining from 25.5% to 21.2%. In spite of the positive commercial  performance in sales, margins remained under pressure from rising costs. For the accumulated nine-month period, Gross Profit reached R$ 4.4 billion, a fall of 7.5%, equivalent to a gross margin of 21.4% against 25.3%, also squeezed by higher production costs, albeit mitigated by the gradual recovery in performance reported by the  principal markets for the Company’s operations.

Operating  Expenses – Thanks to its efforts to reduce overall expenses, BRF was able to reduce operating expenses by 0.7 percentage points in the quarter from 17.3% to 16.6% of net operating sales, reporting a nominal increase below the gain in sales revenue.

Commercial expenses as a percentage of net sales remained stable, although there was a growth of 31.4% in variable expenses due to: 1)  investments in the development of new lines and products (innovation), product launches and marketing campaigns; 2)  increase of operations in the logistics chain, also significantly impacted by the TCD process (transfer of assets and repositioning of the  portfolio and distribution channels); 3)  port and transportation employee strikes at the beginning of the quarter.

Administrative expenses and fees fell 20.9% due to the simplification of BRF’s administrative intra-group  structure and the lower disbursements in consultancy fees in the quarter (In 3Q11, significant payments were made to consultancies advising the Company on negotiations with CADE for approving the merger).

In 9M12, operating expenses totaled R$ 3.4 billion with an increase of 12.2%, notably impacted by selling expenses which increased 14.8% and mitigated by administrative expenses which fell 10.1% for the aforementioned reasons and also reflected in the quarter’s results.

Other Operating Expenses – The increase of 61.7% covers costs with the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks and results of divestments under the TCD in other operating expenses as well as revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. In line with IFRS regulations, expenses with profit sharing are also booked under this item.

For the first nine months of 2012, there was a 0.4% decline in this item due to gains in third party leasing, with the leasing of the Carambei-PR facility to Marfrig.  The key factor in this item is the result of the divestment of assets under the TCD process (R$

30.3 million in 3Q11 and R$ 104.4 million for the year to date) due to the non-cash effect and corresponding to the value of the evaluation of the asset sales in relation to their book value.

Operating Result before Financial Expenses and Operating Margin  – In the light of the above explanations, the operating result before net financial expenses reached R$ 232.1 million in the quarter –49% down in relation to 3Q11 from an operating margin of 3.2% net sales against 7.2%. The 4.0 percentage point decrease is due to a combination of adverse factors during the quarter: inflated local inventory in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

These factors, associated with the gradual recovery in exports and the loss of revenue from divested assets (TCD) also explains the operating result against financial expenses reported in the accumulated period  of R$ 780.7 million, 47.7% below the result reported in the same period of 2011, with a squeeze of 4.2 percentage points on the reported operating margin.

Financial Result –  Net financial expenses amounted to R$ 117.2 million in the quarter, registering a fall of 37.2%, that is, a gain of R$ 69.3 million when compared to 3Q11, which reported non-cash effects of currency variation  on liabilities.

In 9M12, net financial expenses totaled R$ 479.7 million, a 63.1% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in Capex  and working capital, due to reduced cash generation in the period.

Financial expenses due to exchange variation were 12% of net financial expenses during the quarter and 37% in 9M12, although this is not reflected in any cash disbursement.

DEBT - R$ Million		09.30.12		12.31.11
	Current	Non-Current	Total	Total	% Ch.

Local Currency	(1,378)	(1,614)	(2,992)	(3,330)	(10)
Foreing Currency	(1,597)	(4,854)	(6,451)	(4,995)	29
Gross Debt	(2,975)	(6,468)	(9,443)	(8,324)	13
Cash Investments
Local Currency	644	51	695	1,133	(39)
Foreing Currency	1,472	45	1,517	1,690	(10)
Total Cash Investments	2,116	96	2,212	2,823	(22)
Net Accounting Debt	(842)	(6,282)	(7,125)	(5,408)	32
Exchange Rate Exposure - US$ Million			(519)	(471)	-

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) are used for conducting  hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On September 30, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 631.4 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,312 million + EUR 199 million + GBP 61.9 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7.1 billion, 32% more than reported for December 31, 2011, resulting in a net debt to EBITDA ratio (last twelve months)  of 2.76 times with a book currency exposure of US$ 519 million.

Net Debt – R$ million

Income Tax and Social Contribution – Income tax and social contribution totaled a negative R$ 26.1 million in the quarter against a positive R$ 87.7 million in 3Q11 due to differences in tax rates on earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investment.  This increase is a combination of a higher tax base and smaller adjustments for other taxes which compensate the  tax benefits accruing to payments of interest on shareholders’ equity.

For the full nine months, income tax and social contribution represented a negative R$  48.2 million against a positive R$ 43.4  million in the same period of the previous year due to the differences in tax rates on results for the overseas subsidiaries and the  foreign exchange translation effect on overseas investment.

Participation of non-controlling shareholders –  The result of R$ 2.1 million against R$ 8.9 million in 3Q11 recorded for this item reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and as from 3Q12, the incorporation of the results of Quickfoods added to the results of the Al Wafi and Plusfood subsidiaries among others.

Net Income and Net Margin –  In the light of the foregoing, BRF reported net income of R$ 90.9 million in the quarter, equivalent to a net margin of 1.3%, a year-on-year reduction of 75.1% due to narrower margins in the quarter, in turn a reflection of production costs which rose proportionally faster than sales revenue. For the accumulated period for the year, the Company was able to report a net income of R$ 250.5 million, 79.9% down on the same period 2011 with net margin at 1.2% compared with 6.7% and reflecting weaker performance posted for the principal business segments and financial expenses impacted by currency variation.

EBITDA – EBITDA (operating cash generation) reached R$ 565.2 million, a 21.8% decline, recording an EBITDA margin of 7.9% against 11.5% in 3Q11, down by 3.6 percentage points. In 9M12, accumulated EBITDA was R$ 1.7 billion, 28.5% below the same item for 9M11, with an EBITDA margin of 8.2% against 12.5% reported for the same period in 2011, for reasons already explained above.

EBITDA - R$ Million	3Q12	3Q11	% Ch.	YTD12	YTD11	% Ch.

Net Income	91	365	(75)	250	1,246	(80)
Non Controlling Shareholders	(2)	(9)	-	2	(4)	-
Income Tax and Social Contribution	26	(88)	-	48	(43)	-
Net Financial	117	187	(37)	480	294	63
Equity Accounting and Other Operating Result	91	51	79	162	170	(5)
Depreciation and Amortization	242	217	12	719	662	9
= EBITDA	565	723	(22)	1,662	2,325	(28)

EBITDA - QUARTERLY

*3Q09 Proforma

Shareholders’ Equity –  On September 30, 2012, Shareholders’ Equity was R$ 14.2 billion against R$ 14.1 billion on December 31, 2011, a 0.6% increase and reflecting a 4.2% return on annualized investment.

Performance – Average daily financial volume traded on the BM&FBovespa  and NYSE was US$ 76  million, 16% below levels reported for 9M11, reflecting the high comparative base in 2011 due to the surge in trading volume in the Company’s shares/ADRs in the aftermath of CADE’s approval of the merger between BRF and Sadia. Nevertheless, the financial volume for the quarter was still double the Company’s historical average. The quarterly performance was a 15.2% return on shares and 13.9% on ADRs, well above the performance of the BM&FBovespa and NYSE stock indices.

PERFORMANCE	3Q12	3Q11	YTD12	YTD11

Share price - R$*	35.01	32.18	35.01	32.18
Traded Shares (Volume) - Millions	159.0	172.7	449.9	482.1
Performance	15.2%	21.4%	(3.9%)	17.7%
Bovespa Index	8.9%	(16.2%)	4.3%	(24.5%)
IGC (Brazil Corp. Gov. Index)	6.0%	(12.7%)	11.0%	(18.9%)
ISE (Corp. Sustainability Index)	1.0%	(10.1%)	12.5%	(11.0%)

Share price - US$*	17.30	17.53	17.30	17.53
Traded Shares (Volume) - Millions	147.0	148.1	383.5	379.5
Performance	13.9%	1.2%	(11.5%)	3.9%
Dow Jones Index	4.3%	(12.1%)	10.0%	(5.7%)
* Closing Price

Financial Trading Volume YTD12
Average US$ 76 million /day (16% below YTD11)

Share Performance

ADRs Performance

DISPERSED CONTROL

Baseline: September 30, 2012

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Novo Mercado -  BRF signed up to the  BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit – In our relations with the Independent Auditor, we endeavor to assess conflicts of interest with non-audit work based on the principle that  the auditor should not audit its own work, exercise managerial functions and promote our interests.

Pursuant to CVM Instruction 480/09, at a meeting held on August 13, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the revision report of the independent auditors and with the quarterly information for the year ending September 30, 2012.

Sustainability – One of BRF’s values is the commitment to sustainable development resting on economic-financial, social and environmental pillars and aligned to the guidelines of the Global Reporting Initiative – GRI. BRF is today a Company in conformity with application Level A in its annual and sustainability report. Each year, it shows progress in relation to sustainability, principally in performance indicators, highlighting environmental aspects such as: use of materials, waste, effluent, biodiversity, impact of transportation and innovation to reduce the impacts of products. In respect to social indicators, BRF has been improving its  information reporting on the management and monitoring of the value chain and impacts on local, national and international operations.

BRF has an outstanding participation in the leading BM&FBovespa stock indices, being one of the companies showing the best liquidity and ranking second in the ISE – Corporate Sustainability Stock Index. The Company is also a key component in the Carbon Efficient Stock Index - ICO2 and in the IGC – Corporate Governance Stock Index.

Remuneration to Shareholders – On June 18, 2012, the Board of Directors approved a payout to shareholders in the total amount of R$ 100.0 million, corresponding to a gross R$ 0.11501051 per share, payment taking place on August 15,2012, as interest on shareholders’ equity with due retention of Income Tax at Source in line with the prevailing legislation.

Merger of BRF and Sadia – During the quarter, the process involving the asset exchange agreement with Marfrig, and established with the CADE was concluded. The agreement required the temporary discontinuation of some Perdigão and Batavo brand categories in addition to the transfer of some industrial units.

On the other hand, BRF took control of Quickfood in Argentina, holder of the leading hamburger brand in the local market. In expanding its footprint in South America, the Company reiterates its goal of overseas growth together with organic expansion already underway in Brazil, thus laying the foundations for sustained growth in line with the objectives of the BRF 15 Strategic Plan.

Synergies captured in the course of 3Q12 amounted to R$ 154 million, representing an accumulated R$ 516 million of net synergies before tax. This is in line with Company expectations for the fiscal year and does not incorporate TCD-related transitory costs and expenses (temporary costs not susceptible to segregation).

Awards and Highlights

Awards/Highlights	Awarded by:	Reason
Best Companies for their Shareholders	Capital Aberto Magazine	Highlight for: market value; liquidity; creation of value (variation of EVA and TSR-RE); share performance; corporate governance and sustainability.
Best Company in Corporate Governance	Época Negócios Magazine	Recognized for its high degree of disclosure and excellent practices of Corporate Governance. In 2011, the Company reached the maximum score(A) in its Annual and Sustainability Report, which adheres to the GRI- Global Reporting Initiative guidelines.
Highlight in the Dimensions: Financial Performance Innovation and Social Responsibility	Época Negócios Magazine	Among the best companies in the food sector in the categories.
Best CEO Best CFO Best IR Program	Institutional Investor - II	Best in the Food and Beverage Sector in Latin America according to global investors and analysts.
ABERJE Award Southeast Region	Aberje	For the case study: Judgment of the Perdigão– a merger in the Integrated Communication Category
Best Company in the Meats Industry Sector	Globo Rural Magazine	. Evaluation based on the economic-financial indicators conducted by Serasa Experian.

SOCIAL REPORT

At the end of 3Q12, BRF had a headcount of 114,450 plus 1,392 apprentices and 530 interns. A total of 8,849 employees were transferred together with divested units.

Focus on Human Capital – BRF runs leaders  development programs for the full range of hierarchical levels. During 2012, the Company launched the Leaders Development Program at the production units to prepare professionals who are deemed as potential candidates for occupying future supervisory positions, thus assuring their development and succession. Up to the present, BRF has run five group courses with the participation of 137.

The Company also launched an e-learning Leaders Induction course with content which covers from institutional aspects to essential information for the daily routine of the new manager. This course caters not only for recently hired or promoted leaders but also for the recycling of all the professionals that occupy positions of leadership in the Company. In the first half of 2012, ten Programs were held based on the  Individual Development Plans (PDI) for executives dealing with collective themes for managerial level personnel. A total of 33 group courses were held with the participation of 486 managers as well as enrollments for other courses and outside refresher courses as called for in the PDI’s. In the third quarter. The first Leadership Development Program group completed the program, this with the aim of promoting the acceleration and development of the executives. During the same quarter, a second group began the program, scheduled for conclusion in October 2013.

This year, the Company has expanded the Our Way of Leading program for supervisory and coordination positions and now contemplating the corporate and administrative areas. The aim of the program is training in management skills. Up to the end of April 2013, about 2,200 professionals will undergo this training. During

2011/2012 BRF also begun a new program, the MBTI Workshop, also directed at managers and officers, using the same strategy of breaking down the concepts of leadership and management. By the end of the first half of 2013, all business areas will have the opportunity to take part in this program.

The number of places in the Interns Program for the formation of future young professionals has been expanded. The Company also runs the Trainees Program, the current group of 30 having begun the course in January 2012 following a selection process involving a total of 19 thousand candidates. The selection process for the 2013 program is already underway.

In the first half of 2012, BRF selected three young professionals for the Summer Project for identifying potential among those from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas. In addition to fostering the exchange of information with the teaching institutions, the potential candidates are appraised for possible hiring at the end of the program. In the third quarter, the Company began the disclosure of the 2013 program for the selection of the Project’s participants. During the period, visits were made to American universities such as Chicago Booth and Kellogg, as well as to the “MBA Brazil Networking” event in New York. BRF aims to increase the quantity of participants in relation to 2012.

During the quarter, BRF invested heavily in training the sales force. Seven TV commercials  were standardized and used for training and development of the  teams as well as for evaluating the performance of domestic market salesmen, participation involving a total of 2,360 professionals. On the same theme, the Company held the Initial Training in Sales program, preparing more than 115 sales supervisors for multiplication of content to the teams, and the Promoter Development Program, for on-site training of 4,600 company promoters. A total of 66 new sales personnel were trained for the Domestic market and a further 44 for Food Services. During the period  training was also begun to meet the demand for end of year commemorative kits. Some 70 temporary new sales people have been trained to man the Call Center and training will also be given to store demonstrators and shelf stockers at the points of sale.

SSMA –  For matters relating to health, safety and environment, the Company runs its Health, Safety and Environmental – SSMA project initially covering BRF’s operating areas, the focus being on safe behavior, employee and outsourced personnel health and sustainability. Thanks to the results and the need to extend the practice, in October 2010, an expansion project was begun for all areas, also benefiting the communities surrounding BRF’s units.

Thanks to the successful implementation at the Perdigão units, BRF has now expanded the project to include the operations of the old Sadia units. Conclusion of this phase is expected in 2013. In the light of BRF’s international expansion, the intention is to introduce the SSMA Project to the units in other countries, so standardizing the culture and management throughout the Company.

The accident frequency rate with time off work has fallen 33% in less than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked according to NBR 14.280) and corresponding to 24% of what the rate was in 2006. This can be considered as one of the most successful cases of implementing an Occupational Health and Safety System with some plants achieving levels comparable with world class companies.

Stock Option Plan – The Company has granted a total of 7,247,695 stock options to 254 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 at the Annual and Extraordinary General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and executive managers.

Added Value – R$ million

Added Value Distribution	YTD12	YTD11	% Ch.

Human Resources	2,904	2,734	6
Taxes	2,576	2,587	(0)
Interest	1,463	1,182	24
Interest on shareholders' equity	100	292	(66)
Retention	150	954	(84)
Non-controlling shareholders	2	(4)	(158)
Total	7,196	7,745	(7)

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	09.30.2012	31.12.2011	% Ch.

Assets	31,602	29,983	5
Current Assets	11,363	11,124	2
Cash and cash equivalents	1,507	1,367	10
Financial investments	609	1,373	(56)
Accounts receivable	2,659	3,208	(17)
Recoverable taxes	1,185	908	31
Assets held for trading	27	19	43
Securities receivable	64	57	12
Inventories	3,436	2,679	28
Biological assets	1,387	1,156	20
Other financial assets	17	23	(30)
Other receivables	403	234	72
Anticipated expenses	69	100	(31)

Non-Current Assets	20,239	18,860	7
Long-term assets	5,332	4,655	15
Financial investments	96	83	15
Accounts receivable	12	2	398
Escrow deposits	325	228	42
Biological assets	401	387	3
Securities receivable	162	147	10
Recoverable taxes	734	745	(1)
Deferred taxes	2,821	2,629	7
Other receivables	781	430	82
Anticipated expenses	1	3	(80)

Permanent Assets	14,907	14,205	5
Investments	29	20	41
Property, plant and equipment	10,214	9,798	4
Intangible	4,664	4,386	6

Liabilities	31,602	29,983	5
Current Liabilities	7,448	7,988	(7)
Loans and financing	2,654	3,452	(23)
Suppliers	3,267	2,681	22
Payroll and mandatory social charges	596	434	37
Taxes payable	233	225	4
Dividends/interest on shareholders’ equity	1	313	(100)
Management and staff profit sharing	18	224	(92)
Other financial liabilities	321	271	19
Provisions	122	118	3
Other liabilities	235	269	(13)

Non-Current Liabilities	9,951	7,886	26
Loans and financing	6,468	4,601	41
Suppliers	16	5	238
Taxes and social charges payable	23	29	(21)
Provision for tax, civil and labor contingencies	826	835	(1)
Deferred taxes	1,942	1,792	8
Employee pension plan	285	266	7
Other liabilities	389	357	9

Shareholders’ Equity	14,204	14,110	1
Capital stock paid in	12,460	12,460	-
Capital reserves	93	76	22
Profit reserves	1,810	1,760	3
Other related results	(240)	(162)	49
Retained profits (losses)	250	-	-
Interest on shareholders’ equity	(100)	-	-
Transfer to tax credits’ reserve	(49)	-	-
Treasury stock	(65)	(65)	(1)
Non controlling interest	45	40	13

Financial Statements R$ million	3 Q			YTD
	2012	2011	Ch. %	2012	2011	Ch. %

Net Sales	7,192	6,292	14.3	20,372	18,607	9.5

Cost of sales	(5,667)	(4,687)	20.9	(16,013)	(13,895)	15.2
% of NS	-78.8%	-74.5%	-	-78.6%	-74.7%	-

Gross Profit	1,526	1,606	(5.0)	4,359	4,712	(7.5)
% of NS	21.2%	25.5%	-	21.4%	25.3%	-

Operating Expenses	(1,197)	(1,091)	9.7	(3,391)	(3,022)	12.2
% of NS	-16.6%	-17.3%	-	-16.6%	-16.2%	-
Selling Expenses	(1,102)	(971)	13.4	(3,116)	(2,715)	14.8
% of NS	-15.3%	-15.4%	-	-15.3%	-14.6%	-
Fixed	(646)	(624)	3.5	(1,805)	(1,612)	11.9
Variable	(455)	(347)	31.4	(1,311)	(1,103)	18.9
General and Administrative Expenses	(95)	(120)	(20.9)	(275)	(306)	(10.1)
% of NS	-1.3%	-1.9%	-	-1.4%	-1.6%	-
Honorary of our administrators	(6)	(11)	(46.9)	(11)	(15)	(23.6)
% of NS	-0.1%	-0.2%	-	-0.1%	-0.1%	-
General and administrative	(89)	(109)	(18.3)	(169)	(171)	(1.4)
% of NS	-1.2%	-1.7%	-	-0.8%	-0.9%	-

Operating Income	329	515	(36.0)	967	1,691	(42.8)
% of NS	4.6%	8.2%	-	4.7%	9.1%	-

Other Operating Results	(101)	(63)	61.7	(202)	(202)	(0.4)
Equity Income	4	3	36.4	15	5	224.6

Result before financial income	232	455	(49.0)	781	1,493	(47.7)
% of NS	3.2%	7.2%	-	3.8%	8.0%	-

Net Financial Income	(117)	(187)	(37.2)	(480)	(294)	63.1

Pre-tax income	115	268	(57.2)	301	1,199	(74.9)
% of NS	1.6%	4.3%	-	1.5%	6.4%	-
Income tax and social contribution	(26)	88	-	(48)	43	-
% of pre-tex income	-22.8%	32.7%	-	-16.0%	3.6%	-

Pre-tax income	89	356	(75.1)	253	1,242	(79.7)

Participation of non-controlling shareholders	2	9	(76.0)	(2)	4	-

Net Income	91	365	(75.1)	250	1,246	(79.9)
% of NS	1.3%	5.8%	-	1.2%	6.7%	-
Net Income	91	365	(75.1)	250	1,246	(79.9)
% of NS	1.3%	5.8%	-	1.2%	6.7%	-

EBITDA	565	723	(21.8)	1,662	2,325	(28.5)
% of NS	7.9%	11.5%	-	8.2%	12.5%	-

Cash Flow - R$ million	3Q12	3Q11	Var. %	YTD12	YTD11	Var. %
Operating Activities
Result for the fiscal year	91	365	(75)	250	1,246	(80)
Adjustments to the result	529	1,055	(50)	2,376	942	152

Changes in assets and liabilities
Accounts receivable from clients	165	(86)	-	544	130	319
Inventory	(360)	(459)	(22)	(783)	(740)	6
Interest on Shareholders' Equity received	-	-		9	6
Suppliers	420	164	156	530	181	193
Payment of contingencies	(42)	(40)	4	(135)	(181)	(26)
Interest payments	(161)	(158)	2	(373)	(370)	1
Payment of income tax and social contribution	(5)	(3)	67	(32)	(26)	22
Salaries, social obligations and others	(80)	(288)	(72)	(726)	(627)	16
Net cash provided by operating activities	557	550	1	1,661	562	196

Investment Activities
Financial investments	24	2	1,113	21	6	249
Acquisition of companies	-	-	-	(11)	-	-
Other investments	(6)	(1)	432	(13)	(7)	86
Acquisition of fixed assets	(416)	(230)	81	(1,351)	(603)	124
Acquisition of biological assets	(121)	(168)	(28)	(359)	(381)	(6)
Recevenue from the sale of fixed assets	13	1	2,083	21	2	1,012
Intangible investments	(3)	(15)	(80)	(6)	(47)	(87)
Cash from (invested) investment activities	(509)	(412)	24	(1,698)	(1,030)	65
Financing activities
Loans and financing	(549)	(195)	181	587	450	31
Interest on shareholders' equity	(100)	(292)	(66)	(440)	(502)	(12)
Acquisitions of treasury shares	-	(34)	-	-	(72)	(100)
Goodwill on acquisition of non-controlling shareholders	-	(12)	-	-	(12)	(100)
Cash from (invested) in financing activities	(649)	(534)	22	148	(136)	(209)
Currency variation on cash and cash equivalents	1	270	-	29	143	(79)
Net increase (decrrease) in cash held	(600)	(126)	376	140	(462)	-
Cash and cash equivalents at the beginning of the period	2,107	1,974	7	1,367	2,311	(41)
Cash and cash equivalents at the end of the period	1,507	1,849	(18)	1,507	1,849	(18)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

1.            COMPANY’S OPERATIONS

BRF – Brasil Foods S.A. (“BRF or parent company”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. The Company is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. It´s headquarter is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•           Whole chickens and cuts of chicken, turkey, pork and beef cuts;

•           Ham products, bologna, sausages, frankfurters and other smoked products;

•           Hamburgers, breaded meat products and meatballs;

•           Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•           Milk, dairy products and desserts;

•           Juices, soy milk and soy juices;

•           Margarine; and

•           Soy meal and refined soy flour, as well as animal feed.

During the last quarter of 2011, the Company's activities started to be segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products, as mentioned in note 5.

In the domestic market, the Company operates 30 meat processing plants, 13 dairy products processing plants, 2 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, all of them near the Company’s raw material suppliers or the main consumer centers.

In the foreign market, the Company operates 6 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant, 1 frozen vegetables processing plant and 1 cheese processing plant, and subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

The Company has an advanced distribution system and uses 33 distribution centers, to deliver its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers in the domestic market and exports to more than 140 countries.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Hot Pocket, Miss Daisy, Nuggets, Qualy, Sadia, Speciale Sadia,  in addition to licensed trademarks such as Turma da Mônica. The trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata were disposed on June 11, 2012, as disclosed in note 1.2

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary:

  (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	09.30.12	12.31.11
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of ow ned real state	Brazil	65.49%	65.49%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
Heloísa Ind. e Com. de Produtos Lácteos Ltda.		Industrialization and commercializations of dairy products	Brazil	100.00%	100.00%
Crossban Holdings GmbH		Holding and trading	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Marketing and logistics services	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Industrialization, import and commercializations of products	The Netherlands	100.00%	100.00%
Plusfood Wrexham		Industrialization, import and commercializations of products	United Kingdom	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
BRF Brasil Foods Japan KK		Marketing and logistics services	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood UK Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH	(b)	Holding	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40.00%	40.00%
Rising Star Food Company Ltd.	(d)	Industralization, import and commercialization of products	China	50.00%	-
Quickfood S.A.	(f )	Industrialization and commercialization of products	Argentina	90.05%	-
Sadia S.A.		Industralization and commercialization of products	Brazil	100.00%	100.00%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.	(c)	Import and export of products	Argentina	0.02%	-
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of ow ned real estate	Brazil	34.51%	34.51%
Athena Alimentos S.A.	(g)	Industrialization and commercialization of products	Brazil	-	99.99%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Sadia GmbH		Holding	Austria	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	10.00%	10.00%
Qualy B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
Sadia Japan KK	(e)	Marketing and logistics services	Japan	-	100.00%
Badi Ltd.		Import and commercialization of products	United Arab Emirates	100.00%	100.00%
Al-Wafi		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
BRF Foods Limited Liability Company		Import and commercialization of products	Russia	90.00%	90.00%
Baumhardt Comércio e Participações Ltda.	(h)	Holding	Brazil	-	73.94%
Excelsior Alimentos S.A.	(h)	Industralization and commercialization of products	Brazil	-	25.10%
Excelsior Alimentos S.A.	(h)	Industralization and commercialization of products	Brazil	-	46.01%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.		Import and export of products	Argentina	99.98%	100.00%
Avex S.A.	(c)	Industrialization and commercialization of products	Argentina	66.12%	65.58%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora Dánica S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-
GB Dan S.A.	(c)	Industrialization and commercialization of products	Argentina	95.00%	100.00%
Flora San Luis S.A.	(c)	Industrialization and commercialization of products	Argentina	5.00%	-

(a)       Dormant subsidiaries.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(b)       The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment on September 30, 2012 of R$2,184 (R$1,588 as of December 31, 2011), and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, and the amount of this investment, on September 30, 2012 , is represented by a net capital deficiency of R$9,683 (R$9,363 as of December 31, 2011), the purpose of these two subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey meat import quotas.

(c)       Change in the equity interest.

(d)       Establishment of joint venture in China.

(e)       Activities were terminated in July 2012.

(f)        Equity interest acquired on June 11, 2012.

(g)       Disposal of the equity interest on June 11, 2012.

(h)       Disposal of equity interest July 3,2012

1.2.  Performance Commitment Agreement

On June 11, 2012, the Company and Marfrig Alimentos S.A. (“Marfrig”), in accordance to the terms and conditions established by the Administrative Council for Economic Defense (“CADE”) in the Performance Commitment Agreement (“TCD”), signed the conclusion of the Asset Exchange and Other Agreements signed on March 20, 2012 which included the following measures:

(i)            the acquision, by Marfrig, of the entire equity interest of Athena Alimentos S.A. (“Athena”), a company for which the following assets were transferred by BRF:

(a)  all the assets and rights related to the production plants depicted below:

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Processing plant	State	Activity
Pork slaughtering, processing of finished goods, pork
Três Passos	RS	farms and hatcheries
Poultry slaughtering, processing of finished goods,
Brasília	DF	manufacturing of animal feed, pork farms and hatcheries
Poultry slaughtering, processing of finished goods,
São Gonçalo	BA	manufacturing of animal feed, pork farms and hatcheries
Salto Veloso	SC	Processing of finished goods
Bom Retiro do Sul	RS	Processing of finished goods
Lages	SC	Processing of finished goods
Duque de Caxias	RJ	Processing of finished goods
Várzea Grande	MS	Processing of finished goods
Valinhos	SP	Processing of finished goods

(b)  all the assets and rights related to the following distribution centers:

Location	State
Salvador	BA
Duque de Caxias	RJ
Campinas	SP
Bauru	SP
Brasília	DF
São José dos Pinhais	PR
Ribeirão Preto	SP
Cubatão	SP

(ii)       the Company transferred to Marfrig the entire portfolio of contracts with poultry and pork outgrowers, in order to guarantee the supply to the specific processing plants listed in the item (i a) above;

(iii)      the acquisition, by Marfrig, of the trademarks Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light & Elegant, Fiesta, Freski, Confiança, Doriana and Delicata, as well as, the intellectual properties rights related to these trademarks; and

(iv)      the acquisition, by Marfrig, of the equity interest held either directly or indirectly by Sadia S.A., equivalent to 64.57% (sixty-four point fifty-seven percent) of the capital of Excelsior Alimentos S.A., transferred to Marfrig on July 2, 2012.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In exchange to the acquisition and/or disposal of assets and rights listed in the items (i) to (iv) above, the Company acquired:

(i)        the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% (ninety point zero five percent) of the capital of Quickfood S.A. (“Quickfood”), a company based in Argentina; and

(ii)       the right to receive an irrevocable and irreversible the amount corresponding to R$350,000 to be paid as follows:

•           R$25,000 due to June 11, 2012;

•           R$25,000 due to July 1, 2012, adjusted by the variations of the General Market Price Index (“IGP-M”);

•           R$50,000 due to October 1, 2012, adjusted by the variations of the IGP-M; and

•           R$250,000 to be paid in 72 monthly installments, equal and successive, in the amount of R$4,424, which first installment is due to August 1, 2012, subject to the fixed rate of 12.11% p.a.

As a consequence of the complexity of the execution of TCD, the payment terms of the installment  R$50,000 and the first three installments of the total of 72 installments previously negotiated are being renegotiated. BRF's Management does not expect significant changes in the financial flow of this transaction.

Additionally, in order to comply with the TCD, it was agreed the transfer of the Company's pork slaughtering and processing manufacturing facility, located in the City of Carambeí, State of Paraná, to Marfrig. The Company recognized an accounts receivable at present value of R$88,556 relative to this transaction recognized on September 30, 2012 in other rights and a net gain of R$48,812, accounted for as other operating income.

As a result of the conclusion of the Asset Exchange and Other Agreements, Marfrig and BRF also signed other agreements mainly related to the supply of raw material, processed products and utility services.

In order to comply with the terms and conditions from CADE, and in accordance with the agreements between BRF and Marfrig, as from July 2, 2012, the following measures were taken:

(i)        temporary suspension of the use of the Perdigão  trademark,  for the following products and periods:

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Product	Period
Ham products	3 years
Pork festive line	3 years
Smoked sausage and pork sausage	3 years
Salamis	4 years
Lasagna	5 years
Frozen pizzas	5 years
Kibes and meat balls	5 years
Turkey cold cuts light line	5 years

(ii)       temporary suspension of the use of the Batavo  trademark, related to the products and periods listed in item (i) above.

The accounting effects of the Asset Exchange and Other Agreements signed with Marfrig are presented in note 6.1.

1.3.        Establishment of joint venture in China

On February 14, 2012, the Company disclosed to the market the establishment of Rising Star Food Company Limited, a joint venture (“JV”) with the participation of Dah Chong Hong Limited (“DCH”), which purpose will be:

(i)        access to the distribution market in Continental China, Hong Kong and  Macau including retail and food service channels;

(ii)       local processing of products; and

(iii)      developing the Sadia trademark in these markets.

The Company owns 50% participation in the JV and in April 2012 made a capital investment amount to approximately R$1,300, which is proportional to its participation in the JV.

Management estimates that during the first year of operation, which is scheduled for the second quarter of 2013, the JV will have sales  volumes exceeding 140,000 tons and report annual revenues of approximately R$844,000.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.4.        Seasonality

The Company does not operate with any significant seasonality impact through the fiscal year, however, in the domestic market, in general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end celebration such as Christmas and New Years Eve. The most sold products are: turkey, Chester® and ham.

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

The Company’s consolidated quarterly financial information are in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s individual quarterly financial information are prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”). Such financial statement differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRS.

The Company’s individual and consolidated quarterly financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amount of other currencies disclosed in the financial statement, when applicable, are also expressed in thousands.

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of the quarterly financial information. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that are significantly different from those recorded in the quarterly financial information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The individual and consolidated quarterly financial information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

(i)     derivative financial instruments measured at fair value;

(ii)    non-derivative financial instruments measured at fair value through the statement of income;

(iii)  financial assets available for sale measured at fair value;

(iv)  assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

(v)    share-based payments measured at fair value.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.            SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information were prepared according to CVM Deliberation No. 673/11, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of full set or condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, are aiming to provide updated information  based on the last annual financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

The current quarterly financial information were prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2011 (note 3), except regarding to the adoption of the requirements stated in the paragraph 28 of CVM Deliberation No. 673/11. Thus, from the quarter ended March 31, 2012, the Company started to recognize the income tax expense based on the best estimate of the annual weighted effective tax rate for the fiscal period December 31, 2012, as disclosed in note 14.

There were no changes of any nature related to such policies and estimates calculation methodology.  As allowed by CVM Deliberation No. 673/11, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the quarterly financial information must be read in conjunction with the annual financial statements for the year ended December 31, 2011 to allow users to further understand the financial condition and liquidity of the Company and its ability to generate profits and cash flows.

The exchange rates in Brazilian Reais effective at the date of the balance sheets were as follows:

Final rate	09.30.12	12.31.11
U.S. Dollar (US$)	2.0306	1.8758
Euro (€)	2.6109	2.4342
Pound Sterling (£)	3.2760	2.9148
Argentine Peso ($)	0.4327	0.4360

Average rates
U.S. Dollar (US$)	1.9213	1.6746
Euro (€)	2.4578	2.3278
Pound Sterling (£)	3.0307	2.6835
Argentine Peso ($)	0.4301	0.4056

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of exchange rates and changes in the commodity prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows.  The tasks of monitoring, evaluation and reporting of financial risk were disclosed in details in the financial statements of 2011 and there were no changes during the nine-months period ended September 30, 2012.

4.1.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company			Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Cash and cash equivalents and marketable securities	168,347	40,469	1,517,405	1,689,551
Trade accounts receivable	83,864	37,921	1,399,934	1,379,420
Accounts receivable from subsidiaries	692,983	409,061	-	-
Restricted cash	-	-	8,824	-
Dollar futures agreements	487,344	65,801	487,344	65,801
Inventories	-	-	521,300	112,267
Forward contracts (NDF) (1)	180,723	-	180,723	11,255
Exchange rate contracts (Swap)	(34,947)	(359,369)	(34,947)	(359,369)
Loans and financing	(2,707,293)	(1,268,830)	(6,129,369)	(4,723,824)
Bond designated as cash-flow hedge	304,590	-	304,590	-
Pre-payment exports designated as cash-flow hedge	825,294	1,210,248	825,294	1,210,248
Trade accounts payable	(64,703)	(55,760)	(449,971)	(340,300)
Advance for pre-payment export from subsidiaries	(2,353,904)	(1,763,378)	-	-
Other assets and liabilities, net	-	-	315,396	71,948
	(2,417,702)	(1,683,837)	(1,053,477)	(883,003)
Foreign exchange exposure in US$	(1,190,634)	(897,663)	(518,801)	(470,734)

(1)  Offshore non-deliverable forwards (NDFs) are not designated as hedge accounting, impacting financial income and not shareholders' equity.

The total net foreign exchange exposure in the consolidated financial information of the Company as of September 30, 2012, is a liability of US$518,801 and is within the limit established by the Risk Policy.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.1.2. Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

				B R GA A P and IF R S
				P arent co mpany and C o nso lidated
					09.30.12
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 10/2012 to 07/2013	R$ (Pre of 7.24%)	US$	2,664,147	(95,803)
NDF	Exchange rate	From 10/2012 to 08/2013	R$ (Pre of 7.11%)	EUR	519,569	(7,900)
NDF	Exchange rate	From 10/2012 to 07/2013	R$ (Pre of 6.78%)	GBP	202,784	(13,048)
Fixed exchange rate	Exchange rate	From 11/2012 to 04/2013	R$ (Pre of 7.60%)	US$	152,295	1,427
Swap	Exchange rate	Up to 03/2014	R$ (Pre of 9.75%)	US$ +1.58%	406,120	(71,926)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%from CDI)	56,112	2,043
Swap	Exchange rate	From 10/2012 to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(3,521)
Swap	Interest rate	From 10/2012 to 06/2018	US$ +LIBOR 3M +2.48%	US$ +4.27%	406,120	(24,509)
Swap	Interest rate	From 10/2012 to 02/2019	US$ +LIBOR 6M +1.98%	US$ +5.02%	936,977	(80,640)
Swap	Interest rate	Up to 11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	203,060	(3,925)
					5,877,934	(297,802)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 12/2012	US$	R$ (Pre- of 5.07%)	(180,723)	(855)
NDF	Exchange rate	Up to 10/2012	US$ (Pre of - 2.87%)	EUR	130,545	(79)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 8.41%)	US$ - 0.20%	34,947	(5,837)
Options	Live cattle	From 10/2012 to 12/2012	R$	R$	73,893	626
NDF	Live cattle	Up to 12/2012	R$	R$	2,533	149
Future contract	Exchange rate	Up to 10/2012	US$	R$	487,344	(961)
Future contract	Live cattle	Up to 12/2012	R$	R$	98,917	62
					647,456	(6,895)
					6,525,390	(304,697)

				B R GA A P and IF R S
				P arent co mpany and C o nso lidated
					12.31.11
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 9.25%)	US$	2,551,088	(88,150)
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.72%)	EUR	769,207	6,637
NDF	Exchange rate	From 01/2012 to 11/2012	R$ (Pre of 7.59%)	GBP	201,996	(5,270)
Options	Exchange rate	Up to 01/2012	R$	US$	150,064	(1,308)
Swap	Exchange rate	Up to 07/2013	US$ +7%	R$ (76%from CDI)	56,112	1,031
Swap	Exchange rate	From 10/2011to 12/2013	US$ +LIBOR 3M +3.83%	R$ (97.50%from CDI)	330,750	(16,702)
Swap	Interest rate	From 08/2012 to 06/2018	US$ +LIBOR 3M +1.43%	US$ +3.92%	375,160	(18,102)
Swap	Interest rate	From 07/2012 to 02/2019	US$ +LIBOR 6M +1.77%	US$ +4.80%	1,095,199	(74,176)
Swap	Interest rate	Up to 11/2012	US$ +LIBOR 12M +0.71%	US$ +3.70%	187,580	(3,593)
					5,717,156	(199,633)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	From 01/2012 to 11/2012	US$	ARS (Pre- of 13.45%)	11,255	(47)
NDF	Exchange rate	Up to 03/2012	US$ (Pre of 0.54%)	EUR	60,855	515
Swap	Interest rate	Up to 05/2012	US$ +LIBOR 3M +3.85%	US$ +5.78%	56,274	(356)
Swap	Exchange rate	Up to 03/2015	R$ (Pre of 9.62%)	US$ +1.40%	359,369	(47,802)
Options	Live cattle	From 01/2012 to 10/2012	R$	R$	33,635	348
NDF	Live cattle	Up to 09/2012	R$	R$	1,679	29
Future contract	Exchange rate	Up to 01/2012	US$	R$	65,801	(292)
Future contract	Live cattle	Up to 10/2012	R$	R$	10,967	4
					599,835	(47,601)
					6,316,991	(247,234)

 (1)  The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, obtained from the database of Bloomberg and BM&F.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.1.3.   Options

As of September 30, 2012, the Company did not have any currency options designated or not as cash flow hedge.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

4.2.1.   Non-deliverable forwards – NDF

										BR GAAP and IFRS
										Parent company and Consolidated
										09.30.12
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average USD	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
October 2012	(21,371)	(20,843)	197,000	1.9269	(1,287)	(1,174)	28,000	2.5705	(2,531)	(2,547)	8,500	2.9865
November 2012	(14,139)	(12,962)	174,000	1.9664	(1,161)	(1,007)	20,000	2.5735	(2,052)	(2,034)	7,500	3.0267
December 2012	(21,799)	(20,053)	198,000	1.9482	(1,519)	(1,229)	30,000	2.5954	(2,018)	(1,961)	7,800	3.0602
January 2013	(20,084)	(18,707)	135,000	1.9181	(1,501)	(1,276)	22,000	2.5897	(2,238)	(2,155)	6,500	2.9909
February 2013	(15,174)	(13,864)	89,000	1.9100	(1,738)	(1,313)	15,000	2.5722	(1,664)	(1,602)	5,500	3.0450
March 2013	(14,325)	(12,510)	132,000	1.9798	(998)	(681)	18,000	2.6336	(1,433)	(1,344)	6,100	3.1288
April 2013	(6,368)	(4,203)	137,000	2.0551	(44)	219	20,000	2.6967	(364)	(351)	6,000	3.3111
May 2013	4,852	4,873	100,000	2.1473	(347)	(137)	12,000	2.6881	(350)	(372)	5,500	3.3165
June 2013	1,787	1,902	95,000	2.1267	(877)	(843)	11,000	2.6319	(380)	(363)	4,500	3.3168
July 2013	314	564	55,000	2.1260	(823)	(699)	12,000	2.6623	(294)	(319)	4,000	3.3308
August 2013	-	-	-	-	230	240	11,000	2.7655	-	-	-	-
	(106,307)	(95,803)	1,312,000	1.9916	(10,065)	(7,900)	199,000	2.6220	(13,324)	(13,048)	61,900	3.1274

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.2. Interest rate and currency swap

				BR GAAP and IFRS
			Parent company and Consolidated
					09.30.12
Assets	Liabilities		Maturity		Balance
(Hedged object)	(Protected risk)	Notional	date	Contract curve	(MTM)
Libor 6M	4.06% p.a.	US$21,428	07.22.13	(266)	(1,041)
Libor 6M + 0.80% p.a.	4.31% p.a.	US$12,000	08.23.13	(64)	(479)
Libor 6M + 0.80% p.a.	4.36% p.a.	US$8,000	07.19.13	(88)	(330)
Libor 6M	3.82% p.a.	US$4,000	03.20.13	(7)	(128)
Libor 6M	3.79% p.a.	US$6,000	02.13.13	(47)	(187)
Libor 6M + 1.65% p.a.	4.15% p.a.	US$10,000	05.10.13	(140)	(265)
Libor 6M + 0.60% p.a.	2.98% p.a.	US$50,000	12.19.12	(358)	(726)
Libor 6M + 0.60% p.a.	2.99% p.a.	US$50,000	11.26.12	(489)	(750)
Libor 12M + 0.71% p.a.	3.57% p.a.	US$50,000	11.19.12	(1,585)	(1,846)
Libor 12M + 0.71% p.a.	3.82% p.a.	US$50,000	11.26.12	(1,758)	(2,080)
Libor 6M + 2.82% p.a.	5.86% p.a.	US$100,000	01.22.18	(446)	(22,942)
Libor 3M + 2.60% p.a.	5.47% p.a.	US$100,000	06.18.18	(292)	(22,904)
Libor 6M + 2.70% p.a.	5.90% p.a.	US$100,000	02.01.19	(352)	(27,017)
Libor 6M + 2.70% p.a.	5.88% p.a.	US$100,000	02.01.19	(349)	(26,776)
Libor 3M + 2.35% p.a.	3.07% p.a.	US$100,000	06.12.15	(6)	(1,605)
7% p.a.	76.00% CDI	US$35,000	07.15.13	399	2,044
Libor 3M + 2,50% p.a.	92.50% CDI	US$38,888	10.01.13	(503)	(1,254)
Libor 3M + 4,50% p.a.	100.00% CDI	US$77,777	12.23.13	(56)	(2,267)
R$ + 9.80%	US$ + 1.71%	US$40,000	03.17.14	(15,600)	(13,609)
R$ + 9.70%	US$ + 1.53%	US$30,000	03.17.14	(12,871)	(11,336)
R$ + 9.70%	US$ + 1.45%	US$70,000	03.17.14	(29,738)	(26,019)
R$ + 9.80%	US$ + 1.68%	US$30,000	03.17.14	(12,181)	(10,676)
R$ + 9.80%	US$ + 1.65%	US$30,000	03.17.14	(11,819)	(10,285)
				(88,616)	(182,478)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.3. Fixed exchange rate

				BR GAAP and IFRS
			Parent company and Consolidated
					09.30.12
		R$ x USD
Maturities		Curve	MTM	Notional	Average USD
November 2012		186	244	10,000	2.0670

January 2013		144	321	15,000	2.0825

February 2013		222	392	10,000	2.1103

	March 2013	(282)	315	20,000	2.0954

	April 2013	(85)	155	20,000	2.0961
		185	1,427	75,000	2.0912

4.2.4. Exports pre-payments – PPEs

The position of the PPEs designated as hedge accounting is set forth below:

					BR GAAP and IFRS
				Parent company and Consolidated
					09.30.12
				Notional
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	(US$)	MTM
			From 10.2012 to
PPE	Foreign Market Sales	US$ (E.R.)	02.2019	406,429	825,294

					BR GAAP and IFRS
				Parent company and Consolidated
					12.31.11
				Notional
Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	(US$)	MTM
			From 01.2012 to
PPE	Foreign Market Sales	US$ (E.R.)	02.2019	645,190	1,210,248

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$97,128 (R$30,507 as of December 31, 2011), net of income tax of R$33,024 (R$15,716 as of December 31, 2011).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3. Gains and losses of derivative financial instruments

The amounts of gains and losses resulting from derivative financial instruments for the nine-month period ended September 30, 2012 were recorded in the statements of income as financial income or expenses, while the unrealized gains and losses were recognized in the shareholders' equity, are shown below:

				BR GAAP
			Parent company
	Shareholders' equity		Statement of income
	09.30.12	12.31.11	09.30.12	09.30.11
Derivatives for the purpose of protection
Foreign exchange risks	(118,502)	(101,129)	(70,226)	(2,395)
Interest rate risk	(48,134)	(46,050)	(5,541)	(6,940)
	(166,636)	(147,179)	(75,767)	(9,335)
Derivatives for the purpose of financial results
Interest rate risk	-	-	-	(567)
Foreign exchange risks	-	-	(7,653)	(39,901)
Live cattle market risk	-	-	837	265
	-	-	(6,816)	(40,203)
	(166,636)	(147,179)	(82,583)	(49,538)

			BR GAAP and IFRS
				Consolidated
	Shareholders' equity		Statement of income
	09.30.12	12.31.11	09.30.12	09.30.11
Derivatives for the purpose of protection
Foreign exchange risks	(118,502)	(101,129)	(70,226)	(2,395)
Interest rate risk	(102,825)	(85,698)	(6,249)	(7,465)
	(221,327)	(186,827)	(76,475)	(9,860)

Derivatives for the purpose of financial results
Interest rate risk	-	-	-	(566)
Foreign exchange risks	-	-	(7,732)	(37,980)
Live cattle market risk	-	-	837	265
	-	-	(6,895)	(38,281)
	(221,327)	(186,827)	(83,370)	(48,141)

The gains and losses from derivative financial instruments designated as hedge accounting, recorded in the shareholders' equity, are represented by a loss of R$109,980 in the parent company and R$164,671 in the consolidated, net of income tax of R$56,656 in the parent company and in the consolidated.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3.1.    Breakdown by category of the balances of financial instruments — except derivatives:

	BR GAAP
	Parent company
	09.30.12
	Loans and	Available for	Trading	Financial
	receivables	sale	securities	liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,607,687	-	-	-	1,607,687
Credit notes	109,504	-	-	-	109,504
Fair value
Marketable securities	-	1,144	214,138	-	215,282
Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,532,714)	(1,532,714)
Loans and financing
Local currency	-	-	-	(1,423,698)	(1,423,698)
Foreign currency	-	-	-	(2,707,293)	(2,707,293)
	1,717,191	1,144	214,138	(5,663,705)	(3,731,232)

	BR GAAP
	Parent company
	12.31.11
	Loans and	Available for	Trading	Financial
	receivables	sale	securities	liabilities	Total
Assets
Amortized cost
Trade accounts receivable	1,429,793	-	-	-	1,429,793
Credit notes	100,783	-	-	-	100,783
Fair value
Marketable securities	-	1,685	761,850	-	763,535

Liabilities
Amortized cost
Trade accounts payable	-	-	-	(1,270,696)	(1,270,696)
Loans and financing
Local currency	-	-	-	(1,774,291)	(1,774,291)
Foreign currency	-	-	-	(1,268,830)	(1,268,830)
	1,530,576	1,685	761,850	(4,313,817)	(2,019,706)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	09.30.12
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	163,734	-	163,734
Trade accounts receivable	2,671,306	-	-	-	-	2,671,306
Credit notes	225,860	-	-	-	-	225,860
Fair value
Marketable securities	-	260,743	280,813	-	-	541,556
Restricted cash	-	-	-	89,583	-	89,583
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,267,264)	(3,267,264)
Loans and financing
Local currency	-	-	-	-	(2,992,217)	(2,992,217)
Foreign currency	-	-	-	-	(6,129,369)	(6,129,369)
	2,897,166	260,743	280,813	253,317	(12,388,850)	(8,696,811)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Loans and	Available for	Trading	Held to	Financial
	receivables	sale	securities	maturity	liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	166,784	-	166,784
Trade accounts receivable	3,210,232	-	-	-	-	3,210,232
Credit notes	204,257	-	-	-	-	204,257
Fair value
Marketable securities	-	235,150	1,054,105	-	-	1,289,255
Restricted cash	-	-	-	70,020	-	70,020

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,681,343)	(2,681,343)
Loans and financing
Local currency	-	-	-	-	(3,329,706)	(3,329,706)
Foreign currency	-	-	-	-	(4,723,824)	(4,723,824)
	3,414,489	235,150	1,054,105	236,804	(10,734,873)	(5,794,325)

4.4.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09.

Management concluded that balances of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value recognition due to the short-term cycle of these operations.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The book value of financing and loans in the quarterly financial information approximate the fair value as the major portion of the total gross debt bears interest based on the variation of TJLP, LIBOR and CDI, except the capital markets transactions (Bond). On September 30, 2012, the consolidated fair value adjustment for Bond ("BRFSBZ") is represented by a negative impact of R$492,482, being R$69,802 attributable to the Sadia Bonds ("BRFSBZ6"), R$289,361 attributable to the BFF Notes ("BRFSBZ7") and R$133,319 attributable to the BRF Notes ("BRFSBZ5"). This impact were measured only for disclosure matters, not being recorded in the Company's financial statements.

4.4.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

	BR GAAP
	Parent company
		09.30.12		12.31.11
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	394,259	394,259	68,755	68,755
Marketable securities
Available for sale	1,144	1,144	1,685	1,685
Trading securities	214,138	214,138	761,850	761,850
Trade accounts receivable, net	1,607,687	1,607,687	1,429,793	1,429,793
Notes receivable	109,504	109,504	100,783	100,783
Loans and financing	(2,584,835)	(2,584,835)	(3,043,121)	(3,043,121)
Bonds BRF	(1,546,156)	(1,679,475)	-	-
Trade accounts payable	(1,532,714)	(1,532,714)	(1,270,696)	(1,270,696)
Other financial assets	16,518	16,518	22,944	22,944
Other financial liabilities	(265,737)	(265,737)	(227,891)	(227,891)
	(3,586,192)	(3,719,511)	(2,155,898)	(2,155,898)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	09.30.12		12.31.11
	Book	Fair	Book	Fair
	value	value	value	value
Cash and cash equivalents	1,506,757	1,506,757	1,366,843	1,366,843
Restricted cash	89,583	89,583	70,020	70,020
Marketable securities
Available for sale	260,743	260,743	235,150	235,150
Trading securities	280,813	280,813	1,054,105	1,054,105
Held to maturity	163,734	166,688	166,784	166,784
Trade accounts receivable, net	2,671,306	2,671,306	3,210,232	3,210,232
Notes receivable	225,860	225,860	204,257	204,257
Loans and financing	(5,531,903)	(5,531,903)	(6,149,842)	(6,149,842)
Bonds BRF	(1,546,156)	(1,679,475)	-	-
Bonds BFF	(1,523,662)	(1,813,023)	(1,431,514)	(1,580,992)
Bonds Sadia	(519,865)	(589,667)	(472,174)	(509,399)
Trade accounts payable	(3,267,264)	(3,267,264)	(2,681,343)	(2,681,343)
Other financial assets	16,518	16,518	23,459	23,459
Other financial liabilities	(321,215)	(321,215)	(270,693)	(270,693)
	(7,494,751)	(7,984,279)	(4,674,716)	(4,861,419)

4.4.2.   Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

	BR GAAP
	Parent company
	09.30.12
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Shares	1,144	-	-	1,144
Held for trading
Bank deposit certificates	-	115,330	-	115,330
Financial treasury bills	98,808	-	-	98,808
Other financial assets
Derivatives designed as hedge	-	15,636	-	15,636
Derivatives not designated as hedge	-	882	-	882
	99,952	131,848	-	231,800
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designed as hedge	-	(258,039)	-	(258,039)
Derivatives not designated as hedge	-	(7,698)	-	(7,698)
	-	(265,737)	-	(265,737)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	465,804	-	465,804
Financial treasury bills	296,046	-	-	296,046
Other financial assets
Derivatives designed as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	584	-	584
	297,731	488,748	-	786,479
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designed as hedge	-	(179,238)	-	(179,238)
Derivatives not designated as hedge	-	(48,653)	-	(48,653)
	-	(227,891)	-	(227,891)

	BR GAAP and IFRS
	Consolidated
	09.30.12
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Credit linked notes	169,893	-	-	169,893
Brazilian foreign debt securities	89,706	-	-	89,706
Shares	1,144	-	-	1,144
Held for trading
Bank deposit certificates	-	182,005	-	182,005
Financial treasury bills	98,808	-	-	98,808
Other financial assets
Derivatives designated as hedge	-	15,636	-	15,636
Derivatives not designated as hedge	-	882	-	882
	359,551	198,523	-	558,074
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designated as hedge	-	(313,438)	-	(313,438)
Derivatives not designated as hedge	-	(7,777)	-	(7,777)
	-	(321,215)	-	(321,215)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.11
	Level 1	Level 2	Level 3	Total
Assets
Financial Assets
Available for sale
Credit linked notes	146,954	-	-	146,954
Brazilian foreign debt securities	86,511	-	-	86,511
Shares	1,685	-	-	1,685
Held for trading
Bank deposit certificates	-	698,968	-	698,968
Financial treasury bills	355,137	-	-	355,137
Other financial assets
Derivatives designated as hedge	-	22,360	-	22,360
Derivatives not designated as hedge	-	1,099	-	1,099
	590,287	722,427	-	1,312,714
Liabilities
Financial Liabilities
Other financial liabilities
Derivatives designated as hedge	-	(221,993)	-	(221,993)
Derivatives not designated as hedge	-	(48,700)	-	(48,700)
	-	(270,693)	-	(270,693)

The valuation methodology used by the Company is the same that was disclosed in note 4 to the financial statement as of December, 31 2011.

4.5.       Credit management

On September 30, 2012, the Company had financial investments over R$10,000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco do Espírito Santo, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citibank, Credit Suisse, Deutsche Bank, Erste Bank, HSBC and JP Morgan.

The Company also held derivative contracts with the following financial institutions: ABN, Banco Bradesco, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Barclays, Citibank, Credit Suisse, Deutsche Bank, HSBC, ING Bank, JP Morgan, Merrill Lynch, Morgan Stanley, Rabobank and Standard Bank.

4.6.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of September 30, 2012:

	BR GAAP
	Parent company
	09.30.12
	Book	Cash flow	Up to 3					After
	value	contracted	months	2013	2014	2015	2016	5 years
Non derivatives financial liabilities
Loans and financing	2,584,835	2,727,464	299,069	805,297	471,549	200,050	176,902	774,597
Bonds	1,546,156	2,418,042	44,743	89,487	89,487	89,487	89,487	2,015,351
Trade accounts payable	1,532,714	1,532,714	1,532,714	-	-	-	-	-
Capital lease	69,894	78,811	11,901	41,879	15,141	5,415	4,475	-
Operational lease	257,824	257,824	20,275	64,061	50,017	33,550	17,931	71,990

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	129,123	97,800	2,092	32,198	31,326	9,746	9,801	12,637
Currency derivatives (NDF)	128,796	50,903	33,881	17,022	-	-	-	-
Fixed exchange rate	120	120	-	120	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	855	4,481	4,481	-	-	-	-	-
Currency derivatives (Future)	961	961	961	-	-	-	-	-
Interest rate derivatives	5,837	(2,836)	(572)	(1,690)	(748)	174	-	-
Commodities derivatives	45	45	45	-	-	-	-	-

	BR GAAP and IFRS
	Consolidated
	09.30.12
	Book	Cash flow	Up to 3					After 5
	value	contracted	months	2013	2014	2015	2016	years
Non derivatives financial liabilities
Loans and financing	5,531,903	6,108,862	1,077,134	1,760,005	769,384	619,727	388,907	1,493,705
Bonds BRF	3,069,818	4,769,092	44,743	199,900	199,900	199,900	199,900	3,924,749
Bonds Sadia	519,865	682,154	17,450	34,901	34,901	34,901	34,901	525,100
Trade accounts payable	3,267,264	3,267,264	3,267,264	-	-	-	-	-
Capital lease	102,266	113,660	18,789	66,343	18,570	5,483	4,475	-
Operational lease	370,647	370,647	26,845	78,292	63,263	45,123	36,705	120,419

Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	184,522	162,064	2,269	43,010	42,112	20,092	19,867	34,714
Currency derivatives (NDF)	128,796	50,903	33,881	17,022	-	-	-	-
Fixed exchange rate	120	120	-	120	-	-	-	-
Not designated as hedge accounting
Currency derivatives (NDF)	934	971	971	-	-	-	-	-
Currency derivatives (future)	961	961	961	-	-	-	-	-
Interest rate derivatives	5,837	(2,836)	(572)	(1,690)	(748)	174	-	-
Commodities derivatives	45	45	45	-	-	-	-	-

4.7.       Commodity price risk management

During the nine-month period ended September 30, 2012, the Company utilized derivative instruments to mitigate the exposure to live cattle prices variation.

The contracts are recorded at fair value through financial result.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On September 30, 2012, the Company held a short position in the BM&F of 3,067 future contracts (150 contracts as of December 31, 2011) with maturity dates between October and January 2013.

In the counter market, the Company held a short position of 25 contracts with maturity dates in 2012. Additionally, through the utilization of options, the Company also held a short position of 788 allotments (600 allotments as of December 31, 2011), as described in note 4.1.2.

4.8.       Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable portion of its floating interest rates debts by using derivative financial instruments (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quotations of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is the one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments, which is increased by the amortization flow of PPEs designated as hedge accounting.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dollar		2.0306	1.8275	1.5230	2.5383	3.0459
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(46,600)	235,044	657,511	(750,710)	(1,454,821)
Pre payment export	Devaluation of R$	(97,129)	(14,599)	109,195	(303,452)	(509,775)
Bonds	Devaluation of R$	(1,395)	29,064	74,753	(77,543)	(153,690)
Swaps	Devaluation of R$	(1,860)	38,752	99,670	(103,390)	(204,920)
Exports	Appreciation of R$	68,428	(234,827)	(689,711)	826,567	1,584,706
Net effect		(78,556)	53,434	251,418	(408,528)	(738,500)
Statement of income		-	-	-	-	-
Shareholders' equity		(78,556)	53,434	251,418	(408,528)	(738,500)

Parity - Brazilian Reais x Euro		2.6109	2.3498	1.9582	3.2636	3.9164
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	2,210	54,167	132,103	(127,682)	(257,574)
Exports	Appreciation of R$	(2,210)	(54,167)	(132,103)	127,682	257,574
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		3.2760	2.9484	2.4570	4.0950	4.9140
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	(9,200)	11,079	41,496	(59,896)	(110,592)
Exports	Appreciation of R$	9,200	(11,079)	(41,496)	59,896	110,592
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

5. SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to Board and Directors for assessing the performance of each segment and allocating resources.

In order to reflect the organizational changes in the Company, during the last quarter of 2011, the segment information began to be prepared considering 4 reportable segments, as follows: domestic market, foreign market, dairy products and food service. Therefore the information as of September 30, 2011 is being restated. The reportable segments identified primarily observe division by sales channel.

(i)     Domestic market: includes the Company´s sales executed in the Brazilian territory, except those relating to products in the dairy and the food service channel.

(ii)    Foreign market: includes the Company´s sales for exports and those generated outside the national territory, except those relating to products in the dairy and the food service channel.

(iii)  Dairy products: includes the Company´s sales of milk and dairy products produced domestically and abroad.

(iv)  Food service: includes the Company's sales of all products in its portfolio, except in the category of dairy products, generated in the domestic and foreign customers for food service category that includes bars, restaurants, industrial kitchens, etc.

Hence, these segments are subdivided according to the nature of the products and characteristics described below:

(i)     Poultry:  involves the production and trade of whole poultry and poultry cuts in-natura.

(ii)    Pork and beef cuts: involves the production and trade of cuts in-natura.

(iii)  Processed:  involves the production and trade of processed foods, frozen and processed derivatives of poultry, porks and cattle.

(iv)  Other processed products: involves the production and trade of processed foods like margarine and vegetable products and soy.

(v)    Milk:  involves the production and trade of pasteurized and UHT milk.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(vi) Dairy products and other drinks: involves the production and trade of milk related foods, including flavored milk, yogurts, fruit juices, soy-based beverages, cheeses and desserts.

(vii) Others:  involves the production and trade of animal feed, soy meal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
		Consolidated
Net sales	09.30.12	09.30.11
Domestic market:
Poultry	913,546	855,842
Pork/beef	670,888	564,003
Processed products	4,786,830	5,011,945
Other processed	2,021,607	1,509,395
Other	644,018	403,893
	9,036,889	8,345,078
Foreign market:
Poultry	5,382,487	4,862,582
Pork/beef	1,326,405	1,148,275
Processed products	1,348,310	1,263,017
Other processed	169,525	52,998
Other	7,722	33,047
	8,234,449	7,359,919
Dairy products:
Milk	1,055,487	1,176,808
Dairy products	984,990	755,005
	2,040,477	1,931,813
Food service:
Poultry	241,115	206,698
Pork/beef	167,640	115,462
Processed products	537,576	604,732
Other processed	113,591	43,506
	1,059,922	970,398
	20,371,737	18,607,208

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The operating results before financial income (expenses) for each of the reportable operating segments are presented below:

	BR GAAP and IFRS
		Consolidated
	09.30.12	09.30.11
Operating income:
Domestic market	649,719	834,411
Foreign market	34,585	526,386
Dairy products	(1,797)	(10,662)
Food service	98,206	142,737
	780,713	1,492,872

No customer was individually responsible for more than 5% of the total revenue earned in the nine-month period ended September 30, 2012.

Net revenues from exports originate in the segments of the foreign market, dairy products and food service, as shown below:

	BR GAAP and IFRS
		Consolidated
	09.30.12	09.30.11
Export net revenues per market:
Foreign market	8,234,449	7,359,919
Dairy products	123	1,516
Food service	164,291	129,510
	8,398,863	7,490,945

Export net revenues by region is presented below:

	BR GAAP and IFRS
		Consolidated
	09.30.12	09.30.11
Export net revenues per region:
Europe	1,375,329	1,372,827
Far East	1,777,450	1,655,969
Middle East	2,860,857	2,359,250
Eurasia (including Russia)	744,990	643,820
America / Africa / Other	1,640,237	1,459,079
	8,398,863	7,490,945

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

assets is presented below:

	BR GAAP and IFRS
	Consolidated
	Goodwill			Trademarks			Total
	09.30.12	(1)	12.31.11	09.30.12	(1)	12.31.11	09.30.12	12.31.11
Domestic market	1,104,438		1,153,790	982,478		1,065,478	2,086,916	2,219,268
Foreign market	1,521,158		1,074,384	210,258		190,522	1,731,416	1,264,906
Dairy products	561,757		664,102	-		-	561,757	664,102
Food service	89,371		81,539	-		-	89,371	81,539
	3,276,724		2,973,815	1,192,736		1,256,000	4,469,460	4,229,815

(1) Write-off of goodwill and trademarks due to the execution of TCD (note 1.2).

Information referring to the total assets by reportable segments is not being presented, as it is not comprised in the set of information made available to the Company’s Management, which make investment decisions on a consolidated basis.

6.            BUSINESS COMBINATION AND OTHER ACQUISITIONS

During the nine-month period ended September 30, 2012, there was an increase in the goodwill allocation of the acquisition of Heloísa in the amount of R$7,296, due to an adjustment in the opening balance of the subsidiary.

6.1         Business combination – Quickfood

In the Extraordinary General Shareholder´s Meeting occurred in May 23, 2012, the shareholders ratified the approval of the acquisition, through assets exchange, of the entire equity interest held either directly or indirectly by Marfrig, equivalent to 90.05% of the capital of Quickfood, according to the terms and conditions established in the Asset Exchange and Other Agreements, signed in March 20, 2012 with the effective conclusion in June 11, 2012.

The Company utilized its subsidiary Athena to operationalize the disposal of the assets listed in the TCD. Therefore, the following corporate acts were performed:

(i)        the wholly-owned subsidiary Sadia made a capital increase in Athena in the amount of R$333,061, which was paid with assets of its property included in the TCD;

(ii)       the subsidiary Sino dos Alpes made a capital increase in Athena in the amount of R$5,174, which was paid with assets of its property included in the TCD;

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(iii) BRF made a capital increase in Athena in the amount of R$163,043, which was paid with assets of its property included in the TCD; and

(iv)      on May 31, 2012, BRF acquired the book value of the equity interest held by Sino dos Alpes and Sadia of the capital of Athena.

In summary, the consolidated assets of TCD transferred to Marfrig are presented below:

CURRENT		CURRENT
ASSETS		LIABILITIES
Cash and cash equivalents	3,834	Short term debts	7,847
Trade accounts receivable	7,240	Trade accounts payable	4,891
Inventories	118,152	Salary and social obligations	31,040
Other credits	1,708	Tax obligations	1,652
	130,934	Other obligations	1,417
			46,847

NON CURRENT		NON CURRENT
Deferred tax	4,203	Long term debts	16
Judicial deposits	746	Tax obligations	3,660
Other assets	802	Other obligations	1,439
Investments	8		5,115
Property, plant and equipment, net	506,652
	512,411	NET ASSETS	591,383

TOTAL ASSETS	643,345	TOTAL LIABILITIES	643,345

The transaction with Marfrig was accounted for as a business combination in accordance with CVM Deliberation No. 665/11, mainly due to the fact that Athena is a business, including inputs, process and outputs, which when integrated into the acquirer's business, started to generate outputs as determined by it.

The business Athena was evaluated by independent experts and the fair value attributed to this group of assets amounted to R$928,000.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The table below depicts the loss and the non-allocated goodwill generated in this business combination:

Fair value of Athena	928,000

Book value of Athena	591,383
Write-off of goodwill originated from the expectation of future profitability, adjustments of fair
value of property, plant and equipment and trade mark related to the assets transfered	264,951
Total book value	856,334

Difference between the fair value and book value of Athena	71,666

Fair value of Athena	928,000
Consideration receivable	(350,000)
Remaining fair value	578,000
Fair value of the equity interest acquired from Quickfood	463,581
Difference between the remaining fair value and Quickfood's fair value	114,419

Income statement net impact deriving from the execution of TCD	(42,753)
Other losses deriving from the execution of TCD	(61,607)
Total of results of TCD before taxes	(104,360)

Fair value of the equity interest acquired from Quickfood	463,581
Payment for the working capital acquisition	42,141
Value of the investment on Quickfood at the acquisition date	505,722
Net assets acquired (1)	63,852
Non allocated goodwill	441,870

(1)       The variation occurred in the net assets acquired in relation to the amount disclosed on June 30, 2012 is mainly related to the alignment between the accounting practices previously adopted by Quickfood and the accounting practices adopted by BRF.

Quickfood is a public company located in Buenos Aires, Argentina. The total equity interest acquired corresponds to 90.05% equivalent to 32,841,224 common shares.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The accounting impacts in the statement of income deriving from the execution of TCD are accounted for in the other operating results and are summarized as follows:

Fair value of Quickfood	463,581
Consideration receivable	350,000
Fair value of the consideration received	813,581

Cost of goods sold	(115,853)
Cost of the equity interest transferred	(504,731)
Social obligations transferred	29,201
Book value of Athena	(591,383)

Adjustments of fair value of property, plant and equipment transfered from Sadia	(102,793)
Fair value of trademarks transferred from Sadia	(83,000)
Fair value of outgrowers guarantees	4,674
Goodwill originated from the expectation of future profitability from Sadia	(83,832)
Total write-off	(264,951)
Losses from tax credits related to property, plant and equipments transferred	(9,173)
Losses from Instituto de Sustentabilidade Sadia caused by BRF due to execution of TCD	(15,237)
Other losses	(37,197)
Total of other losses	(61,607)

Total of results of TCD before taxes	(104,360)

6.2         Business combination – Avex S.A.

According to the Company’s strategic plan to become a global player, on October 03, 2011, acting through its wholly-owned subsidiary, Sadia Alimentos S.A., in Argentina, the Company acquired 69.15% of the equity interest in Avex S.A. (“Avex”), which is located in the city of Rio Cuarto, in Córdoba province, engaged in the poultry production as well as chilled and frozen chicken, sold as a whole and in cuts.

Avex is the sixth largest participant in the Argentine poultry domestic market, with 4% of participation and its productive capacity is presented below:

Activity	Location	Productive capacity
Poultry slaughtering	Rio Cuarto, Córdoba	750,000 heads per week
Animal feed industry	Juárez Celman, Córdoba	40 ton per hour
Hatcheries	General Deheza, Córdoba	758,800 eggs per week
Termination poultry farm	Rio Cuarto, Córdoba	-

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The amounts related to this business combination are presented below:

Cash consideration	108,603
Net assets acquired at fair value	67,925
Goodwill originated from the expectation of future profitability	40,678

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
CURRENT
ASSETS
Cash and cash equivalents	9,391	-		9,391
Trade accounts receivable	15,578	-		15,578
Inventories	9,781	405	(a)	10,186
Biological assets	8,017	1,212	(b)	9,229
Recoverable taxes	7,740	-		7,740
Other credits	12,796	-		12,796
	63,303	1,617		64,920
NON CURRENT
Property, plant and equipment, net	54,858	58,032	(c)	112,890
Intangible	124	27,872	(d)	27,996
Other assets	109	-		109
	55,091	85,904		140,995
TOTAL ASSETS	118,394	87,521		205,915

CURRENT
LIABILITIES
Short term debts	42,112	-		42,112
Trade accounts payable	21,852	-		21,852
Salary and social obligations	2,789	-		2,789
Tax obligations	1,012	-		1,012
Other obligations	96	-		96
	67,861	-		67,861
NON CURRENT
Long term debts	8,892	-		8,892
Contingent liabilities	-	615	(e)	615
Other obligations	-	30,312	(f)	30,312
	8,892	30,927		39,819
NET ASSETS - BRF	28,792	39,133		67,925
Non-controlling shareholders' equity	12,849	17,461		30,310
TOTAL LIABILITIES	118,394	87,521		205,915

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(a)  Refers to the adjustment to the fair value of the inventories;

(b)  Refers to the adjustment to the fair value of the biological assets;

(c)  Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(d)  Refers to the fair value of the following intangible assets identified:  supplier relationship R$11,223, non-compete agreement R$297 and customer relationship R$16,074;

(e)  Refers to the fair value of the contingent tax, civil and employment liabilities; and

(f)   Refers to the effect of the deferred taxes on the adjustments (a), (b), (c), (d) and (e) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

6.3         Business combination – Dánica

Acting through Avex, the Company acquired 100% of equity interest of Flora Dánica S.A. and its subsidiaries, Flora San Luis S.A. and GB Dan S.A. (“Dánica group”).

Dánica group has an extensive distribution structure for dry and refrigerated goods, in addition to the exportation of products to South Cone and to the development of products for the food service segment. The group is the market leader in margarine (62%) and vice leader in the production of sauces (20%) and its main trademarks are: Dánica, Manterina, Vegetalina, Danifesta and Primor.

Dánica’s productive capacity is presented below:

Activity	Localization	Productive capacity
Margarines and oils	Llavallol, Buenos Aires	4,000 ton per month
Sauces and mayonnaise	Villa Mercedes, San Luis	6,000 ton per month
Pasta and pastries	Avellaneda, Buenos Aires	350 ton per month

The amounts related to this business combination are presented below:

Cash consideration	80,594
Net assets acquired at fair value	70,085
Goodwill originated from the expectation of future profitability	10,509

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The identifiable assets acquired and liabilities assumed that were recognized on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

	Net assets	Adjustments		Net assets
	acquired on	CVM Deliberation		acquired
	October 03, 2011	No. 665/11		at fair value
CURRENT
ASSETS
Cash and cash equivalents	4,239	-		4,239
Trade accounts receivable	27,335	-		27,335
Inventories	22,292	490	(a) (b)	22,782
Recoverable Taxes	3,495	-		3,495
Other credits	1,143	-		1,143
	58,504	490		58,994
NON CURRENT
Property, plant and equipment, net	13,071	51,901	(c)	64,972
Intangible	-	25,342	(d)	25,342
Other assets	3,160	-		3,160
	16,231	77,243		93,474
TOTAL ASSETS	74,735	77,733		152,468

CURRENT
LIABILITIES
Short term debts	214	-		214
Trade accounts payable	29,716	-		29,716
Salary and social obligations	3,674	-		3,674
Tax obligations	3,541	-		3,541
Other obligations	2,427	-		2,427
	39,572	-		39,572
NON CURRENT
Long term debts	517	-		517
Contingent liabilities	-	12,673	(e)	12,673
Deferred Taxes	-	22,714	(f)	22,714
Other obligations	6,907	-		6,907
	7,424	35,387		42,811
NET ASSETS	27,739	42,346		70,085
TOTAL LIABILITIES	74,735	77,733		152,468

(a)  Refers to the adjustment to the fair value of the inventories;

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(b)  Refers to the adjustment to the fair value of the biological assets;

(c)  Refers to the adjustment to the fair value of the property, plant and equipments according to the appraisal report prepared by an external expert;

(d)  Refers to the fair value of the following intangible assets identified:  customer relationship R$5,016, non-compete agreement R$163, exclusivity agreement R$610 and trademarks R$19,553;

(e)  Refers to the fair value of the contingent tax, civil and employment liabilities; and

(f)   Refers to the effect of the deferred taxes on the adjustments (a), (b), (c), (d) and (e) presented above, except for the amount of non-compete agreement which has its amortization allowed for fiscal purposes.

The acquisitions of Avex and Dánica Group were made to reinforce the Company’s trademarks in MERCOSUL, mainly through the expansion of the products portfolio, access to the local market and the expansion of export infrastructure.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

7.            CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average rate	Parent company		Consolidated
	(%p.a.)	09.30.12	12.31.11	09.30.12	12.31.11
Cash and bank accounts:
U.S. Dollar	-	64	187	58,240	17,221
Brazilian Reais	-	57,005	16,973	113,923	65,174
Euro	-	-	240	15,190	43,746
Other currencies	-	-	-	2,545	3,928
		57,069	17,400	189,898	130,069
Highly liquid investments:
In Brazilian Reais:
Investment funds	7.35%	11,948	11,313	13,347	12,367
Bank deposit certificates	7.23%	156,959	-	234,538	-
		168,907	11,313	247,885	12,367
In U.S. Dollar:
Interest bearing account	0.04%	296	-	235,215	42,065
Term deposit	0.16%	95,487	-	389,964	371,344
Overnight	0.13%	62,194	28,001	199,461	458,236
In Euro:
Interest bearing account	0.07%	10,306	12,041	142,762	235,237
Term deposit	0.17%	-	-	59,756	82,372
Overnight	0.13%	-	-	-	17,815
Other currencies:
Interest bearing account	0.02%	-	-	32,360	17,338
Fixed term deposit	5.30%	-	-	9,456	-
		168,283	40,042	1,068,974	1,224,407
		394,259	68,755	1,506,757	1,366,843

8.            MARKETABLE SECURITIES

			Average	BR GAAP		BR GAAP and IFRS
			interest rate	Parent company		Consolidated
	WATM (1)	Currency	(% p.a.)	09.30.12	12.31.11	09.30.12	12.31.11
Available for sale
Credit linked notes	6.45	US$	4.75%	-	-	169,893	146,954
Brazilian foreign debt securities	1.70	US$	2.88%	-	-	89,706	86,511
Shares	-	R$	-	1,144	1,685	1,144	1,685
				1,144	1,685	260,743	235,150
Held for trading
Bank deposit certificates	2.85	R$	7.37%	115,330	465,804	182,005	698,968
Financial treasury bills	1.50	R$	7.39%	98,808	296,046	98,808	355,137
				214,138	761,850	280,813	1,054,105
Held to maturity
Credit linked notes	0.68	US$	4.86%	-	-	112,857	166,784
Financial treasury bills	5.00	R$	7.39%	-	-	50,877	-
				-	-	163,734	166,784
				215,282	763,535	705,290	1,456,039
Current				215,282	763,535	609,290	1,372,671
Non-current				-	-	96,000	83,368

(1)     Weighted average maturity term in years.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

There were no changes in the characteristics of the modalities of marketable securities presented above, when compared to the information disclosed in the annual financial statements as of December 31, 2011 (note 8).

The unrealized gain by the change in fair value of the marketable securities available for sale, recorded in equity as of September 30, 2012 is R$16,590, net of income tax of R$494.

Additionally, on September 30, 2012, of the total of marketable securities, R$95,637 (R$88,177 as of December 31, 2011) were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”).

On September 30, 2012, the maturities of the non-current marketable securities is as follows:

BR GAAP and IFRS
Maturities	Consolidated
2013	45,124
2017	50,876
96,000

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.8.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

9. TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current
Domestic third parties	611,240	949,489	1,314,609	1,863,996
Domestic related parties	221,119	44,959	-	-
Foreign third parties	83,325	37,422	1,397,292	1,375,472
Foreign related parties	692,983	409,061	-	-
( - ) Estimated losses on doubtful accounts	(13,009)	(13,557)	(52,650)	(31,655)
	1,595,658	1,427,374	2,659,251	3,207,813
Credit notes	30,958	25,236	63,823	56,935
	1,626,616	1,452,610	2,723,074	3,264,748
Non-current
Domestic third parties	53,691	51,802	89,910	53,060
Foreign third parties	539	499	2,642	3,948
( - ) Adjustment to present value	(444)	(670)	(444)	(670)
( - ) Estimated losses on doubtful accounts	(41,757)	(49,212)	(80,053)	(53,919)
	12,029	2,419	12,055	2,419
Credit notes	78,546	75,547	162,037	147,322
	90,575	77,966	174,092	149,741

The rollforward of estimated losses from doubtful accounts is presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Beginning balance	62,769	38,613	85,574	62,839
Additions	28,236	73,712	141,668	112,406
Business combination (1)	-	-	7,482	-
Reversals	(26,165)	(34,935)	(84,846)	(65,279)
Write-offs	(10,115)	(14,677)	(17,657)	(24,596)
Exchange rate variation	41	56	482	204
Ending balance	54,766	62,769	132,703	85,574

(1) Business combination with Quickfood (note 6).

The expense of the estimated losses on doubtful accounts was recorded as selling expenses in the statement of income. When efforts to recover accounts receivable prove unsuccessful, the amounts are written-off.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Breakdown by maturity of overdue amounts that are not included in estimated losses on doubtful accounts:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
60 to 90 days	-	-	-	14,855
91 to 120 days	545	2,233	7,335	3,468
121 to 180 days	2,635	1,250	6,378	1,317
181 to 360 days	-	602	8,271	1,469
More than 360 days	-	1,397	-	15,466
	3,180	5,482	21,984	36,575

The receivables excluded from estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current	1,592,290	1,404,775	2,556,202	2,924,510
Overdue:
From 01 to 60 days	13,623	22,169	105,557	251,163
From 61 to 120 days	3,863	7,488	25,770	30,298
From 121 to 180 days	3,999	4,388	15,778	13,064
From 181 to 360 days	6,153	4,366	20,460	8,517
More than 360 days	42,970	50,046	80,687	68,924
( - ) Adjustment to present value	(445)	(670)	(445)	(670)
( - ) Estimated losses on doubtful accounts	(54,766)	(62,769)	(132,703)	(85,574)
	1,607,687	1,429,793	2,671,306	3,210,232

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

10. INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Finished goods	871,185	708,162	2,160,285	1,633,492
Goods for resale	10,572	7,270	19,254	8,575
Work in process	71,611	85,700	138,295	316,875
Raw materials	212,342	112,490	583,536	214,630
Packaging materials	38,933	61,539	82,101	99,925
Secondary materials	76,097	71,341	189,262	153,898
Warehouse	72,040	71,972	105,538	112,001
Goods in transit	13,041	4,291	68,011	26,147
Imports in transit	16,609	13,357	61,429	83,640
Advances to suppliers	26,470	30,028	27,857	30,028
	1,408,900	1,166,150	3,435,568	2,679,211

The increase in the balance of finished goods is mainly related to the following factors: (i) R$186,000 due to the lower volume of sales compared to the production plan of in-natura products in the domestic market, that will be recovered in a subsequent period; (ii) R$121,000 related to the strategic increase of the level of the inventories to attend the recovery of the demand in the foreign market, expected to occur as from September 2012; (iii) R$81,000 related to the festive items; and (iv) R$56,000 due to the business combination with Quickfood.

The write-offs of products sold from inventories to cost of sales during the nine-month period ended September 30, 2012, totaled R$8,694,674  at the parent company and R$16,013,183  in the consolidated (on September 30, 2011, R$7,401,192 at the parent company and R$13,894,972 in the consolidated). Such amounts include the additions and reversals of inventory provisions presented in the table below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Write-offs	09.30.12
Provision for losses to the disposable value	(19,899)	(16,285)	25,915	-	(10,269)
Provision for deterioration	(3,404)	(6,689)	-	3,689	(6,404)
Provision for obsolescence	(629)	(1,253)	-	1,157	(725)
Provision for losses TCD	-	(3,289)	-	2,824	(465)
	(23,932)	(27,516)	25,915	7,670	(17,863)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
			Business			Exchange
	12.31.11	Additions	combination (1)	Reversals	Write-offs rate	variation	09.30.12
Provision for losses to the disposable value	(41,963)	(53,638)	-	69,517	-	1,002	(25,082)
Provision for deterioration	(12,841)	(16,398)	-	-	14,742	67	(14,430)
Provision for obsolescence	(3,223)	(3,251)	(1,539)	-	4,522	-	(3,491)
Provision for losses TCD	-	(3,289)	-	-	2,824	-	(465)
	(58,027)	(76,576)	(1,539)	69,517	22,088	1,069	(43,468)

(1) Business combination with Quickfood (note 6).

The additions presented in the provision for inventory losses are mainly related to the decrease in the foreign market sales price of griller and the domestic market of whole poultry in-natura which occurred during the first semester. The reversals recorded during the quarter are related to the decrease in the critical inventory of griller chicken and to the recovery of the foreign market sales price as from the second semester of 2012.

Additionally, during the nine-month period ended September 30, 2012, there were write-offs of inventories in the amount of R$22,257 at the parent company and R$33,063 in the consolidated (on September 30, 2011, R$19,622 at the parent company and R$38,209 in the consolidated), referring to deteriorated items, which have been charged to the statement of income.

Management expects inventories to be recovered in a period of less than 12 months.

On September 30, 2012, R$39,999 (R$67,079 as of December 31, 2011) of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

11.         BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated by the categories: poultry, pork and cattle. In addition, these categories were separated into consumable and for production.

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of breeding, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of our products derives from the manufacturing process and not from obtaining in-natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert, which presented an immaterial difference between the two methodologies. Therefore, Management maintained the biological assets at formation cost.

During the nine-month period ended September 30, 2012, Management did not identify any event that could impact the business model or the assumptions utilized in the analysis performed as of December 31, 2011, and considering this, did not update the independent appraisal report that supports the accounting practice adopted by the Company.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The quantities and accounting balances per category of biological assets are presented below:

	BR GAAP
	Parent company
	09.30.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	96,974	241,384	103,087	207,615
Immature pork	1,466	258,319	1,646	257,692
Immature cattle	188	230,841	75	89,176
Total current	98,628	730,544	104,808	554,483
Production biological assets
Immature poultry	3,810	46,549	3,756	46,987
Mature poultry	4,974	64,905	5,569	62,632
Immature pork	4	1,167	5	945
Mature pork	153	64,027	165	68,624
Total non-current	8,941	176,648	9,495	179,188
	107,569	907,192	114,303	733,671

	BR GAAP and IFRS
	Consolidated
	09.30.12		12.31.11
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	201,937	576,038	209,732	485,359
Immature pork	3,402	580,472	3,803	581,546
Immature cattle	188	230,841	75	89,176
Total current	205,527	1,387,351	213,610	1,156,081
Production biological assets
Immature poultry	7,764	104,066	7,643	97,458
Mature poultry	10,220	133,949	12,006	132,043
Immature pork	125	22,397	125	18,370
Mature pork	374	140,134	409	139,512
Total non-current	18,483	400,546	20,183	387,383
	224,010	1,787,897	233,793	1,543,464

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	207,615	257,692	89,176	554,483	109,619	69,569	179,188
Increase due to acquisition	75,526	343,966	290,017	709,509	24,754	35,986	60,740
Increase due to reproduction, consumption
of ration, medication and remuneration of
partnership	2,135,011	512,803	64,487	2,712,301	104,660	223	104,883
Depreciation	-	-	-	-	(108,588)	(17,316)	(125,904)
Transfer between current and non-current	17,486	15,049	-	32,535	(17,486)	(15,049)	(32,535)
Reduction due to slaughtering	(2,194,254)	(842,756)	(212,839)	(3,249,849)	-	-	-
Write-off TCD	-	(28,435)	-	(28,435)	(1,505)	(8,219)	(9,724)
Balance as of 09.30.12	241,384	258,319	230,841	730,544	111,454	65,194	176,648

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.11	485,359	581,546	89,176	1,156,081	229,501	157,882	387,383
Increase due to acquisition	216,427	772,576	290,017	1,279,020	42,688	47,971	90,659
Increase due to reproduction, consumption
of ration, medication and remuneration of
partnership	4,433,159	1,299,519	64,487	5,797,165	231,433	37,204	268,637
Depreciation	-	-	-	-	(223,164)	(29,341)	(252,505)
Transfer between current and non-current	38,188	42,967	-	81,155	(38,188)	(42,966)	(81,154)
Reduction due to slaughtering	(4,597,095)	(2,087,701)	(212,839)	(6,897,635)	-	-	-
Write-off TCD	-	(28,435)	-	(28,435)	(4,255)	(8,219)	(12,474)
Balance as of 09.30.12	576,038	580,472	230,841	1,387,351	238,015	162,531	400,546

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

12.         RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
State ICMS ("VAT")	322,940	254,809	938,934	754,329
PIS and COFINS ("Federal Taxes to Social Fund Programs")	760,245	608,880	880,756	755,270
Withholding income and social contribution tax	78,208	179,096	149,886	211,047
IPI ("Federal VAT")	1,056	1,552	58,071	57,241
Other	26,400	1,099	60,549	26,483
( - ) Allowance for losses	(23,338)	(23,340)	(169,159)	(151,829)
	1,165,511	1,022,096	1,919,037	1,652,541

Current	811,460	572,720	1,185,142	907,929
Non-current	354,051	449,376	733,895	744,612

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The rollforward of the allowance for losses is presented below:

		BR GAAP
		Parent company
		12.31.11	Reversals	09.30.12
Allowance for losses - State ICMS ("VAT")		(23,340)	2	(23,338)
		(23,340)	2	(23,338)

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	06.30.12
Allowance for losses - State ICMS ("VAT")	(126,792)	(17,517)	1,618	(142,691)
Allowance for losses - PIS and COFINS ("Federal Taxes to Social Fund Programs")	(12,865)	(3,994)	6,561	(10,298)
Allowance for losses - IPI ("Federal VAT")	(12,172)	(2,601)	33	(14,740)
Allowance for losses - Other	-	(3,495)	2,065	(1,430)
	(151,829)	(27,607)	10,277	(169,159)

The increase in the balance during the nine-month period ended September 30, 2012 is mainly due to the tax credits arising from exports occurred through the States of Paraná and Santa Catarina.

13.         NON-CURRENT ASSETS HELD FOR SALE

The rollforward of assets held for sale is set forth below:

	BR GAAP
	Parent company
		Transfers from	Transfers to
		property, plant and	property, plant and
	12.31.11	equipment	equipment	Disposals	Write-off TCD	09.30.12
Lands	2,738	2,004	-	(94)	-	4,648
Buildings and improvements	2,931	4,833	-	-	-	7,764
Machinery and equipment	289	938	(34)	(167)	(55)	971
Facilities	6	74	-	-	-	80
Furniture	-	9	-	-	-	9
Vehicles and aircraft	-	195	(70)	(69)	(15)	41
Others	16	-	-	-	-	16
	5,980	8,053	(104)	(330)	(70)	13,529

	BR GAAP and IFRS
	Consolidated
		Transfers from	Transfers to
		property, plant and	property, plant and
	12.31.11	equipment	equipment	Disposals	Write-off TCD	09.30.12
Lands	8,730	2,004	-	(94)	(18)	10,622
Buildings and improvements	8,162	4,833	-	-	-	12,995
Machinery and equipment	1,637	1,557	(34)	(167)	(55)	2,938
Facilities	6	74	-	-	-	80
Furniture	-	9	-	-	-	9
Vehicles and aircraft	-	195	(70)	(69)	(15)	41
Others	472	-	-	-	-	472
	19,007	8,672	(104)	(330)	(88)	27,157

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

14. INCOME TAX AND SOCIAL CONTRIBUTION

14.1.    Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Assets:
Tax loss carryforwards (corporate income tax)	541,064	380,462	900,734	765,055
Valuation allowance for tax losses	-	-	(166,980)	(166,762)
Negative calculation basis (social contribution tax)	214,391	153,124	346,791	297,062
Allowance for negative calculation basis losses	-	-	(48,527)	(48,443)
Temporary differences:
Provisions for tax, civil and labor risk	57,603	63,934	114,754	121,763
Suspended collection taxes	41,033	36,499	47,049	36,499
Provision for estimated losses with doubtful accounts	5,350	9,471	14,602	12,681
Provision for property, plant and equipment losses	639	8,307	3,317	11,709
Provision for tax credits realization	7,936	7,936	57,230	47,571
Provision for other obligations	23,542	24,804	42,015	50,923
Employees' profit sharing	6,264	56,014	6,264	72,432
Provision for inventories	6,073	8,137	9,939	12,224
Employees' benefits plan	41,247	38,323	97,047	90,457
Amortization on fair value of business combination	2,514	4,130	6,444	8,753
Business combination - Sadia	-	-	1,145,411	1,139,668
Unrealized losses on derivatives	76,429	62,644	76,429	62,644
Unrealized losses on inventories	-	-	3,958	4,230
Adjustments relating to the transition tax regime	124,386	63,891	135,763	76,102
Provision for losses	8,901	9,098	11,398	10,488
Other temporary differences	5,813	8,833	17,808	23,694
	1,163,185	935,607	2,821,446	2,628,750
Liabilities:
Estimated annual effective tax rate - CPC 21	46,655	-	37,357	-
Temporary differences:
Depreciation on rural activities	-	409	37,083	68,832
Adjustments relating to the transition tax regime	401,612	337,804	643,642	531,056
Business combination - Sadia, Avex and Dánica	-	-	1,223,038	1,181,582
Other temporary differences	1,072	2,393	1,310	10,427
	449,339	340,606	1,942,430	1,791,897

Certain subsidiaries of the Company in Brazil have tax loss carry forwards and negative basis of social contribution of R$34,885 and R$34,769, respectively, (R$31,650 and R$31,470 on December 31, 2011), for which the Company have not recorded a related deferred tax asset. If there was any expectation that such tax credits would be realized the amount to be recognized in the balance would be R$11,851 (R$10,745 as of December 31, 2011).

As disclosed to the market on February 9, 2012, the Company´s Board of Directors approved the merger of the wholly-owned subsidiary Sadia with BRF, which will be implemented on December 31, 2012. The main purpose of this merge is to maximize synergies and to rationalize activities, with consequent reductions in administrative (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

and operating costs and increasing in productivity.

The decision to merge Sadia into BRF resulted in the recognition of a loss in fiscal year 2011 of R$215,205 on the valuation allowance for tax loss carryforwards, which will not be recovered after the merger. The value of the loss reflects Management's best estimate at September 30, 2012, considering the available information. The final value of the impact of the merger of Sadia into BRF will be known on December 31, 2012.

As per the requirements of paragraph 28 of CVM Deliberation No. 673/11, during the year the Company started to disclose the income tax expense based on the best estimate of the annual weighted effective tax rate for the fiscal year ending December 31, 2012. As a consequence, the income tax expense for the nine-month period ended September 30, 2012 was adjusted by a credit in the amount of R$46,655 at the parent company and R$37,357 in the consolidated, as disclosed in note 14.3.

14.2.      Estimated time of realization

Management considers that deferred tax assets related to temporary differences will be realized as the lawsuits are resolved. The deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
Year	Value	Value
2012	-	264,849
2013	44,380	45,518
2014	66,763	67,993
2015	72,836	74,154
2016	87,637	89,060
2017-2019	374,822	379,818
2020-2021	109,017	110,626
	755,455	1,032,018

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

14.3.    Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Income before taxes	156,727	1,146,944	301,063	1,198,859
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
Tax expense at nominal rate	(53,287)	(389,961)	(102,361)	(407,612)

Adjustments of taxes and contributions on:
Equity interest in income of affiliates	144,984	379,929	5,097	1,563
Exchange rate variation on foreign investments	27,026	44,159	49,672	75,351
Difference of tax rates on earnings from foreign subsidiaries	-	-	(19,770)	267,431
Interest on shareholders' equity	34,000	60,297	34,000	99,397
Results from foreign subsidiaries	-	-	(238)	(3,928)
Profit sharing	(906)	(2,646)	(773)	(4,219)
Donations	(1,401)	(322)	(3,204)	(2,269)
Penalties	(6,549)	(480)	(4,610)	(2,860)
Estimated annual effective tax rate	(46,655)	-	(37,357)	-
Other adjustments	(3,481)	8,480	31,312	20,565
	93,731	99,456	(48,232)	43,419

Current income tax	(716)	-	(97,200)	(10,218)
Deferred income tax	94,447	99,456	48,968	53,637

The taxable income, current and deferred income tax from foreign subsidiaries is presented below:

	BR GAAP and IFRS
		Consolidated
	09.30.12	09.30.11
Taxable income from foreign subsidiaries	(48,053)	741,632
Current income taxes expense from foreign subsidiaries	(1,640)	(8,994)
Deferred income taxes benefit from foreign subsidiaries	9,408	5,030

The Company determined that the total profit accounted for by holdings of their foreign wholly-owned subsidiaries will not be redistributed. Such resources will be utilized for investments in the subsidiaries, and thus no deferred income taxes were (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

recognized. The total of undistributed earnings correspond to R$2,087,455 as of September 30, 2012 (R$2,057,655 as of December 31, 2011).

The Brazilian income taxes are subject to review for a 5-year period, during which the tax authorities might audit and assess the Company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to the tax legislation of each country.

15.  JUDICIAL DEPOSITS

The rollforward of the judicial deposits is presented below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Write-offs	09.30.12
Tax	29,286	65,038	(1)	-	94,323
Labor	67,540	31,032	(28,119)	(3,312)	67,141
Civil, commercial and other	13,756	6,771	(382)	(4,737)	15,408
	110,582	102,841	(28,502)	(8,049)	176,872

	BR GAAP and IFRS
	Consolidated
	12.31.11	Additions	Reversals	Write-offs	09.30.12
Tax (1)	92,993	100,793	(11,583)	(633)	181,570
Labor	115,880	48,204	(37,852)	(8,527)	117,705
Civil, commercial and other	19,388	18,325	(384)	(12,037)	25,292
	228,261	167,322	(49,819)	(21,197)	324,567

(1)     The additions are mainly represented by judicial deposits related to the incidence of the Provisional Contribution on Financial Transactions ("CPMF") of R$ 34,078 and the incidence of VAT in the state of Minas Gerais differently in respect of products sold as the state of origin R$29,840.

16.  RESTRICTED CASH

			Average	BR GAAP and IFRS
			interest rate		Consolidated
	WATM (1)	Currency	(% p.a.)	09.30.12	12.31.11
Guarantee deposit	-	US$	0.22%	8,824	-
National treasury certificates	7.53	R$	19.80%	80,759	70,020
				89,583	70,020

(1) Weighted average maturity term (in years).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The deposit above mentioned guarantees a financial debt of the subsidiary Quickfood with Rabobank.

The national treasury certificates classified as held to maturity are pledged as collateral for the loan obtained through the Special Program Asset Restructuring ("PESA"), see note 20 of these quarterly financial information.

17.  INVESTMENTS

17.1.    Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Investment in associates	6,452,122	5,922,132	26,820 (2)	19,505
Fair value of assets acquired and liabilities assumed	2,291,804	2,486,827	-	-
Goodwill based on expectation of future profitability	1,214,036	1,293,818	-	-
Non-allocated goodwill from business combination (1)	475,330	26,165	-	-
Advance for future capital increase	441,812	429,812	-	-
Other investments	834	834	1,949	894
	10,875,938	10,159,588	28,769	20,399

(1)     Business combination with Quickfood (note 6) and Heloísa.

(2)     The increase refers to investments in Rising Star (17.4).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

17.2. Summarized financial information of direct subsidiaries and affiliates

								Heloísa Ind.
		VIP S.A.						Com.
		Empr. e	Avipal	Avipal				Produtos	Establec.	Crossban
		Particip.	Construtora	Centro	PSA Labor.	Perdigão	PDF Partici-	Lácteos	Levino	Holdings	Quickfood
	Sadia S.A.	Imob.	S.A.	Oeste S.A.	Veter. Ltda.	Trading S.A.	pações Ltda.	Ltda.	Zaccardi	GmbH	S.A.
	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12	09.30.12
Current Assets	4,966,700	47,437	121	84	99	108	1	16,752	7,257	109,812	140,195
Non-current Assets	7,028,930	99,678	-	-	7,439	1,573	-	77,170	2,313	1,144,842	78,560
Current Liabilities	(4,201,591)	(550)	(5)	-	-	(412)	-	(12,047)	(2,108)	(1,069)	(132,012)
Non-current Liabilities	(2,409,753)	(4,071)	-	-	-	-	-	(1,630)	(6,094)	(7,256)	(13,055)
Shareholders Equity	(5,384,286)	(142,494)	(116)	(84)	(7,538)	(1,269)	(1)	(80,245)	(1,368)	(1,246,329)	(73,688)

Net Revenues	10,795,529	-	-	-	-	-	-	46,661	5,575	442	200,688
Net income (loss)	534,606	9,301	62	(181)	(3,895)	(719)	-	(4,267)	622	(139,859)	5,075

	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11	12.31.11
Current Assets	4,977,392	46,982	131	265	99	100	1	37,430	6,633	90,700	-
Non-current Assets	5,903,429	87,620	-	-	11,334	2,301	-	52,708	2,916	1,237,696	-
Current Liabilities	(3,818,241)	(391)	(5)	-	-	(412)	-	(8,011)	(6,859)	(2,721)	-
Non-current Liabilities	(2,088,931)	(1,029)	(72)	-	-	-	-	(2,321)	(173)	(4,387)	-
Shareholders Equity	(4,973,649)	(133,182)	(54)	(265)	(11,433)	(1,989)	(1)	(79,806)	(2,517)	(1,321,288)	-

Net Revenues	13,407,814	-	-	-	-	-	-	3,138	10,275	583	-
Net income (loss)	716,080	85,172	3	2	584	115	-	(1,029)	1,331	324,602	-

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

17.3. Rollforward of direct investments – Parent Company

									Heloísa Ind.
		VIP S.A. Empr.			Avipal				Com.	Establec.	Crossban
		e Particip.	Avipal Centro	PSA Labor.	Construtora	Perdigão	UP! Alimen-	PDFPartici	Produtos	Levino	Holdings	Quickfood		Total
	Sadia S.A.	Imob	Oeste S.A.	Veter. Ltda	S.A.	S.A. Trading	tos Ltda	pações Ltda	Lácteos Ltda.	Zaccardi	GmbH	S.A.	09.30.12	12.31.11
a) Capital share as of September 30, 2012
% of share	100.00%	65.49%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	100.00%	90.00%	100.00%	90.05%
Total number of shares and membership interests	1,673,567,393	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	46,000,000	100	1	36,469,606
Number of shares and membership interest held	1,673,567,393	9,331,971	6,963,854	4,808,188	445,362	100,000	500	10	46,000,000	90	1	32,841,224
b) Subsidiaries' information as of September 30, 2012
Capital stock	5,351,529	40,061	5,972	5,564	445	100	1	1	110,000	41	4,858	16,291
Shareholders' equity	5,384,286	142,494	84	7,538	116	1,269	30,127	1	80,245	1,368	1,246,329	73,688
Fair value adjustments	2,291,804	-	-	-	-	-	-	-	-	-	-	-
Goodwill based on expectation of future profitability	1,214,036	-	-	-	-	-	-	-	-	-	-	-
Preliminary goodwill from business combination	-	-	-	-	-	-	-	-	33,461	-	-	441,869
Income (loss) for the period	534,606	9,301	(181)	(3,895)	62	(719)	30,126	-	(4,267)	622	(139,859)	5,075
c) Balance of investments as of September 30, 2012
Balance of the investment in the beginning of the year	8,634,918	87,221	265	10,072	54	1,988	8,988	-	105,973	973	1,308,304	-	10,158,756	8,673,372
Equity pick up	534,606	6,091	(181)	(3,428)	62	(719)	15,064	-	(4,267)	560	(139,859)	4,570	412,499	1,198,522
Unrealized profit in inventory	-	-	-	-	-	-	-	-	-	25	-	-	25	(368)
Goodwill in the acquisition of non-controlling entities	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,224)
Exchange rate variation on goodwillin the acquisiton of non-controlling entities	-	-	-	-	-	-	-	-	-	-	(866)	-	(866)	292
Goodwill	-	-	-	-	-	-	-	-	-	-	-	441,869	441,869	26,167
Exchange rate variation on foreign investments	-	-	-	-	-	-	-	-	-	(547)	80,084	(48)	79,489	97,945
Other comprehensive income	(26,548)	7	-	-	-	-	-	-	-	94	(2,200)	(2,035)	(30,682)	(62,995)
Advance for future capital increase	-	-	-	-	-	-	-	-	12,000	-	-	-	12,000	329,812
Dividends and interests on shareholders' equity	-	-	-	-	-	-	(8,988)	-	-	-	-	-	(8,988)	(120,602)
Write-off TCD	(252,850)	-	-	-	-	-	-	-	-	-	-	-	(252,850)	-
Business combination	-	-	-	-	-	-	-	-	-	-	-	63,852	63,852	28,835
Total	8,890,126	93,319	84	6,644	116	1,269	15,064	-	113,706	1,105	1,245,463	508,208	10,875,104	10,158,756

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The gains resulting from exchange rate variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, totaling R$146,095 on September 30, 2012 (R$221,591 as of September 30, 2011), are recognized as financial income or expenses in the statement of income of the period.

The exchange rate variation resulting from investments whose functional currency is not Brazilian Reais was recorded as equity pickup adjustment, in the subgroup of other comprehensive income.

On September 30, 2012, the subsidiaries do not have any significant restriction to transfer dividends or repay their loans or advances to the parent company.

17.4.    Summary of financial information of joint ventures and affiliates

	Affiliate		Joint Venture
	UP!		K&S		Rising Star
	09.30.12	12.31.11	09.30.12	12.31.11	09.30.12
Current assets	24,552	12,941	8,630	7,712	42,349
Non-current assets	23	21	8,322	8,388	1,447
Current liabilities	(9,511)	(3,974)	(6,203)	(5,204)	(42,306)
Non-current liabilities	-	-	(450)	(379)	(33)
	15,064	8,988	10,299	10,517	1,457

	UP!		K&S		Rising Star
	09.30.12	06.30.11	09.30.12	06.30.11	09.30.12
Net revenues	54,816	36,817	26,481	24,505	179,928
Operational expenses	(14,365)	(11,257)	(8,023)	(8,662)	(796)
Net income (loss)	15,064	5,426	(219)	(1,071)	161

% Participation		50%		49%	50%

In April 2012, occurred the initial paid-in capital of Rising Star in the amount of R$1,300. There were no additional commitments by the companies for capital increases in joint ventures  and affiliates.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

18. PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment rollforward is set forth below:

	BR GAAP
	Parent company
	Weighted
	average
	depreciation							Transfers to	Transfers from
	rate (% p.a.)	12.31.11	Additions	Disposals	Write-off TCD	Reversals	Transfers	held for sale	held for sale	09.30.12
Cost
Land	-	151,896	853	(1,186)	(7,364)	-	5,021	(2,004)	-	147,216
Buildings and improvements	-	1,820,908	217	(29,487)	(137,410)	-	115,366	(20,364)	-	1,749,230
Machinery and equipment	-	2,507,100	14,268	(73,632)	(103,562)	-	204,612	(8,922)	34	2,539,898
Facilities	-	320,757	-	(2,450)	-	-	37,840	(561)	-	355,586
Furniture	-	51,629	907	(2,341)	(3,697)	-	5,411	(241)	-	51,668
Vehicles and aircrafts	-	48,247	248	(4,389)	(842)	-	40,443	(780)	70	82,997
Others	-	114,199	-	(2,363)	(1,099)	-	13,196	-	-	123,933
Construction in progress	-	231,222	556,490	-	(9,759)	-	(395,279)	-	-	382,674
Advances to suppliers	-	10,670	82,424	-	-	-	(67,989)	-	-	25,105
		5,256,628	655,407	(115,848)	(263,733)	-	(41,379)	(32,872)	104	5,458,307
Depreciation
Buildings and improvements	3.44	(518,985)	(39,700)	9,749	44,729	-	(815)	15,531	-	(489,491)
Machinery and equipment	6.02	(996,119)	(103,219)	42,170	53,947	-	1,600	7,974	-	(993,647)
Facilities	3.57	(92,596)	(10,922)	1,174	-	-	210	487	-	(101,647)
Furniture	6.25	(20,687)	(1,924)	1,215	1,439	-	903	232	-	(18,822)
Vehicles and aircrafts	14.29	(11,839)	(6,620)	2,431	535	-	94	595	-	(14,804)
Others	1.37	(29,242)	(13,984)	1,140	40	-	-	-	-	(42,046)
		(1,669,468)	(176,369)	57,879	100,690	-	1,992	24,819	-	(1,660,457)
Provision for losses (2)		(24,433)	(2,100)	2,100	-	22,553	-	-	-	(1,880)
		3,562,727	476,938	(55,869)	(163,043)	22,553	(39,387) (1)	(8,053)	104	3,795,970

(1)     Net transfer to intangible assets (note 18).

(2)     Refers mainly to the provision for losses on assets due to a fire in Nova Mutum plant occurred in March 2011. The effective loss was lower than the amount previously estimated.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Weighted
	average
	depreciation			Business								Transfers to	Transfers from	Exchange rate
	rate (% p.a.)	12.31.11	Additions	combination	Disposals		Write-off TCD		Reversals	Transfers		held for sale	held for sale	variation	09.30.12
Cost
Land	-	634,667	853	20,954	(1,247)		(17,901)		-	6,908		(2,004)	-	1,214	643,444
Buildings and improvements	-	4,980,559	11,901	41,351	(38,564)		(416,831)		-	223,251		(27,153)	-	(24,096)	4,750,418
Machinery and equipment	-	5,603,340	37,443	62,044	(107,032)		(374,270)		-	504,948		(6,714)	34	26,952	5,746,745
Facilities	-	1,315,047	314	6,626	(3,556)		(15,649)		-	114,657		(553)	-	8,130	1,425,016
Furniture	-	87,472	2,602	956	(2,968)		(7,223)		-	10,401		(241)	-	1,288	92,287
Vehicles and aircrafts	-	78,328	937	212	(4,871)		(1,200)		-	68,675		(782)	70	1,486	142,855
Others	-	191,337	323	9,381	(2,850)		(3,957)		-	25,152		-	-	1,402	220,788
Construction in progress	-	620,209	1,091,342	1,129	(370)		(25,774)		-	(826,352)		-	-	(1,338)	858,846
Advances to suppliers	-	32,878	205,061	266	-		-		-	(173,351)		-	-	(31)	64,823
		13,543,837	1,350,776	142,919	(161,458)		(862,805)		-	(45,711)		(37,447)	104	15,007	13,945,222
Depreciation
Buildings and improvements	3.22	(1,168,298)	(102,913)	-	12,336		103,767		-	754		15,531	-	5,533	(1,133,290)
Machinery and equipment	5.88	(2,077,472)	(189,009)	-	59,803		142,074		-	(580)		11,919	-	(6,982)	(2,060,247)
Facilities	3.57	(376,121)	(34,015)	-	2,058		115		-	1,124		496	-	(661)	(407,004)
Furniture	6.25	(40,713)	(6,827)	-	1,842		3,495		-	556		232	-	(1,010)	(42,425)
Vehicles and aircrafts	14.29	(16,856)	(12,103)	-	2,665		879		-	138		597	-	(927)	(25,607)
Others	1.55	(31,568)	(19,154)	-	1,533		82		-	-		-	-	(1,137)	(50,244)
		(3,711,028)	(364,021)	-	80,237		250,412		-	1,992		28,775	-	(5,184)	(3,718,817)
Provision for losses (2)		(34,439)	(2,960)	-	2,100		-		23,191	-		-	-	-	(12,108)
		9,798,370	983,795	142,919	(79,121)	(4)	(612,393)	(3)	23,191	(43,719)	(1)	(8,672)	104	9,823	10,214,297

(1)     Net transfer to intangible assets (note 19).

(2)     Refers mainly to the provision for losses due to a fire in Nova Mutum plant occurred in March 2011. The effective loss was lower than the amount previously estimated.

(3)     Refers to the write-off due to the execution of TCD. Such amount does not include property, plant and equipment items from Excelsior in the amount of R$ 5,374 which were transferred to Marfrig on July 2, 2012.

(4)     corresponds mainly to the write-off of assets of Carambeí plant in the amount of R$39,743..

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The consolidated rollforward of property, plant and equipment for the nine-month period ended September 30, 2012 is substantially represented by additions in construction in progress in the amount of R$1,091,342 and advances to suppliers of R$205,061 which comprise mainly:

BR GAAP and IFRS
Consolidated
Description	09.30.12
Expansion of productive capacity of industrial units (1)	623,120
Improvements in productive plants and poultry farm in Rio Verde (GO)	70,304
Car fleet renewal	64,578
Improvement of plants - TCD (2)	63,453
Transformation of turkey´s line into chicken's line in Carambeí (PR)	52,908
Construction of a new sausage factory in Lucas do Rio Verde (MT)	46,771
Construction of a new distribution center in Duque de Caxias (RJ)	31,886
Construction of a new technology center in Jundiaí (SP)	29,060
Expansion of the new line of pizza in Ponta Grossa (PR)	17,709
Improvement in “escondidinho” line and cooked pasta in Ponta Grossa (PR)	11,949
Construction of 500 houses for employees in Lucas do Rio Verde (MT)	7,642
Construction of 280 houses for employees in Mineiros (GO)	7,078
Automate palletizing products in Rio Verde (GO)	5,897
Standardize and innovate portfolio of UHT packaging of the plants of Teutônia, Concórdia, Bom Conselho and Itumbiara	5,849
Construction of warehouse for breeding in Uberlândia (MG)	4,381

(1)     Expansion of productive capacity of the plants of Mineiros, Rio Verde, Nova Mutum, Serafina Corrêa, Dourados, Itumbiara, Jataí and Marau.

(2)     Improvements in the plants of Carambeí, Salto Veloso, Várzea Grande e Duque de Caxias.

The disposals are mainly related to the write-off of assets due to the execution of TCD in the amount of R$604,415, obsolete items in the total amount of R$15,540 and assets that were damaged in a fire amounting to R$1,749, recorded within other operating results.

The Company has fully depreciated items still in operation, which are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Cost
Buildings and improvements	14,870	16,322	114,280	116,700
Machinery and equipment	226,574	294,400	528,265	613,800
Facilities	7,928	8,430	73,905	83,107
Furniture	4,300	5,455	15,476	16,656
Vehicles and aircrafts	2,197	1,171	3,728	3,173
Others	7,764	1,283	16,653	1,283
	263,633	327,061	752,307	834,719

The amount of capitalized interests during the nine-month period ended September (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

30, 2012 was R$39,326 (R$11,982 as of September 30, 2011). The weighted interest rate utilized to determine the amount of capitalized interests was 7.85% p.a.

On September 30, 2012, the Company had no commitments assumed related to acquisition and/or construction of property, plant and equipment items except those disclosed in note 22, item 22.2.

The property, plant and equipment items that are held as collateral for transactions of different natures are set forth below:

	BR GAAP
	Parent company
		09.30.12	12.31.11
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	35,796	61,090
Buildings and improvements	Financial/Labor/Tax/Civil	513,518	946,898
Machinery and equipment	Financial/Labor/Tax	675,793	1,165,489
Facilities	Financial/Labor/Tax	143,759	264,105
Furniture	Financial/Labor/Tax/Civil	11,252	15,087
Vehicles and aircrafts	Financial/Tax	1,141	1,512
Others	Financial/Labor/Tax/Civil	186,030	260,034
		1,567,289	2,714,215

	BR GAAP and IFRS
	Consolidated
		09.30.12	12.31.11
		Book value of	Book value of
	Type of collateral	the collateral	the collateral
Land	Financial/Labor/Tax/Civil	356,236	160,432
Buildings and improvements	Financial/Labor/Tax/Civil	1,753,891	1,966,168
Machinery and equipment	Financial/Labor/Tax	2,098,095	2,304,484
Facilities	Financial/Labor/Tax	602,131	687,453
Furniture	Financial/Labor/Tax/Civil	18,343	299,269
Vehicles and aircrafts	Financial/Tax	1,513	19,403
Others	Financial/Labor/Tax/Civil	611,055	307,456
		5,441,264	5,744,665

The Company is not allowed to assign these assets as collateral for other transactions or to sell them.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

19. INTANGIBLE ASSETS

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Weighted
	average
	amortization		Accumulated
	rate (% p.a.)	Cost	amortization	09.30.12	12.31.11
Goodwill	-	1,520,488	-	1,520,488	1,520,488
Outgrowers fidelization	12.50	7,253	(1,040)	6,213	3,556
Patents	20.00	2,422	(264)	2,158	2,836
Software	20.00	161,844	(37,572)	124,272	105,023
		1,692,007	(38,876)	1,653,131	1,631,903

	BR GAAP and IFRS
	Consolidated
	Weighted
	average
	amortization		Accumulated
	rate (% p.a.)	Cost	amortization	09.30.12	12.31.11
Non-compete agreement	2.44	364	-	364	-
Goodwill	-	3,276,724	-	3,276,724	2,973,815
Exclusivity agreement	100.00	608	-	608	-
Outgrowers fidelization	12.50	7,253	(1,040)	6,213	3,556
Trademarks	-	1,192,736	-	1,192,736	1,256,000
Patents	16.92	5,223	(1,088)	4,135	4,894
Customer relationship	7.71	15,907	-	15,907	-
Supplier relationship	42.00	142,614	(130,873)	11,741	9,598
Software	20.00	329,993	(176,776)	153,217	138,236
Software in progress	-	2,577	-	2,577	-
		4,973,999	(309,777)	4,664,222	4,386,099

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The rollforward of intangible assets is presented below:

	BR GAAP
	Parent company

	12.31.11	Additions	Disposals	Transfers	09.30.12
Cost:
Goodwill:	1,520,488	-	-	-	1,520,488
Ava	49,368	-	-	-	49,368
Batavia	133,163	-	-	-	133,163
Cotochés	39,590	-	-	-	39,590
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Incubatório Paraíso	656	-	-	-	656
Paraiso Agroindustrial	16,751	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636
Outgrowers fidelization	3,922	3,331	-	-	7,253
Patents	3,057	-	(635)	-	2,422
Software	126,118	-	(5,653)	41,379	161,844
	1,653,585	3,331	(6,288)	41,379	1,692,007
Amortization:
Outgrowers fidelization	(366)	(674)	-	-	(1,040)
Patents	(221)	(120)	77	-	(264)
Software	(21,095)	(17,760)	3,275	(1,992)	(37,572)
	(21,682)	(18,554)	3,352	(1,992)	(38,876)
	1,631,903	(15,223)	(2,936)	39,387	1,653,131

	BR GAAP and IFRS
	Consolidated
					Business		Exchange
	12.31.11	Additions	Disposals	Write-off TCD	combination (1)	Transfers	rate variation	09.30.12
Cost:
Goodwill:	2,973,815	-	-	(83,832)	385,341	-	1,400	3,276,724
Ava	49,368	-	-	-	-	-	-	49,368
Avex	63,094	-	-	-	(23,376)	-	(203)	39,515
Batavia	133,163	-	-	-	-	-	-	133,163
Cotochés	39,590	-	-	-	-	-	-	39,590
Dánica	50,226	-	-	-	(40,449)	-	447	10,224
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324
Heloísa	26,165	-	-	-	7,296	-	-	33,461
Incubatório Paraiso	656	-	-	-	-	-	-	656
Paraiso Agroindustrial	16,751	-	-	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636
Plusfood	15,974	-	-	-	-	-	1,156	17,130
Quickfood	-	-	-	-	441,870	-	-	441,870
Sadia	1,293,818	-	-	(79,782)	-	-	-	1,214,036
Sino dos Alpes	4,050	-	-	(4,050)	-	-	-	-
Non-compete agreement	-	-	-	-	364	-	-	364
Exclusivity agreement	-	-	-	-	608	-	-	608
Outgrowers fidelization	3,922	3,331	-	-	-	-	-	7,253
Trademarks	1,256,000	-	-	(83,000)	19,736	-	-	1,192,736
Patents	5,687	118	(635)	-	-	-	53	5,223
Customer relationship	-	-	-	-	15,907	-	-	15,907
Supplier relationship	135,000	-	-	-	7,614	-	-	142,614
Software	289,311	154	(5,510)	-	-	45,773	265	329,993
Software in progress	-	2,636	-	-	-	(62)	3	2,577
	4,663,735	6,239	(6,145)	(166,832)	429,570	45,711	1,721	4,973,999
Amortization:
Outgrowers fidelization	(366)	(674)	-	-	-	-	-	(1,040)
Patents	(793)	(365)	77	-	-	-	(7)	(1,088)
Supplier relationship	(125,402)	(5,471)	-	-	-	-	-	(130,873)
Software	(151,075)	(26,883)	3,275	-	-	(1,992)	(101)	(176,776)
	(277,636)	(33,393)	3,352	-	-	(1,992)	(108)	(309,777)
	4,386,099	(27,154)	(2,793)	(166,832)	429,570	43,719	1,613	4,664,222

(1) Note 6.1.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company performed the impairment tests of assets based on the fair value, that was determined based on a discounted cash flow model, in accordance with the allocation level of goodwill and intangible assets to the groups of cash generating units during the last quarter of 2011. During the nine-month period ended September 30, 2012, Management did not identify any event that could indicate an impairment of such assets and therefore, the test was not performed in the current quarter.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

20. LOANS AND FINANCING

	BR GAAP
	Parent company
		Weighted average			Non-	Balance	Balance
	Charges (% p.a.)	interest rate (% p.a.)	WAMT (1)	Current	current	09.30.12	12.31.11
Local currency
BNDES, FINEM, development bank credit lines	FIXED RATE / TJLP + 3.73%	7.65%
and other secured debts	(TJLP+ 4.52% on 12.31.11)	(7.81% on 12.31.11)	2.6	235,850	385,055	620,905	669,820
	TJLP + 3.75%	9.25%
Export credit facility	(TJLP+ 4.10% on 12.31.11)	(10.10% on 12.31.11)	1.4	1,270	332,920	334,190	634,907
	6.26%	6.26%
Working capital	(6.74% on 12.31.11)	(6.74% on 12.31.11)	0.6	444,673	1,494	446,167	457,105
	FIXED RATE / IGPM + 1.75%	2.11%
Fiscal incentives	(IGPM + 1.24% on 12.31.11)	(1.74% on 12.31.11)	12.8	12	22,424	22,436	12,459
				681,805	741,893	1,423,698	1,774,291
Foreign currency
	UMBNDES + 2.59%	6.15%
BNDES, FINEM, development bank credit lines	(UMBNDES + 2.32% on 12.31.11)	(5.91% on 12.31.11)
and other secured debts	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.3	21,718	16,755	38,473	50,594

	LIBOR / FIXED RATE / CDI + 2.25%	3.47%
	(LIBOR / CDI + 2.73% on 12.31.11)	(3.20% on 12.31.11)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	4.1	220,179	812,240	1,032,419	1,218,236

Advances for foreign exchange rate contracts	1.83%	1.83%	0.1	90,245	-	90,245	-
Bonds	5.88%	5.88%	9.7	30,092	1,516,064	1,546,156	-
				362,234	2,345,059	2,707,293	1,268,830
				1,044,039	3,086,952	4,130,991	3,043,121

(1) Weighted average maturity term (in years).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
		Weighted average			Non-	Balance	Balance
	Charges (% p.a.)	interest rate (% p.a.)	WAMT (1)	Current	current	09.30.12	12.31.11
Local currency
BNDES, FINEM, development bank credit lines	FIXED RATE / TJLP+ 5.18%	8.15%
and other secured debts	(TJLP + 4.65% on 12.31.11)	(8.42% on 12.31.11)	2.6	454,299	767,883	1,222,182	1,441,355
	105% CDI + TJLP + 3.80%	8.59%
Export credit facility	(TJLP + 4.23% on 12.31.11)	(10.23% on 12.31.11)	2.3	20,253	632,920	653,173	737,115
	6.00%	6.00%
Working capital	(6.82% on 12.31.11)	(6.82% on 12.31.11)	0.7	901,575	1,494	903,069	954,947
	FIXED RATE / IGPM + 1.75%	2.11%
Fiscal incentives	(IGPM + 1.20% on 12.31.11)	(1.08% on 12.31.11)	12.8	12	22,424	22,436	14,900
	IGPM + 4.85%	12.65%
PESA	(IGPM + 4.93% on 12.31.11)	(9.92% on 12.31.11)	7.5	2,126	189,231	191,357	181,389
				1,378,265	1,613,952	2,992,217	3,329,706
Foreign currency
	UMBNDES + 2.18%	6.06%
BNDES, FINEM, development bank credit lines	(UMBNDES + 2.35% on 12.31.11)	(5.93% on 12.31.11)
and other secured debts	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.5	60,143	65,696	125,839	160,038

	LIBOR / FIXED RATE / CDI + 2.06%	3.00%
	(LIBOR / CDI + 2.26% on 12.31.11)	(2.81% on 12.31.11)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	2.9	881,994	1,259,911	2,141,905	2,506,056
	1.85%	1.85%
Advances for foreign exchange rate contracts	(1.18% on 12.31.11)	(1.18% on 12.31.11)	0.1	182,619	-	182,619	150,143
	19.27%	19.27%
Working capital	(8.25% on 12.31.11) + e.r. ARS	(8.25% on 12.31.11) + e.r. ARS	0.1	88,880	443	89,323	3,899
	7.20%	7.20%
Bonds	(7.25% on 12.31.11)	(7.25% on 12.31.11)	7.5	61,668	3,528,015	3,589,683	1,903,688
				1,275,304	4,854,065	6,129,369	4,723,824
				2,653,569	6,468,017	9,121,586	8,053,530

(1) Weighted average maturity term (in years).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

20.1. Working capital

Rural credit: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian Federal government program that offers an incentive to investments in rural activities.

Industrial credit notes: The Company issued industrial credit notes, receiving credits from official funds, such as Fund for Worker Support (“FAT”), Constitutional Fund for Financing the Midwest (“FCO”) and Constitutional Fund for Financing the Northeast (“FNE”). The notes are paid on a monthly basis and have maturity dates between 2012 and 2023. These notes are secured by a pledge of machinery and equipment and real estate mortgages.

Working capital in foreign currency: Refers to credit lines taken from financial institutions and utilized primarily for short term working capital and import operations of subsidiaries located in Argentina. The loans are denominated in Argentine Pesos and US Dollars, maturing between 2012 and 2013.

20.2.    BNDES, FINEM, development bank credit lines and other secured debts

The Company and its subsidiaries have several outstanding obligations with National Bank for Economic and Social Development (“BNDES”). The loans were entered into for the acquisition of equipment and expansion of productive facilities.

FINEM: The Company has credit lines of Financing for Enterprises ("FINEM") which are subject to the variations of UMBNDES currency basket, which is composed of the currencies in which BNDES obtains its resources. The interest impact reflects the daily fluctuation of the currencies in the basket. The values of principal and interest are paid in monthly installments, with maturities between 2012 and 2019 and are secured by pledge of equipment, facilities and mortgage on properties owned by the Company.

PESA: The wholly-owned subsidiary Sadia entered into a loan obtained through the PESA subject to the variations of the IGPM plus interest of 4.85% p.a., secured by endorsements and pledges of government securities, presented in note 16.

20.3.    Fiscal incentives

State Tax Incentive Financing Programs: Under the terms of these programs, the Company was granted with credits proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a spread.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

20.4. Export credit facilities

Export prepayments: Generally are denominated in U.S. Dollars, maturing between 2012 and 2019. The export prepayment credit facilities are indexed by the LIBOR of three to twelve months plus a spread. Under the terms of each one of these credit facilities, the Company enters into loans guaranteed by accounts receivable related to the export of its products.

Commercial credit lines:  Denominated in U.S. Dollars and maturities ranging from one to seven years. These commercial credit lines are indexed by the LIBOR plus a spread with quarterly, semi-annual or annual payments and are utilized to purchase imported raw materials and other working capital needs.

BNDES credit facilities – EXIM: These funds are used to finance exports and are subject to the variations of TJLP, maturing in 2014.

Advances for foreign exchange rate contracts: The advances for foreign exchange rate contracts (“ACCs”) are liabilities with commercial banks, where the principal is settled through exports of products as they are shipped. Interests are paid in the settlement of the foreign exchange rate contracts and such contracts are guaranteed by the actual exported goods. When the export documents are presented to the financing banks, these obligations start to be called advances for delivered foreign exchange rate contracts (“ACEs”) and are settled upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity within 360 days from the date of shipment of the exports, or short-term financing under the terms of the ACEs with maturity within 180 days from the date of the shipment of the exports. These loans are denominated in US Dollars.

Export credit notes: The Company entered into export credit notes contracts indexed to the CDI and LIBOR, to be utilized as working capital and maturing in 2015 and 2016.

20.5.    Bonds

BFF Notes: On January 28, 2010, BFF International Limited issued senior notes in the total amount of US$750,000, whose notes are guaranteed by BRF and Sadia, with a nominal interest rate of 7.25% p.a. and effective rate of 7.31% p.a. maturing on January 28, 2020.

Sadia Bonds: In the total amount of US$250,000, such bonds are guaranteed by BRF and Sadia, with an interest rate of 6.88% p.a. and maturing on May 24, 2017.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BRF Notes: On June 06, 2012, BRF issued senior notes in the total notional amount of US$ 500,000, with nominal interest rate of 5.88% p.a. and effective rate of 6.00% p.a. maturing on June 6, 2022. On June 26, 2012 the Company reopened an additional amount of $ 250,000, with nominal interest rate of 5.88% p.a. and effective rate of 5.50% p.a. The wholly-owned subsidiary Sadia is the guarantor of the notes.

20.6.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balances is as follows:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	09.30.12	09.30.12
2012	320,691	1,104,785
2013	758,235	1,652,172
2014	441,745	673,458
2015	176,333	550,049
2016 onwards	2,433,987	5,141,122
	4,130,991	9,121,586

20.7.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Total of loans and financing	4,130,991	3,043,121	9,121,586	8,053,530
Mortgage guarantees	615,582	724,589	1,266,588	1,584,501
Related to FINEM-BNDES	377,947	490,835	813,015	1,134,809
Related to FNE-BNB	117,242	108,192	333,180	324,130
Related to tax incentives and other	120,393	125,562	120,393	125,562
Statutory lien on assets acquired with financing	54,070	36,046	55,967	38,454
Related to FINEM-BNDES	4,390	7,168	6,287	9,489
Related to FINAME-BNDES	-	-	-	87
Related to leasing	49,680	28,866	49,680	28,866
Related to tax incentives and other	-	12	-	12

The wholly-owned subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the properties of the outgrowers which take part in the Sadia’s integration system, targeting the reduction of the emission of Greenhouse gases. The value of these guarantees on September 30, 2012, totaled R$74,876 (R$79,893 as of December 31, 2011).

The wholly-owned subsidiary Sadia is the guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans are utilized to improve farm conditions and will be (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers through this program. The total of guarantee as of September 30, 2012, amounted to R$479,081 (R$509,550 as of December 31, 2011).

On September 30, 2012, the Company contracted bank guarantees in the amount of R$984,253 (R$646,462 as of December 31, 2011). The variation occurred during the period is related to bank guarantees offered mainly in litigation involving the Company´s use of tax credits, as well as bank guarantees contracted to replace the ones that were written-off due to the execution of TCD. These guarantees have an average cost of 1.01% p.a. (1.10% p.a. as of December 31, 2011).

20.8.    Commitments

In the normal course of the business, the Company enters into agreements with third parties such as purchase of raw materials, mainly corn, soymeal and hog, where the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of this quarterly financial information and are set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	09.30.12	09.30.12
2012	269,708	1,079,961
2013	233,539	384,260
2014	218,125	342,521
2015	216,689	338,121
2016 onwards	691,437	1,369,288
	1,629,498	3,514,151

The Company entered into agreements denominated “built to suit” where office facilities will be build by third parties. The agreements terms will be 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or acceleration of rents, according to the terms of each contract.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The estimated schedule of future payments related to these agreements is set forth below:

BR GAAP and IFRS
Parent company and
Consolidated
09.30.12
2012	3,881
2013	20,313
2014	20,313
2015	20,313
2016 onwards	138,307
203,127

21.  TRADE ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Domestic Suppliers
Third parties	1,420,173	1,184,004	2,808,321	2,335,113
Related parties	47,838	30,932	8,972	5,930
	1,468,011	1,214,936	2,817,293	2,341,043
Foreign Suppliers
Third parties	62,268	53,592	449,971	340,300
Related parties	2,435	2,168	-	-
	64,703	55,760	449,971	340,300
	1,532,714	1,270,696	3,267,264	2,681,343

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 43 days.

The information on accounts payable to related parties is presented in note 30 and in the consolidated financial information refer to transactions with the affiliated UP!.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

22. OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.11	12.31.11	09.30.11	12.31.11
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	12,045	21,045	12,045	21,045
Currency option contracts	-	267	-	267
Fixed exchange rate contracts	1,547	-	1,547	-
Exchange rate contracts (Swap)	2,044	1,048	2,044	1,048
	15,636	22,360	15,636	22,360
Liabilities
Non-deliverable forward (NDF)	(128,796)	(107,828)	(128,796)	(107,828)
Currency option contracts	-	(1,575)	-	(1,575)
Fixed exchange rate contracts	(120)	-	(120)	-
Exchange rate contracts (Swap)	(129,123)	(69,835)	(184,522)	(112,590)
	(258,039)	(179,238)	(313,438)	(221,993)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	-	-	-	515
Live cattle forward contracts	149	29	149	29
Live cattle option contracts	671	551	671	551
Live cattle future contracts	62	4	62	4
	882	584	882	1,099
Liabilities
Non-deliverable forward (NDF)	(855)	-	(934)	(47)
Live cattle option contracts	(45)	(203)	(45)	(203)
Exchange rate contracts (Swap)	(5,837)	(48,158)	(5,837)	(48,158)
Dollar future contracts	(961)	(292)	(961)	(292)
	(7,698)	(48,653)	(7,777)	(48,700)
Current assets	16,518	22,944	16,518	23,459
Current liabilities	(265,737)	(227,891)	(321,215)	(270,693)

The collateral given in the transactions presented above are disclosed in note 8.

23.  LEASES

The Company is lessee in several contracts, which can be classified as operating or financial lease.

23.1.   Operating lease

The minimum future payments of non-cancellable operating lease, for each of the (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

following years, are presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	09.30.12	09.30.12
2012	20,275	26,845
2013	64,061	78,292
2014	50,017	63,263
2015	33,550	45,123
2016 onwards	89,921	157,124
	257,824	370,647

On September 30, 2012, the payments of operating lease agreements recognized as expense in the current period amounted to R$40,257 (R$36,499 as of September 30, 2011) at the parent company and R$88,245 in the consolidated on September 30, 2012 (R$183,488 as of September 30, 2011).

23.2.   Financial lease

The Company contracts financial leases for acquisitions mainly of machinery, equipment, vehicles and software.

During the nine-month period ended September 2012, there was an increase in property, plant and equipment and loans and financing in the amount of R$37,407 at the parent company and R$65,586 in the consolidated.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company controls the leased assets which are presented below:

	BR GAAP
	Parent company

	Weighted average
	interest rate
	(% p.a.) (1)	09.30.12	12.31.11
Cost
Machinery and equipment		12,319	20,537
Software		22,108	-
Vehicles		69,546	32,641
		103,973	53,178

Accumulated depreciation
Machinery and equipment	26.30	(7,957)	(12,792)
Software	20.00	(3,351)	-
Vehicles	14.44	(6,926)	(1,379)
		(18,234)	(14,171)
		85,739	39,007

(1)         The period of depreciation of leased assets corresponds to the lower of the term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

	BR GAAP and IFRS
	Consolidated

	Weighted average
	interest rate
	(% p.a.) (1)	09.30.12	12.31.11
Cost
Machinery and equipment		16,748	24,999
Software		22,108	-
Vehicles		116,467	51,498
		155,323	76,497

Accumulated depreciation
Machinery and equipment	28.02	(11,647)	(15,992)
Software	20.00	(3,351)	-
Vehicles	14.43	(12,224)	(2,094)
		(27,222)	(18,086)
		128,101	58,411

(1)       The period of depreciation of leased assets corresponds to the lower of the term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The future minimum payments required are segregated as follows, and were recorded as current and non-current liabilities:

	BR GAAP and IFRS
	Parent Company
	09.30.12
	Present value of		Minimum future
	minimum payments	Interest	payments
2012	10,511	1,390	11,901
2013	36,584	5,295	41,879
2014	13,148	1,993	15,141
2015	5,241	174	5,415
2016 onwards	4,410	65	4,475
	69,894	8,917	78,811

	BR GAAP and IFRS
	Consolidated
	09.30.12
	Present value of		Minimum future
	minimum payments	Interest	payments
2012	16,939	1,850	18,789
2013	59,318	7,025	66,343
2014	16,290	2,280	18,570
2015	5,309	174	5,483
2016 onwards	4,410	65	4,475
	102,266	11,394	113,660

The contract terms for both modalities, with respect to renewal, adjustment and purchase option are according to market practices. In addition, there are no clauses of contingent payments or relating to restrictions on dividends, interest on shareholders’ equity or additional debt funding.

24.  SHARE BASED PAYMENT

The rules for the stock options plan granted to executives, were disclosed in the annual financial statements for the year ended December 31, 2011 (note 23) and have not changed during this period.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Price of converted share		Share price
	Beginning	End of the	Options	Outstanding	Granting	Updated
Grant date	of the year	year	granted	options	date	IPCA	at 09.30.12
05/03/10	05/02/11	05/02/15	1,540,011	1,264,267	23.44	26.58	35.01
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	26.14	35.01
05/02/11	05/01/12	05/01/16	2,463,525	2,356,517	30.85	32.84	35.01
05/02/12	05/01/13	05/01/17	3,708,071	3,590,011	34.95	35.40	35.01
			7,748,507	7,247,695

The rollforward of the outstanding granted options for the nine-month period ended September 30, 2012, is presented as follows:

BR GAAP and IFRS
Consolidated
Quantity of outstanding options as of December 31, 2011	4,277,946
Issued - grant of 2012	3,708,071
Exercised - grant fo 2010	(31,933)
Termination plan - grant of 2007	(425,600)
Canceled
Grant of 2007	(61,180)
Grant of 2010	(15,941)
Grant of 2011	(85,608)
Grant of 2012	(118,060)
Quantity of outstanding options as of September 30, 2012	7,247,695

The weighted average strike prices of the outstanding options is R$32.98 (thirty two Brazilian Reais and ninety eight cents), and the weighted average of the remaining contractual term is 47 months.

The Company presented in shareholders’ equity the fair value of the options in the amount of R$39,025 (R$22,430 as of December 31, 2011). In the statement of income for the nine-month period ended September 30, 2012 the amount recognized as expense was R$16,595 (expense of R$10,334 as of September 30, 2011).

During the nine-month period ended September 30, 2012, the Company’s executives exercised  31,933 shares, with an average price of R$25.90 (twenty five Brazilian Reais and ninety cents) totaling R$827. In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$21.63 (twenty one Brazilian Reais and sixty three cents), recording a gain in the amount of R$136 as capital reserve.

The fair value of the stock options was measured using the Black-Scholes pricing model, as disclosed in the annual financial statements for the year ended December 31, 2011 (note 23) and has not changed during the nine-month period ended (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

September 30, 2012.

25.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to their employees. The characteristics of the supplementary retirement plans, as well as the other employee benefits offered by the Company, were disclosed in the annual financial statements for the year ended December 31, 2011 (note 24) and have not changed during this period.

The actuarial liabilities and the related effects in the statement of income are presented below:

	BR GAAP and IFRS
	Consolidated
	Liabilities		Statement of income
	09.30.12	12.31.11	09.30.12	09.30.11
Retirement supplementary plan - BFPP (1)	-	-	(10,818)	(9,205)
Retirement supplementary plan - FAF (2)	-	-	37,395	38,889
Medical assistance	94,793	85,156	(9,667)	(7,030)
Penalty F.G.T.S. (3)	119,025	113,393	(13,426)	(19,365)
Reward for working time	34,759	33,107	(3,607)	(7,184)
Other	36,857	34,389	(3,401)	(2,699)
	285,434	266,045	(3,524)	(6,594)

 (1)       BFPP – Brasil Foods Pension Plan

(2)       FAF – Attilio Francisco Xavier Fontana Foundation

(3)       F.G.T.S. – Government Severance Indemnity Fund for employees, guarantee fund for length of service

26.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such proceedings is determined by the Company’s Management, based on legal advice and reasonably reflect the estimated and probable losses.

In case the Company is involved in judicial proceedings for which the amount is not known or cannot be reasonably estimated, but the probability of losses is probable, the related amount will not be recorded, however, its nature will be disclosed.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company’s Management believes that the provisions for tax, civil and labor contingencies, accounted for according to CVM Deliberation No. 594/09, is sufficient to cover eventual losses related to its legal proceedings, as presented below.

26.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

	BR GAAP
	Parent company
	12.31.11	Additions	Reversals	Transfers (2)	Payments	Price index update	09.30.12
Tax	128,513	15,039	(7,413)	(25,112)	(5,567)	6,412	111,872
Labor	53,555	70,702	(13,060)	-	(62,562)	3,674	52,309
Civil, commercial and other	26,372	11,437	(3,624)	-	(7,882)	1,931	28,234
	208,440	97,178	(24,097)	(25,112)	(76,011)	12,017	192,415

Current	68,550						67,564
Non-current	139,890						124,851

BR GAAP and IFRS
Consolidated

	12.31.11	Additions	Business combination(1)	Reversals	Transfers (2)	Payments	Price index update	09.30.12
Tax	231,623	25,318	-	(23,964)	(25,112)	(17,253)	12,860	203,472
Labor	105,162	132,365	11,032	(27,026)	-	(105,679)	7,924	123,778
Civil, commercial and other	45,174	17,297	-	(5,671)	-	(11,588)	3,668	48,880
Contingent liabilities	571,741	-	12,929	(12,948)	-	-	-	571,722
	953,700	174,980	23,961	(69,609)	(25,112)	(134,520)	24,452	947,852
Current	118,466							121,529
Non-current	835,234							826,323

(1)     Business combination with Quickfood, Avex and Dánica (note 6).

(2)     During the nine-month period ended September 30, 2012, the Company, for better presentation of the amounts related to tax contingencies, considered the reclassification of items that were not under litigation from tax provisions to other obligations, as well as certain lawyers’ fees.

26.2.    Contingencies classified as a risk of possible loss

The Company has other contingencies of labor and social security, civil and tax nature, which expected loss evaluated by management and supported by legal advice is classified as possible, and therefore no provision has been recognized. Tax lawsuits totaled R$5,938,191 (R$5,295,018 as of December 31, 2011), from which R$571,722 (R$565,909 as of December 31, 2011) were recorded at the estimated fair value resulting from business combinations with Sadia, Avex and Dánica as determined by paragraph 23 of CVM Deliberation No. 665/11, presented in the table of item 25.1. The main natures of these contingencies are properly disclosed in the annual financial statements for the period ended December 31, 2011 (note 25.2).

27.  SHAREHOLDERS’ EQUITY

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

27.1.    Capital stock

On September 30, 2012 and December 31, 2011, the capital subscribed and paid by the Company was R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three Brazilian Reais and thirty six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendments to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

27.2.    Interest on capital

On December 15, 2011, was approved by the Board of the Company, the remuneration of the shareholders in the amount of R$0.39080857 per share, net of the treasury shares amount. The amount of R$339,790 was paid on February 15, 2012.

On June 18, 2012, was approved by the Board of the Company, the remuneration of the shareholders in the amount of R$0.11501051 per share, net of the treasury shares amount. The amount of R$100,000 was paid on August 15, 2012.

27.3.    Breakdown of capital stock by nature

	BR GAAP and IFRS
	Consolidated
	09.30.12	12.31.11
Common shares	872,473,246	872,473,246
Treasury shares	(2,987,509)	(3,019,442)
Outstanding shares	869,485,737	869,453,804

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

27.4. Rollforward of outstanding shares

	BR GAAP and IFRS
	Consolidated
	Quantity of outstanding of shares
	09.30.12	12.31.11
Shares at the beggining of the period	869,453,804	871,692,074
Purchase of shares	-	(2,630,100)
Sale of shares in treasury	31,933	391,830
Shares at the end of the period	869,485,737	869,453,804

27.5.    Treasury shares

The Company has 2,987,509 shares in treasury, with an average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share, with a market value corresponding to R$104,593. The decrease of 31,933 in the number of shares is due to the exercise of the options of the executives of the Company.

28.  GOVERNMENT GRANTS

As of September 30, 2012, the amount of grants related to income through tax benefits totaled R$105,731 (R$56,542 as of December 31, 2011), are accounted for as reserve for tax incentives in the shareholders’ equity. The amount of R$46,336 (R$48,281 as of December 31, 2011) was utilized by the wholly-owned subsidiary Sadia to offset the accumulated losses, not composing, therefore, the reserve for tax incentives, according to the current tax legislation.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

29. EARNING PER SHARE

	09.30.12	12.31.11
Basic numerator:
Net income for the period attributable to BRF shareholders	250,458	1,246,400

Basic denominator:
Shares of common stock	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	869,474,871	870,881,053
Net earnings per share - basic - R$	0.28806	1.43119

Diluted numerator:
Net income for the period attributable to BRF shareholders	250,458	1,246,400

Diluted denominator:
Weighted average number of outstanding shares - basic (except treasury shares)	869,474,871	870,881,053
Number of potential shares (stock options)	201,930	-
Weighted average number of outstanding shares - diluted	869,676,801	870,881,053
Net earnings per share - diluted - R$	0.28799	1.43119

On September 30, 2012, from the total of 7,247,695 outstanding options granted to the Company’s executives, 3,590,011 (2,928,905 as of December 31, 2011) were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the period and, therefore, the effect was anti-dilutive. The variation in the stock options granted refers to the increase in the number of employees eligible to the plan to 254 as of September 30, 2012 (55 as of December 31, 2011).

30.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, as well as, loans agreed on normal market conditions for similar transactions.

30.1.    Transactions and balances

The balances of the assets and liabilities are demonstrated below:

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	Balance sheet
	09.30.12	12.31.11
Accounts receivable
UP! Alimentos Ltda.	313	2,935
Perdigão Europe Ltd.	223,053	161,869
Perdigão International Ltd.	469,247	247,000
Sadia	218,139	41,905
Sadia Alimentos	780	-
Heloísa	2,570	311
	914,102	454,020
Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
	5	5
Loan contracts
Perdigão Trading S.A.	(679)	(632)
Perdigão International Ltd.	(3,707)	(1,815)
Highline International Ltd.	(3,703)	(3,421)
Establecimiento Levino Zaccardi y Cia. S.A.	4,732	4,372
	(3,357)	(1,496)
Trade accounts payable
Sino dos Alpes Alimentos Ltda.	-	85
UP! Alimentos Ltda.	9,178	5,930
Perdigão International Ltd.	2,403	2,168
Sadia	36,646	22,847
Sadia Alimentos	32	-
Heloísa	2,014	2,070
	50,273	33,100
Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
Sadia	377,712	377,712
Heloísa	64,000	52,000
	441,812	429,812

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Other rights and obligations
BFF International	971	971
Avex	2,761	-
UP! Alimentos Ltda.	7,745	-
Perdigão Trading S.A.	410	410
Establecimiento Levino Zaccardi y Cia S.A.	2,131	1,181
Heloísa	49	34
Sadia	(437,081)	1,079
Sino dos Alpes Alimentos Ltda.	(5,174)	-
Perdigão International Ltd. (1)	(2,353,904)	(1,763,378)
VIP S.A. Empreendimentos e Participações Imobiliárias	-	(3)
Avipal Centro Oeste S.A.	(38)	(38)
	(2,782,130)	(1,759,744)

(1)       The amount corresponds to advances for export pre-payment.

	Statement of income
	09.30.12	09.30.11
Revenue
UP! Alimentos Ltda.	2,288	-
Perdigão Europe Ltd.	509,718	466,362
Perdigão International Ltd.	2,557,714	1,965,181
Sadia	1,152,647	352,659
	4,222,367	2,784,202
Financial income, net
Perdigão Trading S.A.	(58)	(52)
Perdigão International Ltd.	(61,472)	(34,856)
Sadia	(13,844)	-
	(75,374)	(34,908)

	Acquisitons of the period
	09.30.12	09.30.11
UP! Alimentos Ltda.	(97,758)	(3,389)
Establecimiento Levino Zaccardi y Cia. S.A.	(4,597)	(6,666)
Sadia (1)	(961,814)	(199,219)
Sino dos Alpes (1)	(5,174)	-
Heloísa	(31,191)	-
	(1,100,534)	(209,274)

(1)       Corresponds to purchase of property, plant and equipment due to the execution of TCD, in which R$333,061 is related to Sadia and R$5,174 is related to Sino dos Alpes.

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. which is an affiliate.

The Company entered into loan agreements with Instituto Perdigão de (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Sustentabilidade. On September 30, 2012, the total receivable is R$7,268 (R$6,634 as of December 31, 2011), being interest bearing at 12% p.a.

The wholly-owned subsidiary Sadia granted a loan to Instituto Sadia de Sustentabilidade in the amount of R$13,000, being interest bearing at 12% p.a..

Due to the execution of TCD, the Company caused a loss in the accounts receivable of Instituto de Sustentabilidade Sadia in the amount of R$15,237. As a consequence, the related liability was recognized as other obligations.

The Company entered into loan agreements with its subsidiaries. Below is a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of this quarterly financial information:

Counterparty		Balance
Creditor	Debtor	09.30.12	Interest rate
BFF International Ltd.	Perdigão International Ltd.	855,707	8.0% p.a.
BFF International Ltd.	Wellax Food Comércio	582,011	8.0% p.a.
Sadia Overseas Ltd.	Wellax Food Comércio	518,026	7.0% p.a.
Sadia International Ltd.	Wellax Food Comércio	120,410	Libor
Crossban Holdings GmbH	Plusfood Holland B.V.	99,324	3.0% p.a.
Plusfood Holland B.V.	Plusfood Groep B.V.	76,207	3.0% p.a.
Plusfood Groep B.V.	Plusfood B.V.	60,371	3.0% p.a.
Sadia GmbH	BRF Foods LLC	35,280	7.0% p.a.
Crossban Holdings GmbH	Sadia GmbH	27,011	3.0% p.a.
Wellax Food Comércio	Sadia GmbH	19,166	1.0% p.a.
Wellax Food Comércio	Qualy B.V.	16,166	Euribor a.t. + 0.10%
Plusfood Groep B.V.	Plusfood Wrexam	15,816	3.0% p.a.

30.2.    Other related parties

The Company entered into an operating lease agreement with FAF and for the nine-month period ended September 30, 2012 the amount of rent paid was R$7,468 (R$8,588 as of September 30, 2011). The amount of rent is set based on market rates.

30.3.    Granted guarantees

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

30.4.    Management remuneration

The key management personnel includes the directors and officers, members of the executive committee and the head of internal audit. On September 30, 2012, there were 25 professionals (27 professionals as of December 31, 2011) at the parent company and in the consolidated.

The total remuneration and benefits paid to these professionals are demonstrated below:

	BR GAAP and IFRS
	Consolidated
	09.30.12	09.30.11
Salary and profit sharing	30,281	32,026
Short term benefits of employees (1)	1,006	966
Post-employment benefits	89	1,095
Termination benefits	903	1,745
Stock-based payment	5,732	4,019
	38,011	39,851

(1)       Includes  medical plan, educational expenses and others.

The value of the profit sharing paid to each officer in any period is related mainly to the net income of the Company and to the assessment of the performance of the officer during the fiscal year by the Board of Directors.

The alternate members of the Board of Directors and of the Fiscal Council are compensated for each meeting that they attend. The members of the Board of Directors and Fiscal Council have no employment connection with the Company and do not provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

31. NET SALES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Gross sales
Domestic sales	5,043,701	4,570,144	10,813,726	10,231,194
Foreign sales	3,653,349	3,234,166	8,463,681	7,545,062
Dairy products	2,313,619	2,334,012	2,410,960	2,279,834
Food service	450,411	344,079	1,203,519	1,144,834
	11,461,080	10,482,401	22,891,886	21,200,924
Sales deductions
Domestic sales	(802,594)	(856,093)	(1,776,837)	(1,886,116)
Foreign sales	(977)	(325)	(229,232)	(185,143)
Dairy products	(359,675)	(354,804)	(370,483)	(348,021)
Food service	(58,555)	(52,004)	(143,597)	(174,436)
	(1,221,801)	(1,263,226)	(2,520,149)	(2,593,716)
Net sales
Domestic sales	4,241,107	3,714,051	9,036,889	8,345,078
Foreign sales	3,652,372	3,233,841	8,234,449	7,359,919
Dairy products	1,953,944	1,979,208	2,040,477	1,931,813
Food service	391,856	292,075	1,059,922	970,398
	10,239,279	9,219,175	20,371,737	18,607,208

32.  RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures on internal research and development of new products, recognized in the statement of income as incurred. The total expenditure on research and development for the nine-month period ended September 30, 2012, is R$19,304 at the parent company and R$24,042 in the consolidated (R$12,764 at the parent company and R$17,842 in the consolidated as of September 30, 2011).

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

33. EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Salaries and social charges	985,117	858,654	2,087,111	1,814,026
Social security cost	269,260	236,856	538,226	473,427
Government severance indemnity fund for employees,
guarantee fund for length of service	75,661	66,524	150,015	130,968
Medical assistance and ambulatory care	30,374	22,951	87,579	73,594
Retirement supplementary plan	6,637	5,840	10,818	9,205
Employees profit sharing (1)	(35,060)	86,523	25,757	159,194
Other benefits	205,411	180,586	414,677	374,285
Provision for labor risks	51,919	26,667	99,671	61,071
	1,589,319	1,484,601	3,413,854	3,095,770

(1)       The credit balance for the nine-month period ended September 30, 2012 in the amount of R$51,822 refers to the reversal of the provision for the employees profit sharing for the fiscal year of 2011 net of R$16,762 of expenses from the current period.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

34. OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Income
Net income from the disposal of property, plant and
equipment	-	-	-	38,760
Insurance indemnity	2,218	11,811	16,241	17,602
Employees benefits	-	-	37,395	38,889
Recovery of expenses	7,910	13,948	11,177	77,436
Provision reversal (1)	58,989	-	30,200	118,684
Net income from the transfer of Carambeí plant	48,812	-	48,812	-
Other	1,399	483	14,417	13,648
	119,328	26,242	158,242	305,019
Expenses
Net loss from the disposal of property, plant and
equipment	(13,965)	(6,266)	(10,866)	-
Idleness costs	(41,439)	(37,783)	(77,155)	(77,892)
Insurance claims costs	(17,227)	(14,698)	(31,774)	(21,664)
Employees profit sharing	(16,762)	(86,523)	(25,757)	(151,816)
Stock options plan	(16,595)	(10,334)	(16,595)	(10,334)
Management profit sharing	(2,506)	(7,455)	(2,506)	(13,747)
Other employees benefits	(13,275)	(15,174)	(30,101)	(36,278)
Provision for tax risks	(6,041)	(146,054)	(10,057)	(149,191)
Provision for civil risks	(6,824)	-	(12,171)	(11,671)
Net loss from the execution of TCD (2)	(100,322)	-	(104,360)	-
Other	(9,429)	(7,851)	(38,457)	(34,724)
	(244,385)	(332,138)	(359,799)	(507,317)
	(125,057)	(305,896)	(201,557)	(202,298)

(1)       From the total amount disclosed in the parent company, R$ 51,822 refers to the reversal of provision for employee profit sharing for the fiscal year of 2011.

(2)       Note 1.2.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

35. FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Financial income
Interest on marketable securities	4,725	23,935	8,797	34,121
Exchange rate variation on marketable securities	8,065	2,301	6,773	1,522
Interest on other assets	47,123	30,861	71,090	78,877
Exchange rate variation on other assets	60,627	32,798	89,046	50,169
Interests on financial assets classified as:	19,727	48,302	61,179	105,078
Available for sale	-	-	11,051	38,137
Held for trading	19,727	48,302	33,390	53,305
Held to maturity	-	-	16,738	13,636
Gains from derivative transactions	16,116	-	10,867	-
Gains from the translation of foreign investments	-	-	478,550	368,411
Adjustment to present value	8,982	6,744	17,561	3,901
Exchange rate variation on loans and financing	-	2,534	-	-
Financial income from the acquisition of raw materials	-	-	148	-
Other	1,400	540	21,672	27,897
	166,765	148,015	765,683	669,976
Financial expenses
Interest on loans and financing	(146,441)	(114,409)	(362,672)	(338,480)
Exchange rate variation on loans and financing	(41,028)	-	(85,741)	(136,363)
Interest on other liabilities	(18,582)	(12,924)	(43,397)	(48,792)
Exchange rate variation on other liabilities	(191,728)	(189,854)	(332,644)	(181,114)
Financial expenses from the acquisition of raw materials	(5,748)	(9,519)	(18,421)	(9,519)
Losses from derivative transactions	(25,601)	(81,228)	(26,104)	(78,459)
Losses from the translation of foreing investments	-	-	(332,455)	(146,820)
Interest expenses on loans to related parties	(75,374)	(34,908)	-	-
Adjustment to present value	(1,959)	(3,113)	(5,052)	(3,113)
Other	(7,695)	(8,339)	(38,847)	(21,329)
	(514,156)	(454,294)	(1,245,333)	(963,989)
	(347,391)	(306,279)	(479,650)	(294,013)

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

36. STATEMENT OF INCOME BY NATURE

The Company has opted to disclose its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Costs of sales
Costs of goods	6,522,761	5,524,366	11,455,851	9,990,971
Depreciation	298,188	250,654	635,446	575,140
Amortization	1,063	707	6,955	37,016
Salaries and employees benefits	1,134,687	1,015,337	2,371,709	2,089,408
Other	737,975	610,128	1,543,222	1,202,437
	8,694,674	7,401,192	16,013,183	13,894,972
Sales expenses
Depreciation	15,137	11,513	24,976	19,060
Amortization	153	87	855	559
Salaries and employees benefits	305,696	261,864	716,711	633,499
Direct logistics expenditures	422,211	368,666	1,203,585	1,031,156
Other	495,469	487,420	1,169,809	1,031,051
	1,238,666	1,129,550	3,115,936	2,715,325
Administrative expenses
Depreciation	1,966	1,781	5,309	4,307
Amortization	17,338	3,969	25,583	8,117
Salaries and employees benefits	132,077	94,210	200,006	152,598
Fees	16,836	14,089	18,915	25,643
Other	560	62,583	25,527	115,673
	168,777	176,632	275,340	306,338
Other operating expense
Depreciation	19,750	17,758	20,217	17,770
Other	224,635	314,380	339,582	489,547
	244,385	332,138	359,799	507,317

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

37. INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover certain claims, considering the nature of its activity.

		09.30.12
		Insured	Amount of
Assets covered	Coverage	amounts	coverage
	Fire, lightning, explosion, windstorm, deterioration of
	refrigerated products, breakdown of machinery, loss of
Inventories and property, plant and equipment	profit and other	25,884,190	2,251,782
Garantee	Judicial, traditional and customer garantees	271,937	271,937
National transport	Road risk and civil liability of cargo carrier	18,781,194	493,255
International transport	Transport risk during imports and exports	10,788,793	127,944
General civil liability for directors and officers	Third party complaints	29,321,922	1,308,414
Credit	Customer default	335,309	313,898

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

38. NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments set forth below, applicable to the following accounting periods, were published by IASB and apply to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 1 – Presentation of Items of Others Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to net income (for example: realization of the deemed cost) and items that can be further reclassified to net income, such as gains and losses deferred cash flow hedge. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19. The change addresses issues related to accounting and disclosure of employee benefits. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that this change will not impact its consolidated financial statements.

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

IFRS 7 – Financial Instruments - Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of financial statements of the Consolidated Financial Statement when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its consolidated financial statements.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

the impact of adopting this standard on its consolidated financial statements.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its consolidated financial statements.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

39.  SUBSEQUENT EVENTS

39.1.    Acquisition of share equity of Federal Foods Limited

According to the strategic plan of become a worldwide Company and strengthen its trademarks through local markets, on October 4, 2012 BRF signed, through its subsidiary in Austria, a binding offer to acquire 49% of the share equity and management control of Federal Foods Limited (“Federal Foods”). The remaining share equity will be maintained by Al Nowais Investments, the current owner of Federal Foods.

The closing of this transaction will depend on the satisfactory conclusion of the due diligence process, which is expected to occur on the subsequent months.

Federal Foods is a privately-held company headquartered in Abu Dhabi, in the United Arab Emirates (“UAE”), and distributor of Sadia’s products for more than 20 years, as well as chilled, frozen and dry products from other trademarks and suppliers. Currently, BRF’s products represent approximately 65% of Federal Foods’ net revenue.

The total investment for the acquisition of 49% of Federal Foods share equity will be US$36,000. BRF will have management control and will consolidate Federal Foods’ financial statements.

39.2.    Constitution of Joint Venture between BRF and Carbery Group

According to the strategic plan of the Company of becoming a leading player in the Brazilian cheese market, on November 5, 2012, BRF disclosure to the market the constitution of a joint venture (“JV”) with Carbery Group (“Carbery”) for whey processing.

Carbery employs over 500 people worldwide, is a leading manufacturer player of whey based ingredients and has a range of advanced dairy based nutritional ingredients which are recognized globally for their high quality and effectiveness. Their products are supplied to several food and beverage companies in the world.

The Company will own 50% of the share equity of the JV. The total shared investment of R$50,000 will utilize Carbery’s innovative technology to process whey generated by BRF’s cheese operations.

The project includes the construction of a manufacturing plant to produce high added value nutritional ingredients, which are mainly used by baby food and nutritional sports customers. The construction of the plant is expected to commence immediately and the beginning of its operations is planned for 2014.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

39.3.    Acquisition of assets related to integration, production and slaughter of porks – DOUX

On November 7, 2012, the Company disclosed to the market, under the terms of CVM Instruction No. 358/02, the consideration by the CADE of the terms of an agreement negotiated by BRF with the respective entity, aiming the creation of the rules for the assets related to integration, production and slaughter of porks from Doux, pledged to BRF during the year of 2011, according to note 6.4. of the financial statements for the fiscal year ended December 31, 2011 disclosed on March 22, 2012, to have their property transferred to third parties or to BRF, through an extrajudicial auction.

This agreement was necessary to allow the execution of the guarantees offered by Doux in consideration to the advances made by BRF which were not settled yet. In addition, the agreement establishes the limits for the use of such assets by BRF, as well as authorizes the Company to take all necessary measures to recovery these advances.

The Company’s management do not expect any significant impact on the future earnings.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

40. APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was approved and its disclosure authorized by the Board of Directors on November 12, 2012.

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Paulo Assunção de Souza

Member	Heloisa Helena Silva de Oliveira
Independent Member	Décio da Silva
Independent Member	José Carlos Reis de Magalhães Neto
Board Member	Luis Carlos Fernandes Afonso
Independent Member	Luiz Fernando Furlan
Independent Member	Manoel Cordeiro Silva Filho
Independent Member	Pedro de Andrade Faria
Independent Member	Walter Fontana Filho

FISCAL COUNCIL / AUDIT COMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Member	Decio Magno Andrade Stochiero
Member	Susana Hanna Stiphan Jabra

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Local Market	José Eduardo Cabral Mauro
Vice President of Food Service	Ely David Mizrahi
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller – CRC 1SP219369/O-4

Renata Bandeira Gomes do Nascimento

Accountant – CRC 1SP 215231/O-3

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BREAKDOWN OF THE CAPITAL BY OWNER

Company’s shares owned by its major shareholders, management, members of the Board of Directors and Fiscal Council is presented below (not reviewed):

	09.30.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Major shareholders
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,352,222	12.19	111,364,918	12.77
Fundação Petrobrás de Seguridade Social - Petros (1)	88,332,682	10.12	89,866,382	10.30
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	-	-
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	12,548,390	1.44	23,629,690	2.71
Fundação Sistel de Seguridade Social (1)	11,726,238	1.34	11,725,832	1.34
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	3,474,904	0.40
Management
Board of Directors	9,721,598	1.11	9,721,600	1.11
Executives	153,316	0.02	100,932	0.01
Treasury shares	2,987,509	0.34	3,019,442	0.35
Other	522,410,936	59.89	549,581,056	62.99
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the shareholders holding more than 5% of the voting capital is presented below (not reviewed):

	09.30.12		12.31.11
Shareholders	Quantity	%	Quantity	%
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,352,222	12.19	111,364,918	12.76
Fundação Petrobrás de Seguridade Social - Petros (1)	88,332,682	10.12	89,866,382	10.30
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	-	-
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	12,548,390	1.44	23,629,690	2.71
Fundação Sistel de Seguridade Social (1)	11,726,238	1.34	11,725,832	1.34
FPRV1 Sabiá FIM Previdenciário (2)	3,474,904	0.40	3,474,904	0.41
	337,199,887	38.64	310,050,216	35.54
Other	535,273,359	61.36	562,423,030	64.46
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by participating employees of the respective companies.

(2) Investment fund held exclusively by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

The Shareholders and Officers

BRF - Brasil Foods S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF - Brasil Foods S.A. (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended September 30, 2012, which comprise the balance sheet as at September 30, 2012 and the related statements of income and comprehensive income for the three and nine months periods then ended, and changes in equity and cash flow for the nine-month period then ended, including other explanatory information.

Management is responsible for the preparation of individual interim financial information in accordance with Accounting Pronouncement CPC 21 - Demonstração Intermediária (“CPC 21”) and the consolidated interim financial information in accordance with CPC 21 and International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

that the accompanying individual interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2012, prepared under the responsibility of Company management, the presentation of which in the interim information is required by the rules issued by the Brazilian Securities and Exchange Commission applicable to preparation of Quarterly Information, and considered as supplementary information under the IFRS, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

Audit of individual and consolidated balance sheet as of December 31 2011 and review of individual and consolidated interim statements  of income, comprehensive income, changes in equity, cash flow and value added for the same periods of prior year.

The consolidated balance sheet as of December 31, 2011 and  the interim individual and consolidated statements of income and comprehensive income for the three and nine-months periods ended September 30,2011, and changes in equity, cash flows, and value added for the nine-month period ended September 30, 2011, presented for comparison purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified (A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY INFORMATION

opinion thereon dated March 22, 2012, and an unqualified review report thereon dated October 27, 2011.

São Paulo, November 12, 2012.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-SC-000048/F-0

Antonio Humberto Barros dos Santos

Contador CRC-1SP161745/O-3 S-SC

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF – Brasil Foods S.A., in fulfilling its statutory and legal functions, reviewed:

(i)     the opinion issued by Ernst & Young Terco Auditores Independentes;

(ii)      the Management Report; and

(iii)  the quarterly financial information (parent company and consolidated) for the nine-month period ended September 30, 2012.

Based on the documents reviewed and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial information identified above.

São Paulo, November 12, 2012.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero

Committee Member

Susana Hanna Stiphan Jabra

Committee Member

(A FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – September 30, 2012 – BRF – BRASIL FOODS S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF – Foods Brasil S.A., states:

(i)     reviewed, discussed and agreed with the Company's quarterly financial statement for the nine-month period ended on September 30, 2012; and

(ii)    reviewed, discussed and agreed with opinions expressed in the review report issued by Ernst & Young Terco Auditores Independentes for the Company's quarterly financial information for the nine-month period  ended on September 30, 2012.

São Paulo, November 12, 2012.

José Antônio do Prado Fay

Chief Executive Officer

Leopoldo Viriato Saboya

Vice President of Finance, Administration and Investor Relations

Nelson Vas Hacklauer

Vice President of Strategy and M&A

Gilberto Antônio Orsato

Vice President of Human Resources

Nilvo Mittanck

Vice President of Operations and Technology

Antônio Augusto de Toni

Vice President of Foreign Market

José Eduardo Cabral Mauro

Vice President of Local Market

Ely David Mizrahi

Vice President of Food Service

Luiz Henrique Lissoni

Vice President of Supply Chain

Wilson Newton de Mello Neto

Vice President of Corporate Affairs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director